
03056693



GBC Bancorp


APR 18 2003



$
F
£
NT$
W
Y

PROCESSED
APR 22 2003
THOMSON FINANCIAL

萬通

Annual Report 2002

Financial Highlights

(Dollars in Thousands, Except per Share Data)

Operating Performance:	2002	2001	2000	1999	1998
Net (Loss)/Income	$ (5,790)	$ 32,602	$ 38,476	$ 29,988	$ 28,142
(Loss)/Earnings per Share (Basic)	(0.50)	2.79	3.33	2.41	2.00
(Loss)/Earnings per Share (Diluted)	(0.50)	2.78	3.26	2.37	1.96
Cash Dividends Declared per Share	0.48	0.48	0.39	0.33	0.30
(Loss)/Return on Average Assets	(0.23)%	1.54%	2.01%	1.75%	1.76%
(Loss)/Return on Average Stockholders' Equity	(2.82)%	16.05%	24.80%	20.48%	17.59%
Year-End Totals:					
Total Assets	$2,510,744	$2,367,243	$1,969,109	$1,744,200	$1,680,824
Total Deposits	1,904,143	1,827,927	1,674,569	1,490,811	1,380,903
Loans and Leases, Net	1,166,499	1,101,633	945,512	902,000	763,650
Stockholders' Equity	204,101	206,318	187,782	133,038	163,030
Book Value per Share	17.69	17.98	16.25	11.55	11.89

Per share data are adjusted to reflect the 2-for-1 stock split to shareholders of record on April 30, 1998.

2002 Stock Prices:	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
High	$34.05	$33.75	$28.96	$20.80
Low	$26.75	$26.49	$18.90	$17.78

The common stock of the Company has been traded on the NASDAQ National Market under the symbol "GBCB" since November 24, 1987.





Contents

Financial Highlights (Inside Front Cover)
2 Letter to Shareholders
3 Letter to Shareholders (Chinese)
5 Products and Services
7 Community Involvement
8 Board of Directors
9 Human Resources
63 Corporate Information

Corporate Profile

With total assets exceeding $2.5 billion, GBC Bancorp, the parent company of General Bank, is the fifth largest bank based in Los Angeles as of June 30, 2002, according to the *Los Angeles Business Journal's* report. The Bank was founded in 1980 by Taiwanese immigrants with the goal of providing Asian immigrants with a range of deposit, lending and other financial products specifically designed to meet the linguistic and cultural needs of this growing niche market.

With strong business ties in the Pacific Rim, the Bank has developed an expertise in International Trade Financing that has made it the second leading financier of import activity in the state of California. The Bank has leveraged its leadership position in import/export letters of credit to develop world-class International Banking Services, supported by a network of Correspondent Banks that now spans more than 100 cities around the world. Along with commercial real estate and construction lending, these business lines represent the foundation upon which General Bank was built.

Headquartered in Los Angeles, General Bank is now a full-service commercial bank with branches in California, Washington State, and Massachusetts. While primarily focused on serving the financial needs of the Asian-American community, GBC's expansion into high tech, SBA/small business and other commercial lending enables it to serve a vast and diverse group of customers throughout the nation. The Bank also provides a full range of deposit products, cash management, Internet banking, and private banking services.

GBC Bancorp strives to be viewed by its customers as not only a provider of capital, but also as a strategic advisor that can help them take advantage of all available financial opportunities, particularly in the Asia Pacific region. The advice GBC Bancorp provides helps differentiate its services and builds long-term relationships with its customer base.

Throughout its 22-year history, GBC Bancorp has established itself as one of the top-performing banks in the nation, and has been recognized for its success by publications such as *Forbes*, *U.S. Banker*, *The Economist*, *California Banker*, and the *Los Angeles Times*. The Bank's execution on its core business strategy has produced a long-term track record for profitable growth and efficiency, and it is well positioned to continue to generate value for both customers and shareholders in the future.

Mission Statement

To maximize shareholder value by being the champion in providing quality, tailor-made financial services to our customers, as well as fostering a positive, nurturing environment for our employees, and demonstrating responsible citizenship to our communities.

Letter to Shareholders

Dear Fellow Shareholders:

There is no doubt that 2002 was a disappointing year for GBC Bancorp. Our results were negatively impacted by a number of large problem loans stemming from a variety of unusual circumstances, from the bankruptcy of one of America's largest airlines to outright fraud on the part of certain borrowers. The one common thread running amongst these loans is that none of them were in sectors that we consider to be our core areas of expertise—the same areas that drove our historical success and resulted in *U.S. Banker* naming GBC Bancorp the most profitable banking company in the U.S. as recently as 2001.

Following the unfortunate developments with these loans, it became clear that we needed to return our focus to the business lines that had served us so well in the past. Throughout the second half of the year, we took a series of actions designed to ensure that the events of 2002 did not recur in the future. These actions included:

- Closing the New York loan production office that had originated the majority of the problematic loans.
- Ceasing our pursuit of customers and investment opportunities beyond our core areas of expertise.
- Reducing our participation in commercial loan syndications.
- Improving our credit process through the implementation of more stringent underwriting criteria and strengthening our internal analysis and credit monitoring procedures.

While we are cognizant that we must accept responsibility for the overall results in 2002, it should be noted that our core business lines performed well during the year. Some of the notable highlights included:

- Our Small Business Administration loan program and 1.2.3. Business Lines of Credit continue to be very popular products that have enabled the Bank to expand its base of small business customers. We originated more than $53 million in small business loans in 2002, and finished the year with the largest outstanding balance in the history of this department.
- Our deposit base remains stable and provides a good foundation for growth. In 2002, we increased our average Demand and Savings deposit balances by 36%.
- More customers now utilize our expanded electronic banking capabilities to perform a variety of banking functions via the Internet.

The performance of the core bank convinced us that the key to returning to our historical levels of profitability lies in narrowing our focus to the areas where we have had the most success and experienced very low historical loss rates. These areas include:

- Commercial loans to small- and medium-sized businesses, with a particular emphasis on the textile/apparel, computer/electronic goods, and high tech industries.
- International banking and trade financing.
- Construction lending, with an emphasis on single-family home construction in Southern California.
- Commercial real estate lending, with an emphasis on owner-occupied industrial properties.

We continue to have strong market positions and excellent relationships with our major customers in these areas. For example, according to the most recent data from Trade Reporting and Data Exchange, Inc., GBC Bancorp ranked second in the number of import consignments financed by banks in California, surpassing all other banks that primarily focus on the Asian-American market.



Peter Wu, Ph.D.
Chairman of the Board, President & Chief Executive Officer

We are also excited about the opportunities available to us as we continue to roll out our Private Banking and Investment services. The demographics of the core Asian-American market that we serve indicate that there is a strong demand for these services, and we continue to leverage our strong customer relationships with high-net-worth individuals to build our assets under management in this division.

We continue to be excited about the long-term outlook for the Company, primarily due to the growth opportunities presented by the Asian-American market. Our customer base continues to be among the most affluent segments in the country and grows faster than the general population.

The reputation we have built in the Asian-American community continues to serve us well, and we are optimistic about our opportunities to leverage this reputation in other markets that model to the same demographics. Our initial efforts in the Seattle, WA and Boston, MA markets have been positive, and we continue to explore additional opportunities in these cities and other markets with large Asian-American communities.

In closing, we would like to thank our customers for the privilege of working with them to help attain their financial goals.

We would also like to thank Mr. Li-Pei Wu, our former Chairman, for his contributions to the Company and more than 20 years of distinguished service, which concluded on December 31, 2002. We have bestowed upon him the honor of Chairman Emeritus of the Company and of General Bank, and he will continue to serve as a director of the Company.

Finally, I would like to acknowledge our outstanding board of directors, management team, and employees who remained diligent during a challenging year. Despite our difficulties, we experienced very low turnover, and those individuals who know our core areas of expertise the best are still in place to help return our Company to its historic level of growth and profitability. We are confident that our collective efforts to refocus the Company on our areas of strength will reward our shareholders over the long term.

Sincerely,

Peter Wu

Peter Wu
Chairman of the Board, President & Chief Executive Officer

致股東函

二00二年對萬通來說，是充滿挑戰性的一年。我們的營利表現受到一些不尋常問題貸款的負面影響。這些問題貸款主要來自於美國一家規模龐大的航空公司的破產以及一些不法貸款人的詐欺。然而值得注意的是，這些衝擊沒有一項是來自於我們引以自豪的核心業務。這些核心業務歷年來成就了萬通的成長，也讓我們在二00一年被美國銀行家雜誌 (U.S. Banker) 評為全美獲利最高的銀行。

這些問題貸款使我們重新意識到我們必需回歸且致力於發展一向表現穩健的核心業務。為了防止類似二00二年問題貸款的發生，我們於二00二年下半年，在信貸審核方面採取了一系列有效策略:

- 結束問題貸款產生最多的紐約貸款中心之運作
- 停止非核心業務的投資及市場推廣
- 透過更嚴謹的貸款審核及加強內部信貸分析與監督程序，改善信貸處理過程

對於二00二年的營運表現不如以往，我們感到遺憾也願意承擔責任，但值得強調的是我們二00二年核心業務的表現依然相當出色。其中表現卓越的業務如下:

- **存款業務一**

這是我們穩健成長的重要因素，我們二00二年的平均活期及儲蓄存款總額成長了百分之三十六。

- **中小企業貸款業務一**

在二00二年的貸款總額高達五千三百萬元，創歷年來新高。由於政府擔保的貸款計劃及簡易一、二、三貸款計劃，持續受到歡迎，我們得以進一步拓展我們的中小企業客戶群。

- **電子銀行業務一**

提供多功能和高科技的金融服務，很得客戶的讚賞與信賴。同時我們的網上客戶群也在持續的增加中。

回顧過去多年的營運經驗，我們認為致力於發展成效高且損失率低的核心業務才是再創以往高營利成績的主要關鍵。這些績優業務包括:

- 中小型商業貸款業務，其中以紡織服裝業、電腦電子製造業及高科技產業為主。
- 進出口業務和國際貿易融資。
- 建築貸款業務，特別著重於南加地區的住宅建築貸款。
- 商業房地產貸款，特別著重於企業主自用的工業建築貸款業務。

我們在上述核心業務上，仍然持續佔有市場優勢以及擁有良好的客戶關係，如根據專精進出口統計的 TRADE Inc. 公司最新數據顯示，經各銀行承辦的國貿至加州的進口交易件數計算，萬通銀行排名全加州第二，遠超過其它以亞裔客戶為對象的銀行。

我們同時對持續擴展中的萬通理財投資業務充滿信心。根據亞裔人口統計資料顯示，在美的亞裔客戶，對於理財投資的需求相當大。在有效的經營管理下，我們將持續的加強我們和高資產客戶之間的關係，提供理財諮詢服務，以期進一步提昇我們的業務。

由於亞裔市場的迅速成長，我們對萬通的前景充滿信心。我們的基本客戶就是這群快速增長又具影響力的群體。

由於我們多年來在亞裔社區已建立了優良的信譽，本著這項信譽，相信我們將可成功的進軍其它的市場。我們在華盛頓州和麻薩諸撒斯州的業務推展已見良好的成效。有基於此，我們將持續在各地尋求有廣大亞裔客戶群的市場或城市，以拓展營業據點。

我們在此特別要感謝前任董事長吳澧培先生，他與萬通的合約在2002年底期滿，功成身退。萬通董事會為表達對吳澧培先生在過去二十多年來的貢獻和他傑出的表現，特聘任吳澧培先生為萬通銀行控股公司和萬通銀行的榮譽董事長。吳澧培先生並將繼續擔任本公司的董事。

總結此文，我們除了要感謝廣大客戶的信賴與支持外，特別要衷心感謝傑出的董事會、管理階層和員工們對公司的竭心盡力和忠誠。在二00二年，儘管面對許多挑戰，但員工們謹守崗位，並且這些對銀行核心業務充份了解的員工，還繼續致力於協助公司回歸如往年一樣的高業務及盈利的成長。展望未來，我們深信以萬通全體上下同心協力，齊心努力於我們的專長和強項，定能使本公司的營運再創新猶，以達回報股東之期望。

董事長兼總裁　吳平原　謹誌



"The performance of the core bank convinced us that the key to returning to our historical levels of profitability lies in narrowing our focus to the areas where we have had the most success and experienced very low historical loss rates."



Products and Services

Trade Finance

Our base of business in international trade finance continues to expand, and according to the most recent statistics compiled by *Trade Intelligence*, General Bank ranked second in the number of consignments for California imports in 2001. In this area, we surpass most of the major commercial banks and all of the other banks that primarily focus on serving the Asian-American community.

We pride ourselves on our ability to customize our services in order to meet the needs of businesses with different business cycles and cash-flow requirements. However, our greatest value lies in the guidance we can provide customers in setting up an import/export program with business partners in Asia. We have built an unparalleled reputation in helping companies seeking to capitalize on trade opportunities available in the growing Pacific Rim, and we believe this expertise will help us to continue attracting new clients in the future.

International Banking Services

We continue to invest in our ability to provide world-class International Banking Services, which includes enhancing our service platforms and expanding our network of Correspondent Banks beyond the Pacific Rim to include Europe and South America. This enables the Bank to provide comprehensive international trade finance services to our growing customer base at a competitive price.

Our traditional import letters of credit and foreign remittance-related businesses continue to be mainstays of this department, while we also expand our service offerings in order to serve our clients to an even greater degree. During 2002, we introduced the Chinese Character Wire via our correspondent bank, Bank of China, for customers that need to wire funds to an individual in China.

Real Estate Lending

Our excellent relationships with major homebuilders enable us to capitalize on the robust housing market in Southern California. With a focus on financing projects designed to meet the growing demand for affordable housing in areas such as Riverside and San Bernardino, the Bank has been very successful in expanding our origination of 1-4 family real estate construction loans in a prudent manner.

At the same time, we continue to diversify our lending in the commercial real estate market. In 2002, we introduced an apartment loan program and an enhanced loan program for owner-occupied warehouses, and we believe we are well positioned to grow this segment as economic conditions become more favorable.

High Tech Lending

Our long-time relationships with top-tier venture capital investors continue to provide the Bank with opportunities to finance the growth of quality high tech firms in our market area. Although overall domestic economic conditions continued to present many challenges to the high tech industry in 2002, our thorough due diligence has enabled this segment of our portfolio to perform relatively well, and we believe our efforts in this area will generate positive results for the Bank over the long term.

Our experience in working with emerging high tech companies has enabled us to develop a pricing structure that facilitates the customers' ability to grow their business, while also fairly compensating the Bank for the investment we are making. In addition to helping high tech companies meet their financial needs, we are also able to provide value-added services such as referrals to venture capital sources and investor networking.

Since entering this business in 1995, we have established a successful track record for providing customized financial solutions and understanding the unique needs of customers involved in the high tech marketplace. Going forward, we will continue to strategically expand on our network of relationships that will enhance our ability to identify good opportunities in this area of lending.

Small Business Lending/SBA

With a wide variety of term loans, lines of credit, and Small Business Administration (SBA) loans, the Bank has steadily increased its customer base of small- and medium-sized businesses. We originated more than $53 million in small business loans in 2002, and finished the year with the largest outstanding balance in the history of this department. Much of this growth is attributable to our status as a Preferred Lender in the Los Angeles and Santa Ana districts, which enables us to approve and expedite the SBA loans of our customers. As we start 2003, we will also add San Diego and San Francisco to the list of districts where we have Preferred Lender status.

We continue to enhance our ability to respond to small business lending opportunities while maintaining thorough due diligence on the credit quality of potential customers. Towards this end, we will be implementing the Bank2Business credit scoring system in 2003, which will improve our processing efficiency for loans ranging from $50,000 to $250,000.

Retail Banking

General Bank expanded to 21 branches in 2002, with the addition of two new branches in Boston, Massachusetts. The branch system remains the centerpiece of our core deposit gathering and lending activities, and provides a platform to expand our small business lending and trade finance activities. We continue to add financial products to respond to the changing needs of our retail customers, and as part of this effort we will introduce our first debit card in the first half of 2003.

We continue to expand our electronic banking capabilities to provide our customers with an enhanced banking experience. More customers are now utilizing our GBLink and GBNet features to perform a variety of banking functions via the Internet.

Private Banking

Within our Private Banking department, one of the most popular features is the Mortgage Placement Service we introduced in 2002. This program offers mortgage, home equity, and home improvement loans and home equity lines of credit that allow our customers to take advantage of a favorable interest rate environment. Through this program, the Bank generates additional fee income while providing beneficial products to our customers at competitive rates.

The GB Financial Consulting Center* hosted a series of seminars throughout 2002 to educate our high-net-worth customers about the various investment products we provide in association with our financial partners.

*Securities and insurance products are offered by PrimeVest Financial Services, Inc., an independent, registered broker/dealer. Member SIPC *Not FDIC insured *Not a Deposit *May go down in value *Not guaranteed by General Bank *Not insured by any federal government agency



Community Involvement

Active community involvement has been a hallmark of General Bank since it was founded in 1980. We believe that financial and technical support is essential for fulfilling our role as a good corporate citizen, and we are committed to investing in and growing with the communities we serve.

As part of this commitment, we sponsor numerous cultural functions and organize fundraising events for community development or charitable organizations each year. We are particularly proud of our support of Operation Hope, a national non-profit self-help organization that seeks to bring economic self-sufficiency and a sustained spirit of revitalization to America's inner city communities. A number of our executives have been active participants in Operation Hope's "Banking On Our Future" (BOOF) program. These executives visit area schools and implement a curriculum that seeks to educate youth between the ages of 10 and 20 about the fundamentals of banking, checking & savings, investment, and establishing and maintaining credit.

Operation Hope is also one of three community service organizations that received the proceeds from our annual charity golf tournament. The other organizations are both dedicated to the creation of affordable housing—Los Angeles Neighborhood Housing Services and the Affordable Housing Clearinghouse. The year 2002 marked our third year of holding this event, and we are delighted to bring members of our community together to enjoy a fun afternoon of golf while also generating support for these extremely worthy organizations.

Some of our other notable 2002 community activities included:

- Sponsoring a drawing contest for Southern California schoolchildren from the ages of 5 to 16. College fund accounts ranging from $100 to $500 each were awarded to those children whose drawings best depicted this year's theme, *"What I Want to Be When I Grow Up."*
- Coordinating a media event for the House Ear Institute, a non-profit organization dedicated to advancing hearing science through research and education to improve quality of life.
- Sponsoring Taiwanese Heritage Week in Los Angeles, which is a weeklong celebration of Taiwanese culture and the contributions that Americans of Taiwan descent have made to this country.

Board of Directors

LI-PEI WU



Chairman Emeritus
GBC Bancorp and
General Bank

PETER WU, PH.D.



Chairman of the Board,
President and
Chief Executive Officer
GBC Bancorp and
General Bank

PING C. WU



Vice Chairman
GBC Bancorp and General Bank
President
President Global Corporation

BERNARD CHEN



Vice President
Fullong Enterprise Corp.

THOMAS C.T. CHIU, M.D.



Medical Doctor

CHUANG-I LIN, PH.D.



Chairman and President
Uniworld Marketing, Inc.

KO-YEN LIN



President
T.K. Lin Investment Co.

TING Y. LIU, PH.D.



Chairman
HITO Corp.

JOHN C. WANG



Vice President
The Wang Partnership
President
Pacific Coast Realty Services, Inc.

KENNETH C. WANG



Executive Vice President
The Wang Partnership
Executive Vice President
Kenjohn Trading Co., Ltd.

bd

CHIEN-TE WU



President
President Asset Group, LLC

JULIAN WU, PH.D.



General Partner
West Union Investment Co.

CHIN-LIANG YEN



President
San Yang Enterprise
Corporation

Human Resources

To support its growth and nationwide expansion, the Bank in 2002 expanded its recruitment of employees at virtually all levels. The Bank also continued to maintain strong ties with local colleges and universities, attracting a high percentage of those institutions' best-qualified graduates into its highly successful Management Training Program.

In following its tradition of developing talent and promoting from within, the Bank allocated a great amount of resources for development of internal candidates through employee education and training. This training and promote-from-within strategy, combined with an aggressive, incentive-based compensation program, sustains the Bank's industry-leading morale and high employee retention.

The Bank upheld its long-standing philosophy of promotion from within as various officers and staff were rewarded for their contributions to the Bank's continued growth and expansion. Listed below are those who were promoted during 2002 and in January and February 2003, followed by their respective ranks, titles, and areas of responsibility.

PROMOTIONS

Name	Title	Area
Peter Wu	Chairman of the Board, President & Chief Executive Officer	
Mandy Fu	Vice President, Branch Manager	Cupertino Branch
Vincent Chen	Assistant Vice President, Branch Manager	San Diego Branch
Li Liou	Assistant Vice President, Branch Manager	San Gabriel Valley Branch
Emily Wei	Assistant Vice President, Loan Portfolio Officer	Real Estate Lending
Kathy Chen	Branch Manager	Diamond Bar Branch
Luke Tsang	Branch Manager	Cerritos Valley Branch
Vivian Chang	Assistant Branch Manager	Aliso Viejo Branch
Mary Chang	Business Development Officer	Monterey Park Branch
Jensen Chao	Accounting Officer	Controller
Robert Chen	Loan Portfolio Officer	Corporate Lending
Yenny Chiang	International Banking Officer	International Banking
Edward Chou	System Security Officer	Operations Administration
Jennie Huang	Loan Portfolio Officer	Northern California Lending
Samantha Huang	Loan Portfolio Officer	Real Estate Lending
Robert Lin	Business Development Officer	Los Angeles Main Office
Yu Fu Lin	Loan Officer	Northern California Lending
Eric Tseng	Loan Portfolio Officer	Northern California Lending
Robert Vanthai	Operations Officer	Central Services
Harold Woo	System Analyst Officer	Central Services
Lillian Wu	Customer Service Officer	San Fernando Valley Branch

Listed below are the new officers who joined the Bank in 2002, followed by their respective ranks, titles and areas of responsibility.

NEW OFFICERS

Name	Title	Area
Charles Rice	Vice President, Loan Officer	Real Estate Lending
David Chau	Assistant Vice President, Business Development Officer	Kent North Branch
Peter Solomon	Assistant Vice President, Loan Officer	Boston Main Branch
Richard Chang	System Analyst Manager	Central Services
Sharon Mori	Senior Marketing Officer	Marketing
Julie Chou	Customer Service Officer	Kent North Branch
Manouchehr Manafzadeh	Loan Officer	Boston Main Branch

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Accounting for the allowance for credit losses involves significant judgments and assumptions by management which have a material impact on the carrying value of net loans; management considers this accounting policy to be a critical accounting policy. The judgments and assumptions used by management are based upon the evaluation of the loan portfolio, the economic environment, historical loan loss experience, collateral values and assessments of borrowers' ability to repay, as described in "Allowance for Credit Losses."

Accounting for derivatives is in compliance with Statement of Financial Accounting Standards ("SFAS No. 133"), "Accounting for Derivative Instruments and Hedging Activities", as amended. Implementation in 2001 of SFAS No. 133 had a material impact on the carrying value of derivative instruments. The judgments and assumptions used by management to value derivatives are based on the most recent information available and other factors which are believed to be reasonable under the circumstances as described in "Non-Interest Income", "Non-Interest Expense" and "Cumulative Effect of a Change of Accounting Principle".

Results of Operations

The consolidated net loss for GBC Bancorp and subsidiaries (the "Company") for the year ended December 31, 2002, totaled $5,790,000. This compares to net income of $32,602,000 in 2001 and $38,476,000 in 2000. Diluted (loss)/earnings per share were $(0.50), $2.78 and $3.26 for the years 2002, 2001 and 2000, respectively. The decline to a loss of $5,790,000 in 2002 from net income of $32,602,000 in 2001 is the result primarily of a $56,264,000 increase in the provision for credit losses. In addition, non-interest income declined by $6,757,000 in 2002 compared to 2001. Also, the implementation of SFAS No. 133, on January 1, 2001, resulted in pre-tax income of $8,561,000, which was partially offset by a pre-tax reduction of fair value as of December 31, 2001, of $6,762,000. Thus, in 2001, there was pre-tax income of $1,799,000, related to the derivatives. However, during 2002, the pre-tax fair value of the Company's derivatives declined $111,000. Thus there was a $1,910,000 pre-tax impact comparing the two years relating to the fair value of the Company's derivatives. Finally, net interest income partially offset the impact of the above, reflecting an increase of $5,293,000, or 6.0%.

Consolidated net income for GBC Bancorp and subsidiaries for the year ended December 31, 2001, totaled $32,602,000. This compares to net income of $38,476,000 in 2000. Diluted earnings per share were $2.78 for 2001 compared to $3.26 for 2000. The $5,874,000 decline in net income from 2000 to 2001 was primarily the result of an increase of $18,900,000 in the provision for credit losses and a $6,109,000 reduction of non-interest income partially offset by a $4,579,000 reduction of non-interest expense and $4,962,000 representing the cumulative effect of a change in accounting principle, net of taxes, representing the transition adjustment resulting from the adoption of SFAS No. 133.

Net Interest Income

Net interest income in 2002 totaled $94,219,000 compared to net interest income of $88,926,000 in 2001. The $5,293,000 or 6.0%, increase is the result of the growth of interest-earning assets to $2,450.4 million from $2,058.1 million, or 19.1%, as of December 31, 2002 and 2001, respectively. The effect of the increase of interest-earning assets was partially offset by a decline of the net interest margin. For the years ended December 31, 2002 and 2001, the net interest margin was 3.85% and 4.32%, respectively.

Total interest income for the year ended December 31, 2002, was $146,906,000 compared to $155,478,000 for the year ago period. The $8,572,000, or 5.5% decrease, was due to the 155 basis point decline of the yield on earning assets, partially offset by the above referenced growth of average-earning assets. The yield on earning assets was 6.00% and 7.55% for the years ended December 31, 2002 and 2001, respectively. During 2002, there was downward movement of the prime rate. The daily average prime rate in 2002 was 4.67%. This compares to 6.91% during 2001, a decline of 224 basis points. The yield on loans and leases for the years ending December 31, 2002 and 2001, was 6.89% and 8.52%, respectively. The 163 basis point decline is primarily a function of the average prime rate. Approximately 70% of the loan portfolio is prime driven loans. Contributing to the reduced yield on earning assets was a decline of 124 basis points on the securities portfolio. For the years ended December 31, 2002 and 2001, this yield was 5.49% and 6.73% respectively. During the second quarter of 2002, there were sales of securities from the available-for-sale portfolio with a book value of $206.2 million and a gain on sale of $10,127,000. The weighted average yield on the securities sold was 6.43%. The reinvestment of the proceeds at reduced yields exerted downward pressure on the securities yield as well as the reinvestment of the cash flows from the portfolio during 2002. Because of the direction of money market rates there was an acceleration of bond prepayments exacerbating the yield decline.

The 220 basis point decline to 1.74% from 3.94% for the years 2002 and 2001, respectively, of the yield on federal funds sold and securities purchased under agreements to resell directly reflects the decrease of the daily average prime rate.

The following table displays the yield declines for the various categories of interest earning assets:

Category of Interest Earning Assets	Yield Decline in the year 2002 vs. 2001
Loans and Leases	1.63%
Securities	1.24%
Federal Funds Sold & Securities Purchased under Agreements to Resell	2.20%

There was also downward pressure exerted on the yield on average earning assets due to the composition of the average earning assets. Average loans and leases, the highest yielding of the interest earning assets, comprised 48.9% and 51.7% of total average earning assets for the years ended December 31, 2002 and 2001, respectively. Federal funds sold and securities purchased under agreements to resell, the lowest yielding of the interest-earning assets comprised 4.7% and 3.7% of total average earning assets for the years ended December 31, 2002 and 2001, respectively.

The impact on interest income resulting from the decline of the prime rate was partially offset by the increase of average interest earning assets. As indicated above, for 2002 as compared to 2001, average interest earning assets increased $392.3 million. The growth was primarily represented by increases of $217.4 million and $134.4 million in investment securities and loans and leases, respectively.

Total interest expense for the year ended December 31, 2002, was $52,687,000 compared to $66,552,000 for the year ago period. The $13,865,000, or 20.8%, decline was the result of a decline of the cost of funds. For the years ended December 31, 2002 and 2001, the cost of funds was 2.59% and 3.99%, a decrease of 140 basis points. The decline reflected the money market conditions as described above. Interest-bearing deposits declined to 2.16% from 3.80% for the years ended December 31, 2002 and 2001, respectively. For the years ended December 31, 2002 and 2001, average interest bearing deposits were $1,677.4 million and $1,514.9 million, respectively, an increase of $162.5 million, or 10.7%. The deposit products with the largest average balance were money market accounts and time deposits. The interest paid on money market accounts and time deposits declined to 1.58% and 2.63% in 2002, respectively from 2.28% and 4.58% in 2001, respectively.

Partially offsetting the decreasing interest rates was the growth of interest bearing deposits and the increased average balance of borrowings from the Federal Home Loan Bank, the most expensive source of funds, excluding the Company's subordinated debt. For the years ended December 31, 2002 and 2001, average borrowings from the Federal Home Loan Bank ("FHLB") were $313.4 million and $113.8 million, respectively, representing a $199.6 million, or 175% increase. Average borrowings from the FHLB as a percentage of average interest bearing liabilities for the years ended December 31, 2002 and 2001, were 15.4% and 6.8%, respectively. The interest paid on borrowings from the FHLB was 4.13% and 4.79% for the years 2002 and 2001, respectively.

The net interest spread, defined as the difference between the yield on earning assets and the cost of funds, declined to 3.41% in 2002 compared to 3.56% in 2001. The net interest margin, defined as net interest income divided by average interest earning assets, declined to 3.85% in 2002 from 4.32% in 2001. In addition to the reduced net interest spread, the net interest margin was impacted by the reduction of the percentage of average interest earning assets funded by non-costing sources. For the years ended December 31, 2002 and 2001, this percentage declined to 17.4% from 19.0%, respectively.

Net interest income in 2001 totaled $88,926,000 compared to net interest income of $88,442,000 in 2000. The $484,000, or 0.6%, increase was the result of an increase of average earning assets offset by a decline of the net interest margin primarily due to declining short-term interest rates. For the years ended December 31, 2001 and 2000, the balance of average interest earning assets was $2,058.1 million and $1,840.5 million, respectively.

Total interest income for the year ended December 31, 2001 was $155,478,000, compared to $163,121,000 for the year ago period. The $7,643,000, or 4.7%, decrease was due primarily to a 131 basis point decline of the yield on earning assets, partially offset by a $217.5 million increase of the balance of average interest earning assets. The reduced yield was in large measure a reflection of the reductions of the prime rate of interest during the course of the year ended December 31, 2001. As of December 31, 2001 the prime rate of interest was 4.75% compared to 9.50% as of December 31, 2000. The 475 basis point decline was the result of eleven prime rate decreases during 2001. For the years ended December 31, 2001 and 2000, the daily average prime rate for the Bank was 6.91% and 9.24%, respectively, a decline of 233 basis points. Another factor contributing to the yield decline was the reduction in net interest recoveries. For the years ended December 31, 2001 and 2000, net interest recoveries were $548,000 and $4,919,000, respectively. Excluding these net interest recoveries, the yield on earning assets would have been 7.53% and 8.60% for the years ended December 31, 2001 and 2000, representing a decline of 107 basis points. As would be expected, all categories of interest earning assets reflected yield declines as shown in the following table:

Category of Interest Earning Assets	Yield Decline in the year 2001 vs. 2000
Loans and Leases	2.33%
Securities	0.13%
Federal Funds Sold & Securities Purchased under Agreements to Resell	2.60%

Total interest expense for the year ended December 31, 2001, was $66,552,000 compared to $74,679,000 for the year ago period. The $8,127,000, or 10.9%, decline is the result of an 89 basis point decrease in the cost of funds. The rate decrease is primarily due to declining money market conditions. For the years ended December 31, 2001 and 2000, the cost of funds was 3.99% and 4.88%, respectively. The rates paid on time deposits declined to 4.58% for the year 2001 from 5.45% for the year 2000. All other categories of deposits reflected reductions of the rates paid thereon and was a direct reflection of the decline in interest rates

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

as discussed above. Rates paid on borrowings from the Federal Home Loan Bank also reflected a decline from 4.96% to 4.79%.

The impact on interest expense of the reduced cost of funds was partially offset by the increase of the average balance of interest bearing deposits. For the years ended December 31, 2001 and 2000, the average balance of interest bearing liabilities was $1,668.6 million and $1,529.9 million, respectively, representing an increase of $138.7 million, or 9.1%. Included in this increase was a $68.0 million increase of borrowings from the Federal Home Loan Bank.

The net interest spread declined to 3.56% in 2001 from 3.98% in 2000. The net interest margin declined to 4.32% in 2001 from 4.81% in 2000.

The following table represents the net interest spread, net interest margin, average balances, interest income and expense, and the average yield/rates by asset and liability category:

	2002 Average Balance (5)	Interest	Average Yield/ Rate%	2001 Average Balance (5)	Interest	Average Yield/ Rate%	2000 Average Balance (5)	Interest	Average Yield/ Rate%
					(in thousands)				
Interest Earning Assets:									
Loans and Leases (1)(2)	$1,199,176	$ 82,607	6.89%	$1,064,774	$ 90,719	8.52%	$ 934,973	$101,434	10.85%
Taxable Securities (Excludes Warrants)	1,133,426	62,194	5.49	917,921	61,790	6.73	777,336	53,303	6.86
Tax-Exempt Securities (3)	1,877	85	4.54	—	—	—	—	—	—
Interest-Bearing Deposits			—			—			—
Federal Funds Sold and Security Purchased Under Agreement to Resell	115,929	2,020	1.74	75,366	2,969	3.94	128,221	8,384	6.54
Total Interest-Earning Assets	2,450,408	146,906	6.00	2,058,061	155,478	7.55	1,840,530	163,121	8.86
Non-Interest Earning Assets:									
Cash and Due from Banks	38,424			34,841			39,033		
Warrants	1,895			1,422			4,270		
Trading Account Securities	30			638			777		
Premises and Equipment, Net	6,631			5,800			5,533		
Other Assets (4)	36,332			42,878			45,478		
Total Non-Interest Earning Assets	83,312			85,579			95,091		
Less: Allowance for Credit Losses	(28,491)			(22,527)			(20,677)		
Deferred Loan Fees	(7,476)			(5,210)			(3,981)		
Total Assets	$2,497,753			$2,115,903			$1,910,963		
Interest Bearing Liabilities:									
Deposits:									
Interest Bearing Demand	$ 62,738	$ 172	0.27%	$ 57,850	$ 288	0.50%	$ 58,928	$ 630	1.07%
Money Market	475,966	7,523	1.58	309,561	7,066	2.28	336,434	13,331	3.96
Savings	94,552	1,055	1.12	70,898	932	1.31	74,324	1,827	2.46
Time Deposits	1,044,182	27,495	2.63	1,076,578	49,306	4.58	974,346	53,075	5.45
Federal Funds Purchased and Securities Sold Under Repurchase Agreement	462	8	1.83	648	27	4.17	932	62	6.63
Other Borrowed Funds	313,392	12,953	4.13	113,822	5,452	4.79	45,833	2,273	4.96
Subordinated Debt	39,330	3,481	8.85	39,199	3,481	8.88	39,068	3,481	8.91
Total Interest Bearing Liabilities	2,030,622	52,687	2.59	1,668,556	66,552	3.99	1,529,865	74,679	4.88
Non-Interest Bearing Liabilities:									
Demand Deposits	227,065			195,929			190,863		
Forward Sales—Equity Securities	—			—			195		
Other Liabilities	34,385			48,297			34,887		
Total Non-Interest Bearing Liabilities	261,450			244,226			225,945		
Total Liabilities	2,292,072			1,912,782			1,755,810		
Stockholders' Equity	205,681			203,121			155,153		
Total Liabilities and Stockholders' Equity	$2,497,753			$2,115,903			$1,910,963		
Net Interest Income/Spread		94,219	3.41%		88,926	3.56%		$ 88,442	3.98%
Net Interest Margin			3.85%			4.32%			4.81%

(1) For the purposes of these computations, non-accrual loans are included in the daily average loan amounts outstanding.
(2) Loan interest includes loan fees for the years ended December 31, 2002, 2001 and 2000 of $8,955,000, $7,057,000 and $6,213,000, respectively.
(3) Tax-exempt interest income has not been adjusted to a fully taxable equivalent basis.
(4) Other assets includes average other real estate owned, net, for the years ended December 31, 2002, 2001 and 2000 of $211,000, $698,000 and $4,417,000, respectively.
(5) Average balances are computed based on the average of the daily ending balances.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

	Years Ended December 31,					
	2002 Compared with 2001 Increase (Decrease) Due to Changes in:			2001 Compared with 2000 Increase (Decrease) Due to Changes in:		
	Volume	Rate	Net	Volume	Rate	Net
	(in thousands)					
Interest Earned on (1):						
Loans and Leases	$10,580	$(18,692)	$ (8,112)	$12,895	$(23,610)	$(10,715)
Taxable Securities	13,006	(12,602)	404	9,480	(993)	8,487
Tax-Exempt Securities	85	—	85	—	—	—
Federal Funds Sold and Securities Purchased Under Agreement to Resell	1,160	(2,109)	(949)	(2,757)	(2,658)	(5,415)
Total Interest-Earning Assets	24,831	(33,403)	(8,572)	19,618	(27,261)	(7,643)
Interest Paid on (1):						
Deposits:						
Interest-Bearing Demand	23	(139)	(116)	(11)	(330)	(342)
Money Market	3,055	(2,598)	457	(993)	(5,272)	(6,265)
Savings	279	(156)	123	(81)	(814)	(895)
Time	(1,442)	(20,369)	(21,811)	5,217	(8,988)	(3,769)
Federal Funds Purchased and Securities Sold Under Repurchase Agreement	(6)	(13)	(19)	(16)	(19)	(35)
Other Borrowed Funds	8,344	(843)	7,501	3,260	(80)	3,179
Total Interest-Bearing Liabilities	10,253	(24,118)	(13,865)	7,376	(15,503)	(8,127)
Change in Net Interest Income	$14,578	$ (9,285)	$ 5,293	$12,242	$(11,758)	$ 484

(1) Changes in interest income and interest expense attributable to changes in rate/volume have been allocated to the change due to volume and the change due to rate in relation to the absolute dollar amount of the change of volume and rate.

Provision for Credit Losses

The amount of the provision for credit losses is an amount required to maintain an allowance for credit losses that is adequate to cover probable credit losses related to specifically identified loans as well as probable credit losses inherent in the remainder of the loan and lease portfolio. Management evaluates the loan portfolio, the economic environment, historical loan loss experience, collateral values and assessments of borrowers' ability to repay. As the loan portfolio is composed largely of business loans, the volatility of the provision for credit losses can significantly affect net income, particularly in times of economic weakness.

For the year 2002, the provision for credit losses was $76,364,000 compared to $20,100,000 for 2001, representing a $56,264,000 increase. For the years 2002 and 2001, net charge-offs totaled $74.1 million and $15.9 million, respectively. The net charge-offs in 2002 included a $7.8 million write-off of the Company's net investment in a leveraged lease of an aircraft leased by United Airlines. Management believes that as a result of the Chapter 11 bankruptcy filing by United Airlines on December 9, 2002, it is more likely than not that the terms of the lease will be renegotiated in bankruptcy or the aircraft will be returned to the trustee to be sold for the benefit of the debt holders. Accordingly, in the fourth quarter, 2002, the entire remaining investment was written off, $7.8 million of which was charged to the allowance for credit losses and $456,000 of which was charged to non-interest expense for a total write-off of $8.2 million.

Excluding the United Airlines charge-off discussed above, gross charge-offs for the year 2002 were $66.7 million. Of this amount $46.5 million were loans originated by the New York loan production office and $5.4 million was associated with a syndicated shared national credit. Included in the $46.5 million were two commercial loans totaling $26.9 million involving two companies in the metal importing and trading business and a $14.5 million loan to a commodities export company. On August 9, 2002, the Bank announced the closure of the New York facility with the remaining loan portfolio transferred to the Corporate Lending Department at the Bank's Los Angeles headquarters. Non-accrual loans as of December 31, 2002 and 2001, were $24.8 million and $24.9 million, respectively.

The allowance for credit losses was $25.5 million at December 31, 2002, as compared to $23.7 million at December 31, 2001. The allowance was 2.13% of gross loans and leases as of December 31, 2002, and 2.09% as of December 31, 2001. The increased allowance and its percentage of loans and leases is deemed appropriate given the loan portfolio as evaluated by management as of December 31, 2002. (See also "Allowance for Credit Losses", following.)

For the year 2001, the provision for credit losses was $20,100,000 compared to $1,200,000 for 2000, representing an increase of $18,900,000. As was the case in 2002, most of the charge-offs in 2001 were commercial loans. (See Allowance for Credit Losses, following.) Net charge-offs for the year 2001 were $15.9 million as compared to $1.6 million for the year 2000. Non-accrual loans as of December 31, 2001 and 2000, were $24.9 million and $14.8 million, respectively, an increase of $10.1 million, or 68.2%. A $5.1 million standby letter of credit associated with a participated

commercial loan (syndicated shared national credit) was drawn on in the first quarter, 2002, resulting in an increase in non-accrual loans. As noted above $5.4 million related to this credit was charged off in the first quarter, 2002. The provision for credit losses recorded in the fourth quarter, 2001, took into account the then anticipated risk associated with this letter of credit.

Non-Interest Income

Non-interest income consists primarily of service charges on deposit accounts, fees and commissions resulting from General Bank's (the "Bank") international activities, fees from servicing Small Business Administration ("SBA") loans, trading account revenue, income/(expense) from other investments and gains on sales of securities available-for-sale.

Non-interest income in 2002 totaled $8,889,000, representing a decline of $6,757,000, or 43.2%, compared to $15,646,000 of non-interest income in 2001. The decline was due to the following:

- Reduction of trading account revenue in the amount of $1,452,000.
- Increase of expense from other investments in the amount of $6,588,000.
- Reduction of other non-interest income in the amount of $1,680,000.

Partially offsetting the above was a $3,414,000 increase of the gain on sale of securities available-for-sale.

Trading account revenue is income earned on securities classified as trading account securities. The Company's subsidiary, GBC Venture Capital, Inc. ("VC") receives equity securities which it holds as trading securities primarily from two sources: distributions from venture capital funds in which it invests and the exercise of warrants acquired through the lending operations of General Bank, its affiliate. The recognition of fair value and ultimate disposition of these trading securities results in trading account revenue. Trading account revenue declined to $506,000 in 2002 from $1,958,000 in 2001.

Expense from other investments increased in 2002 due primarily to the following:

- Write-off of the investment in the Aircraft Finance Trust ("AFT") resulting in a total of $6,191,000 expense for 2002 compared to $1,400,000 expense for 2001. The 2002 amount includes the write-off of the unamortized amounts of prepayments associated with the AFT investment.
- Recording of losses associated with venture capital fund partnerships in which VC, a wholly owned subsidiary of GBC Bancorp invests. The losses for 2002 were $3,193,000 compared to $1,396,000 in 2001.

Non-interest income in 2001 totaled $15,646,000, representing a decline of $6,109,000, or 28.1%, compared to $21,755,000 of non-interest income in 2000. The decline was primarily attributable to reduced trading revenues and the net losses recorded from other investments during 2001, partially offset by the gains on sale of securities available-for-sale.

Non-Interest Expense

Non-interest expense decreased to $38,411,000 from $42,282,000 for the years ended December 31, 2002 and 2001, respectively. The decline was primarily the result of the change in the fair value of derivatives. For the year ended December 31, 2002, the fair value of derivatives declined $111,000. During 2001, the reduction of fair value of derivatives was $6,762,000, which amount represents the decline of the fair value of derivatives as measured at December 31, 2001 compared to January 1, 2001. SFAS No. 133 was implemented on January 1, 2001, resulting in the pre-tax recognition of $8,561,000 reflecting the fair value of warrants containing a cashless exercise provision. (See also "Cumulative Effect of a Change in Accounting Principle," following.)

Excluding the change of fair value of derivatives for the years ended December 31, 2002 and 2001, non-interest expense was $38,300,000 and $35,520,000, respectively representing an increase of $2,780,000, or 7.8%. Salaries and employee benefits increased $706,000, or 3.5%, in 2002 compared to 2001. Although the bonus expense decreased due to the net loss in 2002, this was more than offset by $2,013,000 increase in salaries. As of December 31, 2002 and 2001, the full time equivalent number of employees was 397 and 365, respectively. In addition, there were increased salaries paid in 2002. Furniture and equipment expense increased $1,027,000 to $3,187,000 from $2,160,000 for 2002 and 2001, respectively. The increase was primarily due to the expensing of training and data conversion costs associated with the implementation of a new accounting system for the Company. Included as a component of other non-interest expense is other professional services expense which increased $1,560,000. The increase of this expense was primarily due to increased problem loan consulting and the REIT consulting fees.

For the years ended December 31, 2002 and 2001, the Company's efficiency ratio was 37.6% and 36.0%, respectively. The ratio is computed as non-interest expense divided by the sum of net interest income plus non-interest income. The gains on sales of securities available-for-sale, net, trading account revenue, expense from other investments and the change of fair value of derivatives are all excluded from the computation.

Non-interest expense decreased $4,579,000, or 9.77%, to $42,282,000 in 2001, from $46,861,000 in 2000. The reduction was primarily due to the loss on sale of securities available-for-sale, net, of $10,341,000 recorded in 2000. During 2001 there was a net gain on sale of securities available-for-sale, net, which amount is classified as non-interest income.

Partially offsetting the absence of a loss on sale of securities available-for-sale, net, in 2001, was the reduction of fair value of derivatives in the amount of $6,762,000 during 2001. As indicated above, this amount represents the decline of the fair value of derivatives as measured at December 31, 2001 compared to January 1, 2001. SFAS No. 133 was implemented on January 1, 2001,

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

resulting in the pre-tax recognition of $8,561,000 reflecting the fair value of warrants containing a cashless exercise provision. (See also "Cumulative Effect of a Change in Accounting Principle," following.)

Excluding the loss on sale of securities in 2000 of $10,341,000 and the reduction of fair value of derivatives in 2001 of $6,762,000, non-interest expense was $35,520,000 and $36,520,000 for the year ended December 31, 2001 and 2000, respectively. The decline was due primarily to lower salaries and employee benefits which declined $1,896,000, mainly the result of a lower incentive compensation expense.

For the years ended December 31, 2001 and 2000, the Company's efficiency ratio was 36.0% and 37.6%, respectively. The ratio is computed as non-interest expense divided by the sum of net interest income plus non-interest income. The gains/ (losses) on sales of securities available-for-sale, net, trading revenue and income/(loss) from other investments and the reduction of fair value of derivatives are all excluded from the computation.

Provision (Benefit) for Income Taxes

For 2002, the Company's benefit for income taxes was $5,877,000. The effective tax rate of 50.4% reflect both federal and state statutory tax rates and a low income housing tax credit of $494,000 for federal purposes. There is also included a one time state tax forgiveness of $274,000, net of federal tax impact.

For 2001, the Company's provision for income taxes was $14,550,000, a reduction of $9,110,000, or 38.5%, from $23,660,000 recorded in 2000. The effective tax rate in 2001 was 34.5% as compared to 38.1% in 2000. The decrease of the effective tax rate in 2001 is largely the result of the reduction of income taxes from the implementation of GB Capital Trust, a real estate investment trust ("REIT"), in September, 2001. The REIT is a wholly-owned subsidiary of the Bank. The low income housing ("LIH") tax credit was $1,176,000 and $1,852,000 in 2001 and 2000, respectively, thereby partially offsetting the 2001 tax benefits from the REIT.

Cumulative Effect of a Change of Accounting Principle

On January 1, 2001, the Company adopted SFAS No. 133. On that date a transition adjustment of $8,561,000 was recorded. The transition adjustment is presented net of tax in the amount of $4,962,000 as a cumulative effect of a change of accounting principle in the Company's consolidated statements of operations.

Financial Condition

The Company's assets totaled $2,510.7 million as of December 31, 2002, representing an increase of $143.5 million, or 6.06%, over the $2,367.2 million total assets as of December 31, 2001. The asset growth was represented by an increase of $65.7 million in gross loans and leases and a $91.0 million increase in federal funds sold and securities purchased under agreements to resell. Securities available-for-sale declined $23.3 million. The growth of assets was primarily funded by an increase of total deposits of $76.2 million and an increase of borrowings from the Federal Home Loan Bank totaling $70.0 million. Total stockholders' equity decreased $2.2 million.

Loans and Leases

The growth of gross loans and leases to $1,198.6 million as of December 31, 2002, from $1,132.9 million as of December 31, 2001, represents a 5.8% increase. The largest growth component of the loan portfolio was real estate-conventional which increased $106.9 million, or 29.3%. Real estate-construction loans increased $66.5 million, or 28.3%. Commercial loans declined to $386.1 million from $495.7 million, as of December 31, 2002 and 2001, respectively. This decrease results from declines in the borrowings of existing customers, some of which was attributable to the implementation of more stringent underwriting standards, and from charge-offs totaling $65.7 million during 2002, as discussed above.

The following table sets forth the gross amount of loans and leases outstanding in each category as of the dates indicated:

	December 31,				
	2002	2001	2000	1999	1998
	(in thousands)				
Commercial	$ 386,083	$ 495,681	$449,484	$398,379	$309,198
Real Estate— Construction	301,376	234,860	166,656	195,133	177,737
Real Estate— Conventional	471,454	364,567	309,834	295,614	263,869
Installment	174	101	2	11	37
Other Loans	30,399	20,345	25,969	20,238	22,302
Leveraged Leases	9,142	17,335	17,078	16,582	15,802
Total	$1,198,628	$1,132,889	$969,023	$925,957	$788,945

Trade financing loans, which are included in commercial loans, are made by the Bank's Corporate Lending and International Division which, in addition to granting loans to finance the import and export of goods between the United States and countries in the Pacific Rim, also provides letters of credit and other related services. Trade financing loans decreased $95.5 million or 29.0%, to $234.4 million as of December 31, 2002, from $329.9 million, as of December 31, 2001. The Bank does not make loans to foreign banks, foreign governments or their central banks, or commercial and industrial loans to entities domiciled outside of the United States, except for the extension of overdraft privileges to its foreign correspondent banks on a limited, case by case, basis. All loan transactions are U.S. dollar denominated.

The two largest concentrations in commercial loans are the apparel/textile industry and the computer/electronic goods industry (excluding early-stage technology companies). The approximate amount of commercial loans for these two segments as of December 31, 2002 was $58 million and $47 million, respectively. As of December 31, 2002, there were $35 million of loans to early stage high technology companies. Also included in commercial loans are five credits that are participations in facilities to Indian casinos that are construction loans to be repaid under a mini-perm

facility from the cash flow of the casinos. The total commitments were $41 million as of December 31, 2002, and the total loans outstanding were $31 million. All were performing in accordance with the borrowing agreements. Commercial loans also include $47.3 million of SBA loans of which $33.7 million are government sponsor-guaranteed. As of December 31, 2002, commercial loans represented 32.2% of the total loan portfolio compared to 43.8%, as of December 31, 2001.

Real estate-construction loans are real estate loans secured by first trust deeds. As of December 31, 2002, construction loans totaled $301.4 million, or 25.1% of the total loan portfolio, as compared to $234.9 million, or 20.7%, as of December 31, 2001.

Real estate-conventional loans are loans, other than construction loans, secured by first trust deeds or junior real estate liens. As of December 31, 2002, conventional real estate loans totaled $471.5 million, or 39.3%, of the total loan portfolio as compared to $364.6 million, or 32.2%, as of December 31, 2001.

The Company's lending policy limits the loan to value ratio on conventional real estate and construction loans to a maximum of 75% of the appraised value. Loans in excess of such amount are granted only on an exception basis.

The following table sets forth the breakdown by type of collateral for construction and conventional real estate loans as of December 31, 2002 and 2001:

	2002				2001			
Project Type	Construction Loans	Percentage	Conventional Real Estate Loans	Percentage	Construction Loans	Percentage	Conventional Real Estate Loans	Percentage
	(dollars in thousands)							
Residential:								
Single-Family	$108,761	36%	$ 12,288	3%	$104,427	45%	$ 9,385	3%
Townhouse	765	1	449	—	6,589	3	506	—
Condominiums	117,369	38	2,805	1	91,998	39	3,483	1
Multi-Family	12,811	4	58,711	12	17,026	7	24,941	6
Land Development	37,830	13	735	—	4,952	2	272	—
Land	—	—	37,222	8	—	—	32,257	9
Total Residential	277,536	92%	112,210	24%	224,992	96%	70,844	19%
Non-Residential:								
Warehouse	—	—%	60,308	13%	—	—%	46,824	13%
Retail Facilities	3,754	1	84,315	18	481	—	85,240	23
Industrial Use	5,044	2	58,088	12	—	—	30,389	8
Office	8,443	3	64,808	14	7,938	3	45,933	13
Hotel and Motel	4,956	2	60,600	13	—	—	64,539	18
Land	—	—	7,543	1	—	—	—	—
Other	1,643	—	23,582	5	1,449	1	20,798	6
Total Non-Residential	23,840	8%	359,244	76%	9,868	4%	293,723	81%
Total	$301,376	100%	$471,454	100%	$234,860	100%	$364,567	100%

Substantially all of the collateral securing construction and conventional real estate loans is located in California. However, the Bank does provide financing out-of-state as well. As of December 31, 2002, the Bank has a full service branch in the state of Washington. In addition, during the first quarter, 2002, the Bank consummated the acquisition of Liberty Bank and Trust. As a result, the Bank has two branches in the state of Massachusetts.

Other loans are primarily comprised of loans secured by the Bank's time deposits. Other loans totaled $30.4 million and $20.3 million, as of December 31, 2002 and 2001, respectively.

As of December 31, 2002, the Company had an ownership interest in one leveraged lease of a Boeing 737 aircraft leased by Continental Airlines. As of December 31, 2002, the total investment included as part of loans and leases was $9.1 million. Such amount includes an estimated residual value of $7.6 million. The estimated value of the aircraft was $15.0 million and the debt that is senior to the Company's investment was $12.9 million. The value of this leveraged lease may be affected in the future by the profitability of the airline industry and of the lessee airline, in particular. Should the lessee default, the lease would be substantially at risk due to the debt outstanding and the depressed market values of such aircraft.

As indicated above, in the fourth quarter of 2002, the Company recorded the write-off of its ownership interest in a leveraged lease of a Boeing 737 aircraft leased by United Airlines. The book value of this leveraged lease at the time of write-off was $8.2 million. $7.8 million was charged to the allowance for credit losses and $456,000, representing the direct costs of the lease acquisition in 1997, was charged to non-interest expense.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

For federal income tax purposes, the Company has the benefit of tax deductions for depreciation on the entire leased asset and for interest paid on the long-term debt. Deferred tax liabilities are provided to reflect the temporary differences associated with the leveraged leases.

In the ordinary course of business, the Bank has granted loans to certain directors and companies with which they are associated. In the opinion of management, these loans were made on substantially the same terms, including interest rates and collateral requirements, as those prevailing at the same time for comparable transactions with other customers. Please refer to note 5 of notes to consolidated financial statements.

The following table shows the maturity schedule of the Company's loans and leases outstanding as of December 31, 2002, which is based on the remaining scheduled repayments of principal. Non-accrual loans of $24.8 million are included in the "within one year" category:

	Within One Year	After One but Within Five Years	More than Five Years	Total
		(in thousands)		
Commercial	$281,754	$ 53,220	$ 51,109	$ 386,083
Real Estate— Construction	244,560	56,816	—	301,376
Real Estate— Conventional	62,492	201,347	207,615	471,454
Installment	37	137	—	174
Other Loans	29,835	564	—	30,399
Leveraged Leases	—	—	9,142	9,142
Total	$618,678	$312,084	$267,866	$1,198,628

As of December 31, 2002, excluding non-accrual loans, loans and leases scheduled to be repriced within one year, after one but within five years, and in more than five years, are as follows:

	Within One Year	After One but Within Five Years	More than Five Years	Total
		(in thousands)		
Total Fixed Rate	$ 78,618	$99,985	$159,898	$ 338,501
Total Variable Rate	835,357	—	—	835,357
Total	$913,975	$99,985	$159,898	$1,173,858

As of December 31, 2002, there were no loans held for sale and no loans held for sale were originated during 2002. As of December 31, 2002, the Bank continues to service mortgages under an FNMA contract amounting to $0.7 million, down from $1.3 million as of December 31, 2001.

Non-performing Assets

A certain degree of risk is inherent in the extension of credit. The Company performs a quarterly assessment of the credit portfolio to determine the appropriate level of the allowance. Included in the assessment is the identification of loan impairment. A loan is identified as impaired when it is probable that interest and principal will not be collected according to the contractual terms of the loan agreement. Loan impairment is measured by estimating the expected future cash flows and discounting them at the respective effective interest rate or by valuing the underlying collateral.

The Company has a policy of classifying loans (including impaired loans) which are 90 days past due as to principal and/or interest as non-accrual loans unless management determines that the fair value of the underlying collateral is substantially in excess of the loan amount or circumstances justify treating the loan as fully collectible. After a loan is placed on non-accrual status, any interest previously accrued, but not yet collected, is reversed against current income. The amortization of any deferred loan fees is stopped. A loan is returned to accrual status only when the borrower has demonstrated the ability to make future payments of principal and interest as scheduled, and the borrower has demonstrated a sustained period of repayment performance in accordance with the contractual terms. Interest received on non-accrual loans generally is either applied to principal or reported as recoveries on amounts previously charged-off, according to management's judgment as to the collectibility of principal.

The following table provides information with respect to the Company's past due loans, non-accrual loans, other real estate owned and restructured loans, as of the dates indicated:

	December 31,				
	2002	2001	2000	1999	1998
			(in thousands)		
Loan 90 Days or More Past Due and Still Accruing	$ 900	$ 1,730	$ 2,217	$ —	$ 780
Non-accrual Loans	24,770	24,940	14,823	44,521	20,790
Total Past Due Loans	25,670	26,670	17,040	44,521	21,570
Restructured Loans	666	1,706	4,978	7,249	10,440
Total Non-performing Loans	26,336	28,376	22,018	51,770	32,010
Other Real Estate Owned, net	—	383	1,035	8,170	6,885
Total Non-performing Assets	$26,336	$28,759	$23,053	$59,940	$38,895
Non-performing Assets to Year End Loans and Leases, net, Plus Other Real Estate Owned, net	2.26%	2.61%	2.44%	6.59%	5.05%
Non-performing Assets to Year End Total Assets	1.05%	1.21%	1.17%	3.44%	2.31%

Total non-performing assets decreased to $26.3 million, as of December 31, 2002, from $28.8 million as of December 31, 2001, representing a $2.4 million, or 8.4%, decrease. The reduction is due to decreases in all categories of non-performing assets, primarily brought about by charge-offs.

Past-due loans of 90 days or more and still accruing

The total of past due loans of 90 days or more and still accruing was $0.9 million as of December 31, 2002, and is comprised of one borrower. The Bank does not anticipate any loss associated with this borrower.

Non-accrual loans

The following table details the $0.2 million decrease of non-accrual loans during the year:

	(in thousands)
Balance at December 31, 2001	$ 24,940
Add: Loans Placed on Non-accrual Status	87,730
Less: Charge-offs	(63,632)
Returned to Accrual Status	(6,341)
Repayments	(17,882)
Transferred to OREO	(45)
Balance at December 31, 2002	$ 24,770

The following table breaks out the Company's non-accrual loans by loan category as of December 31, 2002 and 2001:

	2002	2001
	(in thousands)	
Commercial	$22,916	$15,093
Real Estate—Construction	1,584	9,738
Real Estate—Conventional	260	109
Other	10	—
Total	$24,770	$24,940

The commercial loan non-accruals of $22.9 million includes $3.5 million and $2.1 million from the apparel/textile industry and the computer/electronic goods industry, respectively. Also, included in the $22.9 million is $1.0 million from early stage high technology companies.

The effect of non-accrual loans outstanding as of year-end on interest income for the years 2002, 2001 and 2000 is presented below:

	2002	2001	2000
		(in thousands)	
Contractual Interest Due	$ 2,026	$ 3,329	$ 2,043
Interest Recognized	(1,340)	(2,085)	(1,606)
Net Interest Foregone	$ 686	$ 1,244	$ 437

Contractual interest due is based on original loan amounts. Any partial charge-offs are not considered in the determination of contractual interest due.

Restructured loans

The balance of restructured loans as of December 31, 2002, was $0.7 million and was comprised of one borrower. This compares to a balance of $1.7 million as of December 31, 2001, comprised of two borrowers. One borrower paid off in the second quarter of 2002. The remaining restructured loan is paying off in accordance with its restructured terms.

There were no loan restructurings during the year ended December 31, 2002. A loan is categorized as restructured if the original interest rate on such loan, the repayment terms, or both, are modified due to deterioration in the financial condition of the borrower. Restructured loans may also be put on a non-accrual status in keeping with the Bank's policy of classifying loans which are 90 days past due as to principal and/or interest. Restructured loans which are non-accrual loans are not included in the balance of restructured loans. The yield of the restructured loan as of December 31, 2002, was 11.25%.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

As of December 31, 2002, there are no commitments to lend additional funds to the borrower with the restructured loan.

The effect of restructured loans outstanding as of year-end on interest income for the years ended December 31, 2002, 2001 and 2000 is presented below:

	2002	2001	2000
		(in thousands)	
Contractual Interest Due	$ 69	$ 218	$ 968
Interest Recognized	(99)	(199)	(684)
Net Interest (Earned)/Foregone	$(30)	$ 19	$ 284

Other real estate owned

As of December 31, 2002, the Bank had no other real estate owned ("OREO"). As of December 31, 2001, OREO net of valuation allowance of $0.4 million, totaled $0.4 million and consisted of one property in Los Angeles.

The following is an analysis of the change in OREO (before valuation allowance) for the years as indicated:

	Year ended December 31,	
	2002	2001
	(in thousands)	
Beginning Balance	$ 803	$ 1,926
Additions	—	18
Dispositions	(803)	(1,141)
Ending Balance	$ —	$ 803

During the first quarter of 2002, one property was transferred to OREO and immediately sold for a $7,000 gain. The property that was outstanding at year-end 2001 was sold in the second quarter of 2002 for a gain of $101,000. Thus, the net gain realized on sales of OREO was $108,000 in 2002 as compared to $475,000 in 2001, during which time six properties were sold.

The following table sets forth OREO by type of property as of the dates indicated:

	December 31,	
	2002	2001
	(in thousands)	
Property Type		
Retail Facilities	$ —	$ 803
Less: Valuation Allowance	—	(420)
Total	$ —	$ 383

Impaired loans

A loan is identified as impaired when it is probable that interest and principal will not be collected according to the original contractual terms of the loan agreement. In making an impairment evaluation, management reviews all criticized loans. Criticized loans are stratified by size, and loans less than the defined selection criteria are treated as a homogenous portfolio. For loans deemed impaired that are not collateral-dependent, impairment is measured by estimating the expected future cash flows and discounting them at the loan's effective interest rate. For loans deemed impaired that are collateral dependent, impairment is measured based on the estimated fair value of the collateral. If the measurement of the impaired loan is less than the recorded amount of the loan, impairment is recognized by creating or adjusting an existing valuation allowance with a corresponding charge to the provision for loan losses.

The following table discloses pertinent information as it relates to the Company's impaired loans as of and for the dates indicated:

	As of and for the Year Ended December 31,		
	2002	2001	2000
		(in thousands)	
Recorded Investment with Related Allowance	$16,922	$28,734	$ 9,598
Recorded Investment with no Related Allowance	—	273	3,778
Total Recorded Investment	$16,922	$29,007	$13,376
Allowance on Impaired Loans	(3,702)	(5,224)	(2,626)
Net Recorded Investment in Impaired Loans	$13,220	$23,783	$10,750
Average Total Recorded Investment in Impaired Loans	$24,584	$23,516	$20,431
Interest Income Recognized	$ 57	$ 239	$ 1,222

Of the amount of interest income recognized in 2002, 2001 and 2000, no interest was recognized under the cash basis method.

Management cannot predict the extent to which the current economic environment, including the real estate market, may improve or worsen, or the full impact such environment may have on the Bank's loan portfolio. Furthermore, as the Bank's primary regulators review the loan portfolio as part of their routine, periodic examinations of the Bank, their assessment of specific credits may affect the level of the Bank's non-performing loans. Accordingly, there can be no assurance that other loans will not be placed on non-accrual, become 90 days or more past due, have terms modified in the future, or become OREO.

Allowance for Credit Losses

As of December 31, 2002, the balance of the allowance for credit losses was $25.5 million, representing 2.13% of outstanding loans and leases. This compares to an allowance for credit losses of $23.7 million as of December 31, 2001, representing 2.09% of outstanding loans and leases.

The provision for credit losses is an amount required to maintain an allowance for credit losses that is adequate to cover probable credit losses related to specifically identified loans as well as probable credit losses inherent in the remainder of the loan and lease portfolio. Management evaluates the loan portfolio, the economic environment, historical loan loss experience, collateral values and assessments of borrowers' ability to repay in

determining the amount of the allowance for credit losses. The balance of the allowance for credit losses is an accounting estimate of probable but unconfirmed losses in the Bank's loan portfolio as of December 31, 2002 and 2001. Such an amount is based on ongoing, quarterly assessments of the probable estimated losses inherent in the loan and lease portfolio, and to a lesser extent, unused commitments to provide financing. The Company's methodology for assessing the appropriateness of the allowance consists primarily of the use of a formula allowance.

The formula allowance is calculated by applying loss factors to outstanding loans and leases and certain unused commitments, in each case based on the internal risk rating of such loans, pools of loans, leases or commitments. Changes in risk ratings of both performing and non-performing loans affect the amount of the formula allowance. Loss factors are based on the Company's historical loss experience and may be adjusted for significant factors that, in management's judgment, affect the collectibles of the portfolio as of the evaluation date. Loss factors are described as follows:

- Problem graded loan loss factors represent percentages supported by a migration analysis which tracks loss experience over the previous twelve quarters, except for those loans identified as impaired. For loans that are identified as impaired that are collateral-dependent, impairment is measured based on the estimated fair value of the collateral. For impaired loans that are not collateral-dependent, impairment is measured by estimating the expected future cash flows and discounting them at the loan's effective interest rate. If the measurement of the impaired loan is less than the recorded amount of the loan, impairment is recognized by creating or adjusting an existing valuation allowance with a corresponding charge to the provision for loan losses.
- Pass graded loan loss factors are based on a similar migration analysis.
- The Bank has identified six portfolio segments where a specific reserve factor will be developed and applied. The segments are: Real Estate Term Loans, Real Estate Construction Loans, Land Loans, High Technology Credits, Loans to borrowers in apparel and textile industries, and borrowers in computer and electronics industries. Each portfolio segment shares risk characteristics that are common to the group of loans. Each segment is subject to a migration analysis to establish a reserve factor for the particular segment.

Adjustments to the final allowance reflect management's analysis of current conditions which are expected to affect loss experience. Additionally, management may, at the end of each quarter, establish further discretionary allowances for the period which reflect temporary influences on expected loan loss experience. Factors include:

- Changes in economic and business conditions.
- Changes in the nature of and concentrations in the portfolio.
- Changes in the trend of amounts and/or severity of past due and classified loans, trends in the level of non-accrual loans, troubled debt restructuring, or other indicators.
- Changes in external factors such as competition or legal and regulatory requirements.

The ratio of the allowance for credit losses to non-performing and to restructured loans increased to 97.0% as of December 31, 2002, from 83.4% as of December 31, 2001. As a percentage of non-accrual loans, the allowance increased to 103.1% as of December 31, 2002, compared to 94.9% as of December 31, 2001.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

A detailed analysis of the Company's allowance for credit losses, the recoveries on loans previously charged off, and the amount of loans and leases charged off is summarized in the following table:

	2002	2001	2000	1999	1998
			(in thousands)		
Balance at Beginning of Year	$23,656	$19,426	$19,808	$19,381	$16,776
Charge-offs:					
Commercial	65,706	14,943	4,192	6,330	1,949
Real Estate	972	2,384	198	7	338
Installment & other	3	—	—	—	—
Leveraged Leases	7,766	—	—	—	—
Total Charge-offs	74,447	17,327	4,390	6,337	2,287
Recoveries:					
Commercial	362	601	1,680	417	901
Real Estate	1	852	1,128	2,847	2,491
Installment & Other	1	4	—	—	—
Total Recoveries	364	1,457	2,808	3,264	3,392
Net Charge-offs (Recoveries)	74,083	15,870	1,582	3,073	(1,105)
Provision Charged to Operating Expenses	76,364	20,100	1,200	3,500	1,500
Reclass of Off-Balance Sheet Credit Exposure	(403)	—	—	—	—
Balance at End of Year	$25,534	$23,656	$19,426	$19,808	$19,381
Ratio of Net Charge-offs to Average Loans and Leases Outstanding	6.18%	1.49%	0.17%	0.36%	N/A
Allowance for Credit Losses to Year-End Loans and Leases	2.13%	2.09%	2.00%	2.14%	2.46%
Allowance for Credit Losses to Non-accrual Loans	103.08%	94.85%	131.05%	44.49%	93.22%
Allowance for Credit Losses to Non-performing and Restructured Loans	96.95%	83.37%	88.23%	38.26%	60.55%
Provision for Credit Losses Divided by Net Charge-offs	103.08%	126.65%	75.85%	113.90%	N/A
Allowance for Credit Losses to Past Due Loans	99.47%	88.70%	114.00%	44.49%	89.85%

For the year 2002, there were net charge-offs of $74.1 million compared to net charge-offs of $15.9 million in 2001.

Although the Company does not normally allocate the allowance for credit losses to specific loan categories, an allocation to the major categories has been made for purposes of this report and is set forth in the table below. The current year allocations are estimates and are based on the application of standard and discretionary factors as applied to different categories of the loan portfolio, and include classified credits and specific portfolio segments. In prior years, the estimates were based on historical loss experience and managements judgment. The allocation of the allowance for credit losses is not necessarily an indication that the charge-offs will occur, or if they do occur, that they will be in the proportion indicated in the table:

	December 31,									
	2002 (1)	(2)	2001 (1)	(2)	2000 (1)	(2)	1999 (1)	(2)	1998 (1)	(2)
					(dollars in thousands)					
Commercial	$14,799	32.2%	$14,999	43.8%	$11,500	46.4%	$ 8,626	43.0%	$ 9,834	39.2%
Real Estate—Construction	6,955	25.2	3,799	20.7	3,265	17.2	6,636	21.1	4,307	22.5
Real Estate—Conventional	3,623	39.3	4,418	32.2	4,147	31.9	4,078	31.9	4,669	33.5
Installment	2	—	1	—	—	—	—	—	1	—
Other Loans	38	2.5	237	1.8	310	2.7	257	2.2	337	2.8
Leveraged Leases	117	0.8	202	1.5	204	1.8	211	1.8	233	2.0
Total	$25,534	100.0%	$23,656	100.0%	$19,426	100.0%	$19,808	100.0%	$19,381	100.0%

(1) Amount represents the allocated portion of the allowance for credit losses to the credit categories for each respective year.
(2) Percentage indicated represents the proportion of each loan category to total loans for each respective year.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

Securities

The Company classifies its securities as held-to-maturity, trading or available-for-sale. Securities classified as held-to-maturity are those that the Company has the positive intent and ability to hold until maturity. These securities are carried at amortized cost.

Securities that are obtained and held principally for the purpose of selling them in the near term are classified as trading and are reported at fair value, with unrealized gains and losses included in earnings. Equity securities received upon the exercise of warrants and distributions from venture capital funds are classified as trading.

Securities that could be sold in response to changes in interest rates, increased loan demand, liquidity needs, capital requirements or other similar factors, are classified as securities available-for-sale. These securities are carried at fair value, with net unrealized gains or losses reflected net of tax in other comprehensive income.

As of December 31, 2002, the Company recorded net unrealized holding gains of $25,097,000 on its available-for-sale portfolio. Included as a component of other comprehensive income is $16,313,000, representing the net unrealized holding gains, net of tax of $8,784,000. As of December 31, 2001, the Company had recorded net unrealized holding gains, net of tax, in the amount of $10,530,000.

The following table discloses proceeds received and gross gains / (losses) recognized from the sale of securities available-for-sale for the years as indicated:

	2002			2001			2000		
Security Classification	Proceeds	Gain	(Loss)	Proceeds	Gain	(Loss)	Proceeds	Gain	(Loss)
				(in thousands)					
Available-for-Sale	$216,350	$10,127	$ —	$116,229	$6,844	$(131)	$201,021	$55	$(10,396)

The following table summarizes the carrying value of the Company's securities held to maturity, securities available-for-sale and trading securities for each of the past three years:

	December 31,		
	2002	2001	2000
	(in thousands)		
Securities Held-to-Maturity			
U.S. Government Agencies	$ —	$ —	$ 1,025
Total	$ —	$ —	$ 1,025
Securities Available-for-Sale			
State and Municipal Securities	$ 2,273	$ —	$ —
U. S. Treasuries	1,118	—	—
U.S. Government Agencies	65,570	102,254	21,380
Mortgage Backed Securities	505,584	303,076	94,262
Commercial Mortgage Backed Securities	108,765	170,363	72,402
Corporate Notes	41,121	91,976	85,875
Collateralized Mortgage Obligations	313,296	313,778	266,701
Asset Backed Securities	19,950	104,922	305,551
FHLB Stock	18,020	12,620	3,124
Other Securities	—	—	6,088
Total	$1,075,697	$1,098,989	$855,383
Trading Account Securities			
Equity Issues	$ 1	$ 31	$ 4,637
Total	$ 1	$ 31	$ 4,637

As of December 31, 2002, the fair values of the unsecured corporate notes are as follows:

	(in millions)
CIT Group	$10.11
Countrywide Credit Corp	2.13
Daimlerchrysler N.A.	6.12
Heller Financial	5.00
Lehman Brothers (LBT)	2.18
National Rural Utilities (NRUC)	5.23
Gannett (GCI)	5.31
Gillette	5.04
Total	$41.12

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

The following table shows the contractual maturities of securities as of December 31, 2002, and the weighted average yields. The actual maturities of certain securities are expected to be shorter than the contractual maturities. Trading account securities are excluded as the issues in portfolio are shares of common stock and they are non-interest bearing with no stated maturity.

	Within One Year		After One but within Five Years		After Five but within Ten Years		After Ten Years		Total	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
					(dollars in millions)					
Securities Available-for-Sale										
State and Municipal Securities	$ —	0.00%	$ —	0.00%	$ —	0.00%	$ 2.22	4.56%	$ 2.22	4.56%
U.S. Treasuries	—	—	1.07	3.70	—	—	—	—	1.07	3.70
U.S. Government Agencies	1.02	3.27	60.25	4.33	—	—	0.69	2.26	61.96	4.29
Mortgage Backed Securities	—	—	—	—	41.87	4.19	451.94	4.86	493.81	4.51
Commercial Mortgage Backed Securities	—	—	—	—	8.16	5.83	95.68	5.35	103.84	5.54
Corporate Notes	21.02	7.09	19.45	3.88	—	—	—	—	40.47	5.55
Collateralized Mortgage Obligations	—	—	—	—	23.56	3.84	286.28	6.15	309.84	5.90
Asset Backed Securities	—	—	—	—	—	—	19.37	8.27	19.37	8.27
Other Securities	18.02	5.24	—	—	—	—	—	—	18.02	5.24
Total	$40.06	5.99%	$80.77	4.21%	$73.59	4.26%	$856.18	5.44%	$1,050.60	5.12%

Tax-exempt interest income has not been adjusted to a fully taxable equivalent basis.

The following table summarizes the aggregate carrying value and/or fair value of securities of any one issuer which exceeds ten percent of stockholders' equity as of December 31, 2002. The table excludes securities issued by the U.S. Government.

Issuer	Book Value	Fair Value
	(in thousands)	
Credit Suisse First Boston	$19,674	$20,733
Lehman Brothers Inc.	29,980	30,169
Merrill Lynch Mortgage Investors Inc.	21,603	22,492
Total	$71,257	$73,394

The above includes corporate notes, asset backed securities, mortgage backed securities and collateralized mortgage obligations. The rating of the corporate notes included above is single-A. All other securities are rated triple-A.

Other Investments

As of December 31, 2002, other investments totaled $7.5 million. Included in the balance are $7.0 million of investments on the books of VC in various venture capital funds that invest in technology companies. As of December 31, 2002 undisbursed commitments to invest in these various funds totaled $4.9 million. As of September 30, 2002, other investments included a 10% equity ownership in the beneficial interest of AFT totaling $2.7 million, which amount excluded an accumulated other comprehensive loss amount of $2.7 million. During the fourth quarter, 2002, the Company performed an impairment analysis of this investment and concluded, based primarily on the United Airlines bankruptcy, that the investment should be written off. The $2.7 million was recorded as an expense from other investments, which amount is included in non-interest income. The partnership interests on the books of VC are accounted for by the equity method.

Also included in other investments are investments made by the Bank in corporations responsible for lending activities qualifying under, among other things, the Community Reinvestment Act. These investments totaled $0.5 million at December 31, 2002. There are $0.9 million of undisbursed commitments relating to one of these investments as of December 31, 2002. These investments are accounted for by the cost method or equity method as appropriate.

Funding Sources

Deposits

The Company's deposits totaled $1,904.1 million as of December 31, 2002, representing a $76.2 million, or 4.2%, increase over the $1,827.9 million total deposits as of December 31, 2001. Interest bearing demand reflected growth of $105.3 million as of December 31, 2002, compared to December 31, 2001. Time certificates of deposit of $100,000 or more and other time deposits decreased $41.1 million and $17.9 million, respectively, in 2002 compared to 2001. Time certificates of deposit of $100,000 or more included $140 million from the State of California as of December 31, 2001, which amount was not renewed during 2002. Excluding this deposit source, time certificates of deposit of $100,000 or more increased $98.9 million.

Total deposits in the northern California branches increased $8 million to $263 million as of December 31, 2002, from $255 million as of December 31, 2001.

During 2002, average deposits increased to $1,904.5 million from $1,710.8 million during 2001, representing an increase of $193.7 million, or 11.3%.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

The following table discloses the deposit mix of the Bank as of December 31, 2002, 2001 and 2000:

Deposits	2002 Balance	2002 % of Total Deposits	2001 Balance	2001 % of Total Deposits	2000 Balance	2000 % of Total Deposits
	(dollars in thousands)					
Demand	$ 251,197	13.19%	$ 217,413	11.89%	$ 207,281	12.38%
Interest-Bearing Demand Deposits	543,969	28.57%	438,660	24.01%	389,347	23.25%
Saving Deposits	87,540	4.60%	91,418	5.00%	69,386	4.14%
Time Certificates of Deposit of $100,000 or More	879,494	46.19%	920,615	50.36%	826,157	49.34%
Other Time Deposits	141,943	7.45%	159,821	8.74%	182,398	10.89%
Total	$1,904,143	100.00%	$1,827,927	100.00%	$1,674,569	100.00%

The following table sets forth the average amount, the percentage to total average deposits and the average rate paid on each of the following deposit categories for the years ended December 31, 2002, 2001, 2000, 1999 and 1998:

	2002 Average Amount	2002 Ratio	2002 Weighted Average Rate	2001 Average Amount	2001 Ratio	2001 Weighted Average Rate	2000 Average Amount	2000 Ratio	2000 Weighted Average Rate
	(dollars In thousands)								
Deposits									
Demand Noninterest-Bearing	$ 227,065	11.92%	—%	$ 195,929	11.45%	—%	$ 190,863	11.67%	—%
Demand Interest-Bearing	538,704	28.29	1.43	367,412	21.48%	2.00	395,362	24.18	3.53
Saving Deposits	94,552	4.96	1.12	70,897	4.14%	1.31	74,324	4.55	2.46
Time Deposits	1,044,182	54.83	2.63	1,076,578	62.93%	4.58	974,346	59.60	5.45
Total	$1,904,503	100.00%	2.16%	$1,710,816	100.00%	3.80%	$1,634,895	100.00%	4.77%

	1999 Average Amount	1999 Ratio	1999 Weighted Average Rate	1998 Average Amount	1998 Ratio	1998 Weighted Average Rate
	(dollars In thousands)					
Deposits						
Demand Noninterest-Bearing	$ 164,620	11.41%	—%	$ 148,436	10.89%	—%
Demand Interest-Bearing	299,588	20.77	2.56	262,281	19.23%	2.63
Saving Deposits	82,356	5.71	2.20	86,776	6.36%	2.58
Time Deposits	895,875	62.11	4.57	866,229	63.52%	5.10
Total	$1,442,439	100.00%	3.94%	$1,363,722	100.00%	4.38%

The growth of deposits from the Company's customers reflects the continuing tradition of personalized services. The Company believes that the majority of its deposit customers have strong ties to the Bank. Although the Company has a significant amount of time certificates of deposit of $100,000 or more having maturities of one year or less, the depositors have generally renewed their deposits in the past at their maturity. Accordingly, the Company believes its deposit source to be stable. The following table is indicative of the length of the relationship of depositors of time certificates of deposit of $100,000 or more with the Bank as of December 31, 2002 and 2001:

	2002		2001	
	Amount	No. of Accounts	Amount	No. of Accounts
	(dollars in thousands)			
3 Years or more	$640,687	3,247	$721,597	3,003
2-3 Years	76,252	365	51,357	318
1-2 Years	79,985	337	72,313	347
Less than 1 Year	82,570	503	75,348	355
Total	$879,494	4,452	$920,615	4,023

The maturity schedule of time certificates of deposit of $100,000 or more as of December 31, 2002 is as follows:

	2002 Amount
	(in thousands)
3 Months or Less	$257,429
Over 3 Months Through 6 Months	163,108
Over 6 Months Through 12 Months	375,141
Over 12 Months	83,816
Total	$879,494

As of December 31, 2002, there were brokered deposits outstanding of $3.9 million. It is not the intent of the Bank to accept additional brokered deposits. They are not being renewed upon their maturity.

Other Borrowings

As of December 31, 2002, the Bank had obtained advances from the Federal Home Loan Bank of San Francisco (the "FHLB") totaling $322.4 million, up $70 million from December 31, 2001. The advances are under an existing line of credit whereby the FHLB has granted the Bank a line of credit equal to 25 percent of its assets. It is presently management's plan to repay the advances upon maturity. The following relates to the outstanding advances as of December 31, 2002:

	2002	
Maturity	Amount	Weighted Average Interest Rate
	(dollars in thousands)	
Within 90 days	$ 25,000	4.87%
91 days-365 days	170,400	3.78%
> 1-2 years	127,000	4.18%
	$322,400	4.02%

The advances from the FHLB as of December 31, 2002 and 2001 were collateralized by securities available-for-sale and real estate mortgage loans as well as the required investment in the stock of the FHLB. The approximate carrying value of the securities and loans as of December 31, 2002 and 2001, was $391.2 million and $314.8 million, respectively. The carrying value of the FHLB stock was $18.0 million and $12.6 million, as of December 31, 2002 and 2001, respectively. In addition to collateralizing the advances, the above mentioned securities and loans also collateralized outstanding letters of credit.

The Bank has an available line of credit up to 25% of its assets subject to appropriate collateral. As of December 31, 2002, based on current securities and loans pledged, the Company had $27.2 million of unused line of credit available with the FHLB.

Other borrowings also includes subordinated debt which is comprised of a $40 million public offering issuance of 8.375% subordinated notes due August 1, 2007. Proceeds of $38.7 million, net of underwriting discount of $1.3 million, were received by the Company at date of issuance in July, 1997. The discount is amortized as a yield adjustment over the 10-year life of the notes. The debt provides for optional redemption on or after August 1, 2002 with a decreasing redemption penalty.

Capital Resources

Stockholders' equity totaled $204.1 million as of December 31, 2002, a decrease of $2.2 million, or 1.1%, from $206.3 million as of December 31, 2001.

On December 20, 1999, the Board of Directors authorized a stock repurchase program approving the buy-back of up to $10 million of the Company's stock. This program was completed on April 25, 2001. 384,154 shares were repurchased for a total of $10 million at an average cost per share of $26.03, of which 215,054 shares were repurchased in 2001 and 169,100 shares were repurchased in 2000.

In February 2001, the Board of Directors authorized a stock repurchase program approving the buy-back of up to 500,000 shares of the Company's stock. As of December 31, 2002, 405,000 shares had been repurchased at an average cost of $26.83 per share for a total of $10.9 million under this program.

On October 11, 2001, the Board of Directors authorized another stock repurchase program approving the buy-back of up to 300,000 shares of the Company's stock under conditions which allow such repurchases to be accretive to earnings. As of December 31, 2002, there have been no shares repurchased under this program.

For the year ended December 31, 2002 and 2001, the ratio of the Company's average stockholders' equity to average assets was 8.23% and 9.60%, respectively.

Management is committed to maintaining capital at a sufficient level to assure shareholders, customers and regulators that the Company is financially sound. Risk-based capital guidelines issued

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

by regulatory authorities in 1989 assign risk weightings to assets and off-balance sheet items. The guidelines require a minimum Tier 1 capital ratio of 4% and a minimum total capital ratio of 8%. Tier 1 capital consists of common stockholders' equity and non-cumulative perpetual preferred stock, less goodwill and non-qualifying intangible assets, while total capital includes other elements, primarily cumulative perpetual, long-term and convertible preferred stock, subordinated and mandatory convertible debt, plus the allowance for loan losses, within limitations. The unrealized gain/loss on debt securities available-for-sale, net of tax, is not included in either Tier 1 or the total capital computation; however, the unrealized gain /loss on equity securities is included in Tier 1 or Tier 2 as appropriate, subject to limitations.

In addition, a minimum Tier 1 leverage ratio of 3% is required for the highest rated banks. All other state nonmember banks, must meet a minimum leverage ratio of not less than 4%. This ratio is defined as Tier 1 capital to average total assets, net of non-qualifying intangible assets, for the most recent quarter.

During 1992, pursuant to the Federal Deposit Insurance Corporation Improvement Act ("FDICIA"), the federal banking regulators set forth the definitions for "adequately capitalized" and "well capitalized" institutions. An "adequately capitalized" institution is one that meets the minimum regulatory capital requirements. A "well capitalized" institution is one with capital ratios as shown in the following table. As of December 31, 2002, the Company's and the Bank's Tier 1 risk based capital, total risk based capital and leverage ratios exceeded the "well capitalized" ratio requirements as follows:

	GBC Bancorp		General Bank		Minimum Regulatory Requirements	Well Capitalized Requirements
	Amount	Ratio	Amount	Ratio		
	(dollars in thousands)					
Tier 1	$180,726	10.51%	$194,206	11.37%	4%	6%
Total	$234,284	13.62%	$215,623	12.62%	8%	10%
Leverage Ratio	$180,726	7.33%	$194,206	7.91%	4%	5%

As more fully explained in the following section "Regulatory Matters", the Bank is required to maintain a Tier 1 leverage capital ratio of at least 7.5%.

Regulatory Matters

As a result of the findings of the regulatory examination of General Bank dated June 10, 2002, General Bank has entered into a Memorandum of Understanding (MOU) with the Federal Deposit Insurance Corporation and the California Department of Financial Institutions ("DFI"). The MOU provides that the Bank shall retain management acceptable to the regulatory authorities and shall maintain a Tier 1 leverage capital ratio of at least 7.5%. As of December 31, 2002, the Bank's Tier 1 leverage capital ratio was 7.91%. The MOU further provides that the Bank shall not, without prior written consent of the regulatory authorities, pay cash dividends in the event that payment of such dividends will result in non-compliance with this capital ratio. Although the Bank has historically paid such dividends to GBC Bancorp ("GBC") at the time of payment of GBC's dividend, as of December 31, 2002, GBC had $13.7 million of cash and a short-term promissory note from General Bank, which is sufficient to pay dividends at the current annual level of $5.6 million per year and $3.4 million of interest on its subordinated debt per year for over a year without receiving a dividend from the Bank. Management does not believe that the MOU will affect the payment of dividends and interest by GBC Bancorp.

The MOU further provides for reductions in the level of classified assets to specified percentages of Tier 1 Capital plus the Allowance for Credit Losses by March 31, 2003 and June 30, 2003. As of December 31, 2002, the Bank had reduced such classified assets to the level required to be achieved by June 30, 2003. The MOU further calls for the timely identification and classification of problem loans, improvement of credit-related analysis and reports, a second review of real estate appraisals, and improvements in the loan underwriting and monitoring processes. Although the examination report found the Bank's allowance for credit losses to be adequate, management was required to modify the methodology for the size and complexity of the loan portfolio. Bank Secrecy Act policies and procedures were to be improved to eliminate identified deficiencies and a program to reasonably ensure compliance with the requirements for establishing accounts with a W-8 tax-exempt status was to be developed and implemented. Improvements in the documentation and testing of the interest rate risk model were also called for. The Bank has revised its policies, methodologies and procedures as they relate to the credit, Bank Secrecy Act and interest rate risk issues identified in the MOU, and is in the process of implementing them. Among other things, the Bank has initiated employee training and a program to test for the effectiveness of the new policies, methodologies and procedures. Neither the FDIC nor the DFI has yet examined the Bank to test for compliance with the MOU.

As a result of the ratings received by General Bank, GBC Bancorp was no longer eligible to retain its status as a Financial Holding Company ("FHC"). The Company informed the Federal Reserve Bank of San Francisco of its decision to decertify itself as an FHC, effective immediately. GBC Bancorp had not utilized the expanded authorities available as an FHC, and therefore the decertification has no impact on its existing business or on its business strategies.

GBC Bancorp Executive Obligation Trust (the "Trust")

In the first quarter, 2000, the Company entered into a trust agreement providing for the Trust with Union Bank of California as trustee. In March of 2000, shares of Company stock totaling 71,007 at a cost of $1,571,000 were issued and transferred to the Trust representing the earned deferred compensation payable in connection

with the stock retention program set forth in the employment agreement among the Company, the Bank and Li-Pei Wu, effective as of January 1, 1998 (the "Agreement"). In January of 2001, 25,928 shares of Company stock at a cost of $903,000 were issued and transferred to the Trust representing the earned deferred compensation for the year 2000. In February of 2002, 3,345 shares at a cost of $100,000 were issued and transferred to the Trust representing the earned deferred compensation for the year 2001. Also, in February of 2002, a distribution out of the Trust of 21,279 shares at a cost of $471,000 was made in accordance with the Agreement between Mr. Wu, GBC Bancorp and the Bank.

In the consolidated financial statements, the shares held in the Trust are reduced from common stock and included as a separate component of stockholders' equity. As of December 31, 2002, this amount was $2,103,000, representing the cost of the 79,001 shares held in the Trust.

Asset Liability and Market Risk Management

Liquidity

Liquidity measures the ability of the Company to meet fluctuations in deposit levels, to fund its operations and to provide for customers' credit needs. Liquidity is monitored by management on an ongoing basis. Asset liquidity is provided by cash and short-term financial instruments, which include federal funds sold and securities purchased under agreements to resell, unpledged securities available-for-sale and the portion of loans that is government guaranteed (primarily SBA loans). These sources of liquidity amounted to $957.7 million, or 38.1%, of total assets as of December 31, 2002 compared with $823.9 million, or 34.8%, of total assets as of December 31, 2001.

To further supplement its liquidity, the Company has established federal funds lines with correspondent banks and three master repurchase agreements with major brokerage companies. In August, 1992, the FHLB granted the Bank a line of credit equal to 25 percent of assets with terms up to 360 months. As of December 31, 2002, the Company had $322.4 million outstanding under this financing facility, representing 12.8% of total assets. Management believes its liquidity sources to be stable and adequate.

As of December 31, 2002, total gross loans and leases represented 62.9% of total deposits. This compares to 62.0% as of December 31, 2001.

The liquidity of the parent company, GBC Bancorp, and also indirectly its non-bank subsidiary, is primarily dependent on the payment of cash dividends by its subsidiary, the Bank, subject to the limitations imposed by the Financial Code of the State of California and the MOU. For 2002, the Bank declared $5.6 million of cash dividends to GBC Bancorp. As of December 31, 2002, approximately $10.1 million of undivided profits of the Bank are available for dividends to the Company. Such amount has been limited by the provisions of the MOU as described in "Regulatory Matters", above.

"GAP" measurement

While no single measure can completely identify the impact of changes in interest rates on net interest income, one gauge of interest rate sensitivity is to measure, over a variety of time periods, contractual differences in the amounts of the Company's rate sensitive assets and rate sensitive liabilities. These differences, or "gaps", provide an indication of the extent that net interest income may be affected by future changes in interest rates. However, these contractual "gaps" do not take into account timing differences between the repricing of assets and the repricing of liabilities.

A positive gap exists when rate sensitive assets exceed rate sensitive liabilities and indicates that a greater volume of assets than liabilities will reprice during a given period. This mismatch may enhance earnings in a rising rate environment and may inhibit earnings when rates decline. Conversely, when rate sensitive liabilities exceed rate sensitive assets, referred to as a negative gap, it indicates that a greater volume of liabilities than assets will reprice during the period. In this case, a rising interest rate environment may inhibit earnings and declining rates may enhance earnings.

"Gap" reports are originated as a means to provide management with a tool to monitor repricing differences, or "gaps", between assets and liabilities repricing in a specified period, based upon their underlying contractual rights. The use of "gap" reports is thus limited to a quantification of the "mismatch" between assets and liabilities repricing within a unique specified timeframe. Contractual "gap" reports cannot be used to quantify exposure to interest rate changes because they do not take into account timing differences between repricing assets and liabilities and changes in the amount of prepayments.

As of December 31, 2002, there is a cumulative one year negative "gap" of $546.8 million, down from $663.6 million as of December 31, 2001.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

The following table indicates the Company's interest rate sensitivity position as of December 31, 2002, and is based on contractual maturities and repricing dates. It may not be reflective of positions in subsequent periods.

	December 31, 2002					
	INTEREST SENSITIVITY PERIOD					
	0 to 90 Days	91 to 365 Days	Over 1 Year to 5 Years	Over 5 Years	Non-Interest Earning/ Bearing	Total
	(in thousands)					
Earning Assets						
Securities Available-for-Sale (3)	$ 104,541	$ 7,165	$ 84,845	$ 879,146	$ —	$1,075,697
Trading Account Securities	—	—	—		1	1
Federal Funds Sold & Securities Purchased Under Agreement to Resell	181,000	—	—	—	—	181,000
Loans and Leases (1) (2)	869,035	44,940	99,985	159,898	—	1,173,858
Loans to Depository Insititutions	—	—	—	—	—	
Non-Earning Assets (2)	—	—	—	—	80,188	80,188
Total Assets	$1,154,576	$ 52,105	$ 184,830	$1,039,044	$ 80,189	$2,510,744
Source of Funds for Assets						
Deposit:						
Demand—Non-Interest Bearing	$ —	$ —	$ —	$ —	$ 251,197	$ 251,197
Demand Interest Bearing	543,969	—	—	—	—	543,969
Savings	87,540	—	—	—	—	87,540
TCD'S Under $100,000	47,208	83,735	11,000	—	—	141,943
TCD'S $100,000 and Over	257,429	538,249	83,716	100	—	879,494
Total Deposits	936,146	621,984	94,716	100	251,197	1,904,143
Borrowings from the Federal Home Loan Bank	25,000	170,400	127,000	—	—	322,400
Subordinated Debt	—	—	39,400	—	—	39,400
Other Liabilities	—	—	—	—	40,700	40,700
Stockholders' Equity	—	—	—	—	204,101	204,101
Total Liabilities and Stockholders' Equity	$ 961,146	$ 792,384	$ 261,116	$ 100	$ 495,998	$2,510,744
Interest Sensitivity Gap	$ 193,430	$(740,279)	$ (76,286)	$1,038,944	$(415,809)	
Cumulative Interest Sensitivity Gap	$ 193,430	$(546,849)	$(623,135)	$ 415,809	—	
Gap Ratio (% of Total Assets)	7.7%	–29.5%	–3.0%	41.4%	–16.6%	
Cumulative Gap Ratio	7.7%	–21.8%	–24.8%	16.6%	0.0%	

(1) Loans and leases are before unamortized deferred loan fees and allowance for credit losses.
(2) Non-accrual loans are included in non-earning assets.
(3) The Federal Home Loan Bank stock with a balance of $18.0 million as of December 31, 2002, is included in the 0 to 90 day category.

Effective asset/liability management includes maintaining adequate liquidity and minimizing the impact of future interest rate changes on net interest income. The Company attempts to manage its interest rate sensitivity on an on-going basis through the analysis of the repricing characteristics of its loans, securities, and deposits, and managing the estimated net interest income volatility by adjusting the terms of its interest-earning assets and liabilities, and through the use of derivatives as needed.

Market risk

Market risk is the risk of financial loss arising from adverse changes in market prices and interest rates. The Company's market risk is inherent in its lending and deposit taking activities to the extent of differences in the amounts maturing or degree of repricing sensitivity. Adverse changes in market prices and interest rates may therefore result in diminished earnings and ultimately an erosion of capital.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

Since the Company's profitability is affected by changes in interest rates, management actively monitors how changes in interest rates may affect earnings and ultimately the underlying market value of equity. Management monitors interest rate exposure through the use of three basic measurement tools in conjunction with established risk limits. These tools are the expected maturity gap report, net interest income volatility and market value of equity volatility reports. The gap report details the expected maturity mismatch or gap between interest earning assets and interest bearing liabilities over a specified timeframe. The expected gap differs from the contractual gap report shown earlier in this section by adjusting contractual maturities for expected prepayments of principal on loans and amortizing securities as well as the projected timing of repricing deposits with no stated maturity. The following table shows the Company's financial instruments that are sensitive to changes in interest rates, categorized by their expected maturity, and the fair value of these instruments as of December 31, 2002:

	Expected Maturity Date December 31, 2002						
	0 to 90 Days	91 to 365 Days	Over 1 Year to 5 Years	Over 5 Years	Total	Average Int Rate (2)	Fair Value
				(dollars in thousands)			
Interest-sensitive Assets:							
Securities Available-for-Sale	$ 148,447	$219,406	$586,890	$120,954	$1,075,697	5.12%	$1,075,697
Federal Funds Sold & Securities Purchased Under Agreements to Resell	181,000	—	—	—	181,000	1.31	181,000
Loans and Leases (1)	869,035	44,940	99,985	159,898	1,173,858	6.04	1,172,983
Total Interest-earning Assets	$1,198,482	$264,346	$686,875	$280,852	$2,430,555		$2,429,680
Interest-sensitive Liabilities:							
Deposits:							
Demand Interest Bearing	$ 33,981	$101,941	$219,028	$189,019	$ 543,969	1.03%	$ 543,969
Savings	5,427	16,282	36,067	29,764	87,540	0.24	87,540
Time Certificates of Deposit	304,245	622,132	94,960	100	1,021,437	2.58	1,027,897
Total Deposits	343,653	740,355	350,055	218,883	1,652,946		1,659,406
Borrowing from FHLB	25,000	170,400	127,000	—	322,400	4.02	329,893
Subordinated Debt	—	—	39,400	—	39,400	8.38	39,400
Total Interest-sensitive Liabilities	$ 368,653	$910,755	$516,455	$218,883	$2,014,746		$2,028,699

(1) Loans and leases are net of non-accrual loans and before unamortized deferred loan fees and allowance for credit losses.

(2) The average interest rate relates to the year for the category of asset/liability indicated as of December 31, 2002. The rate for the subordinated debt is the stated rate of the debt outstanding as of December 31, 2001.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

The following table shows the Company's financial instruments that are sensitive to changes in interest rates, categorized by their expected maturity, and the fair value of these instruments as of December 31, 2001:

	Expected Maturity Date December 31, 2001						
	0 to 90 Days	91 to 365 Days	Over 1 Year to 5 Years	Over 5 Years	Total	Average Int Rate (2)	Fair Value
	(dollars in thousands)						
Interest-sensitive Assets:							
Securities Available-for-Sale	$ 75,010	$207,053	$592,401	$224,525	$1,098,989	6.18%	$1,098,989
Federal Funds Sold & Securities Purchased Under Agreements to Resell	90,000	—	—	—	90,000	1.72	90,000
Loans and Leases (1)	815,035	25,669	131,641	135,604	1,107,949	6.26	1,111,436
Total Interest-earning Assets	$980,045	$232,722	$724,042	$360,129	$2,296,938		$2,300,425
Interest-sensitive Liabilities:							
Deposits:							
Demand-Interest Bearing	$ 22,160	$ 66,482	$219,103	$130,915	$ 438,660	1.45%	$ 438,660
Savings	2,285	6,856	27,426	54,851	91,418	1.10	91,418
Time Certificates of Deposit	551,446	515,276	13,714	—	1,080,436	3.08	1,084,550
Total Interest-bearing Deposits	575,891	588,614	260,243	185,766	1,610,514		1,614,628
Borrowings from FHLB	—	25,000	227,400	—	252,400	0	256,306
Subordinated Debt	—	—	—	39,269	39,269	8.38	38,469
Total Interest-sensitive Liabilities	$575,891	$613,614	$487,643	$225,035	$1,902,183		$1,909,403

(1) Loans and leases are net of non-accrual loans and before unamortized deferred loan fees and allowance for credit losses.
(2) The average interest rate relates to the year for the category of asset/liability indicated as of December 31, 2001. The rate for the subordinated debt is the stated rate of the debt outstanding as of December 31, 2001.

Expected maturities of assets are contractual maturities adjusted for projected payment based on contractual amortization and unscheduled prepayments of principal as well as repricing frequency. Expected maturities for deposits are based on contractual maturities adjusted for projected rollover rates and changes in pricing for non-maturity deposits. The Company utilizes assumptions supported by documented analysis for the expected maturities of its loans and repricing of its deposits and relies on third party data providers for prepayment projections for amortizing securities. The actual maturities of these instruments could vary significantly if future prepayments and repricing differ from the Company's expectations based on historical experience.

The Company uses a computer simulation analysis in an attempt to predict changes in the yields earned on assets and the rates paid on liabilities in relation to changes in market interest rates. The net interest income volatility and market value of equity volatility reports measure the exposure of earnings and capital, respectively, to immediate incremental changes in market interest rates as represented by the prime rate change of 100 to 200 basis points. Market value of equity is defined as the present value of assets minus the present value of liabilities and off- balance sheet contracts. The table below shows the estimated impact of changes in interest rates on net interest income and market value of equity, as of December 31, 2002:

Change In Interest Rates (Basis Points)	Net Interest Income Volatility December 31, 2002 (1)	Market Value Of Equity Volatility December 31, 2002 (2)
+200	13.0%	-4.7%
+100	7.3%	-0.7%
-100	-10.2%	-5.5%
-200	-18.1%	-10.7%

(1) The percentage change in this column represents net interest income of the Company for 12 months in a stable interest rate environment versus the net interest income in the various rate scenarios
(2) The percentage change in this column represents net portfolio value of the Company in a stable interest rate environment versus the net portfolio value in the various rate scenarios

The Company's primary objective in managing interest rate risk is to minimize the adverse effects of changes in interest rates on earnings and capital. In this regard, the Company has established

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

internal risk limits for net interest income volatility given a 100 and 200 basis point decline in rates of 10% and 15%, respectively, over a twelve-month horizon. Although the simulation analysis reflected an 18.1% reduction of net interest income, as of December 31, 2002, in the event of a 200 basis point decline, management believes that there is little likelihood of such a reduction of the prime rate from its level as of December 31, 2002. Risk limits have also been established for the market value of equity volatility in response to a 100 and 200 basis point increase in rates of 10% and 15%, respectively.

Forward-Looking Statements

Certain statements contained herein, including, without limitation, statements containing the words "anticipates", "believes," "intends," "should", "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: credit quality, general economics and business conditions in those areas in which the Company operates; demographic changes; competition; fluctuations in interest rates; changes in business strategy or development plans; changes in governmental regulation; and other factors referenced herein, including, without limitation, under the captions Provision for Credit Losses, Non-Performing Assets, Allowance for Credit Losses, Market Risk, Liquidity, Interest Rate Sensitivity, Recent Accounting Developments and Other Matters. Given these uncertainties, the reader is cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the results of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

Recent Accounting Developments

In June 2001, FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The Company also records a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company is required to adopt SFAS No. 143 on January 1, 2003. The adoption of SFAS No. 143 is not expected to have a material effect on the Company's financial statements.

In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 145 amends existing guidance on reporting gains and losses on the extinguishment of debt to prohibit the classification of the gain or loss as extraordinary, as the use of such extinguishments have become part of the risk management strategy of many companies. SFAS No. 145 also amends SFAS No. 13 to require sale-leaseback accounting for certain lease modifications that have economic effects similar to sale-leaseback transactions. The provisions of the Statement related to the rescission of Statement No. 4 is applied in fiscal years beginning after May 15, 2002. Earlier application of these provisions is encouraged. The provisions of the Statement related to Statement No. 13 were effective for transactions occurring after May 15, 2002, with early application encouraged. The adoption of SFAS No. 145 is not expected to have a material effect on the Company's financial statements.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The adoption of SFAS No. 146 is not expected to have a material effect on the Company's financial statements.

In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and are not expected to have a material effect on the Company's financial statements. The disclosure requirements are effective for financial statements of interim and annual periods ending after December 15, 2002.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123. This Statement amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002, and are included in the notes to these consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of ARB

No. 51. This Interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. The Interpretation applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. For public enterprises, such as the Company, with a variable interest in a variable interest entity created before February 1, 2003, the Interpretation applies to that enterprise no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003. The application of this Interpretation is not expected to have a material effect on the Company's financial statements. The Interpretation requires certain disclosures in financial statements issued after January 31, 2003, if it is reasonably possible that the Company will consolidate or disclose information about variable interest entities when the Interpretation becomes effective.

Other Matters

On February 28, 2002, General Bank consummated its purchase transaction of Liberty Bank and Trust Co. of Boston. The purchase transaction was accounted for in accordance with SFAS No. 141, "Business Combinations". The assets acquired, net of cash, had a fair value of $34,288,000 and the fair value of liabilities assumed was $32,326,000. Goodwill in the amount of $4,515,000 and core deposit premium in the amount of $964,000 were initially recognized in accordance with SFAS No. 141. SFAS No. 142, "Goodwill and Other Intangible Assets," requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets". The core deposit premium intangible is being amortized over a 5-year period, estimated to be the useful life.

Selected Financial Data

	Year Ended December 31,				
	2002	2001	2000	1999	1998
	(dollars in thousands, except per share data)				
Results of Operations					
Interest Income	$ 146,906	$ 155,478	$ 163,121	$ 130,261	$ 125,991
Interest Expense	52,687	66,552	74,679	56,283	57,018
Net Interest Income before Provision for Credit Losses	94,219	88,926	88,442	73,978	68,973
Provision for Credit Losses	76,364	20,100	1,200	3,500	1,500
Net Interest Income after Provision for Credit Losses	17,855	68,826	87,242	70,478	67,473
Non-Interest Income	8,889	15,646	21,755	10,544	7,863
Non-Interest Expense	38,411	42,282	46,861	32,702	30,430
(Loss)/Income Before Income Taxes	(11,667)	42,190	62,136	48,320	44,906
(Benefit)/Provision for Income Taxes	(5,877)	14,550	23,660	18,332	16,764
(Loss)/Income before Cumulative Effect of a Change in Accounting Principle	(5,790)	27,640	38,476	29,988	28,142
Cumulative Effect of a Change in Accounting Principle (1)	—	4,962	—	—	—
Net (Loss)/Income	$ (5,790)	$ 32,602	$ 38,476	$ 29,988	$ 28,142
Balance Sheet Data as of December 31					
Assets	$2,510,744	$2,367,243	$1,969,109	$1,744,200	$1,680,824
Loans and Leases, Net	1,166,499	1,101,633	945,512	902,000	763,650
Securities Available-for-Sale	1,075,697	1,098,989	855,383	683,017	724,172
Securities Held-to-Maturity	—	—	1,025	1,300	24,616
Deposits	1,904,143	1,827,927	1,674,569	1,490,811	1,380,903
Stockholders' Equity	204,101	206,318	187,782	133,038	163,030
Per Share Data (2)					
(Loss)/Earnings Per Share					
(Loss)/Income Before Cumulative Effect of a Change in Accounting Principle					
Basic	$ (0.50)	$ 2.37	$ 3.33	$ 2.41	$ 2.00
Diluted	(0.50)	2.36	3.26	2.37	1.96
Cumulative Effect of a Change in Accounting Principle					
Basic	—	0.42	—	—	—
Diluted	—	0.42	—	—	—
Net (Loss)/Income					
Basic	$ (0.50)	$ 2.79	$ 3.33	$ 2.41	$ 2.00
Diluted	(0.50)	2.78	3.26	2.37	1.96
Cash Dividends Declared	0.48	0.48	0.39	0.33	0.30
Year End Book Value	17.69	17.98	16.25	11.55	11.89
Average Shares Outstanding					
Basic (In 000's)	11,610	11,673	11,554	12,430	14,049
Diluted (In 000's)	11,610	11,748	11,813	12,672	14,345
Financial Ratios					
(Loss)/Return on Average Assets	(0.23)%	1.54%	2.01%	1.75%	1.76%
(Loss)/Return on Average Stockholders' Equity	(2.82)	16.05	24.80	20.48	17.59
Average Stockholders' Equity to Average Assets	8.23	9.60	8.12	8.57	10.01
Net Interest Margin (3)(4)	3.85	4.32	4.81	4.46	4.46
Net Charge-Offs (Net Recoveries) to Average Loans and Leases	6.18	1.49	0.17	0.36	(0.15)
Nonperforming Assets to Year End Loans and Leases, Net, Plus Other Real Estate Owned, Net (5)	2.26	2.61	2.44	6.59	5.05
Allowance for Credit Losses to Year End Loans and Leases	2.13	2.09	2.00	2.14	2.46
Cash Dividend Payout (6)	N/A	17.16	11.73	13.45	14.97

(1) The results of the year 2001 included $4,962,000 representing the cumulative effect of a change in accounting principle, net of taxes.
(2) Per share data has been restated where applicable for the two for one stock split to shareholders of record on April 30, 1998, and issued and distributed on May 15, 1998.
(3) Tax-exempt interest income is not adjusted to a fully taxable equivalent basis.
(4) Computed as net interest income before provision for credit losses divided by average earning assets.
(5) Non-performing assets include loans 90 days past due still accruing, non-accrual loans, restructured loans and other real estate owned, net.
(6) Cash dividend payout is computed based on the dividends declared divided by net income for the applicable year.

Consolidated Balance Sheets

	December 31,	
	2002	2001
	(in thousands)	
ASSETS		
Cash and Due From Banks	$ 46,889	$ 33,034
Federal Funds Sold and Securities Purchased Under Agreements to Resell	181,000	90,000
Cash and Cash Equivalents	227,889	123,034
Securities Available-for-Sale at Fair Value (Amortized Cost of $1,050,600 and $1,080,819 at December 31, 2002 and 2001, respectively)	1,075,697	1,098,989
Trading Securities	1	31
Loans and Leases	1,198,628	1,132,889
Less: Allowance for Credit Losses	(25,534)	(23,656)
Deferred Loan Fees	(6,595)	(7,600)
Loans and Leases, Net	1,166,499	1,101,633
Bank Premises and Equipment, Net	6,286	6,382
Other Real Estate Owned, Net	—	383
Due From Customers on Acceptances	6,525	6,471
Real Estate Held for Investment	1,484	2,129
Other Investments	7,509	11,509
Accrued Interest Receivable and Other Assets	18,854	16,682
Total Assets	$2,510,744	$2,367,243
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits		
Demand	$ 251,197	$ 217,413
Interest Bearing Demand	543,969	438,660
Savings	87,540	91,418
Time Certificates of Deposit of $100,000 or More	879,494	920,615
Other Time Deposits	141,943	159,821
Total Deposits	1,904,143	1,827,927
Borrowings from the Federal Home Loan Bank	322,400	252,400
Subordinated Debt	39,400	39,269
Acceptances Outstanding	6,525	6,471
Liability on Securities Awaiting Settlement	5,157	—
Accrued Expenses and Other Liabilities	29,018	34,858
Total Liabilities	2,306,643	2,160,925
Stockholders' Equity		
Common Stock, No Par or Stated Value; 40,000,000 shares authorized; 11,540,762 shares issued and outstanding (net of 79,001 shares held in trust) and 11,477,394 shares issued and outstanding (net of 96,935 shares held in Trust) at December 31, 2002 and 2001, respectively	$ 72,932	$ 71,316
Retained Earnings	112,774	124,196
Accumulated Other Comprehensive Income	16,292	8,332
Shares Held in Trust for Deferred Compensation	2,103	2,474
Total Stockholders' Equity	204,101	206,318
Total Liabilities and Stockholders' Equity	$2,510,744	$2,367,243

See Accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Operations

	For the Year Ended December 31,		
	2002	2001	2000
	(in thousands, except per share data)		
INTEREST INCOME			
Loans and Leases, Including Fees	$ 82,607	$ 90,719	$101,434
Securities Available-for-Sale	62,258	61,736	53,208
Securities Held-to-Maturity	—	33	73
Federal Funds Sold and Securities Purchased under Agreements to Resell	2,020	2,969	8,384
Other	21	21	22
Total Interest Income	146,906	155,478	163,121
INTEREST EXPENSE			
Interest Bearing Demand	7,695	7,354	13,961
Savings	1,055	932	1,827
Time Deposits of $100,000 or More	24,190	41,612	43,232
Other Time Deposits	3,305	7,694	9,843
Federal Funds Purchased and Securities Sold under Repurchase Agreements	8	27	62
Borrowings from the Federal Home Loan Bank	12,953	5,452	2,273
Subordinated Debt	3,481	3,481	3,481
Total Interest Expense	52,687	66,552	74,679
Net Interest Income	94,219	88,926	88,442
Provision for Credit Losses	76,364	20,100	1,200
Net Interest Income after Provision for Credit Losses	17,855	68,826	87,242
NON-INTEREST INCOME			
Service Charges and Commissions	7,460	7,875	8,237
Gain on Sale of Securities Available-for-Sale	10,127	6,713	—
Gain on Sale of Fixed Assets	2	38	7
Trading Account Revenue	506	1,958	13,013
(Expense)/Income from Other Investments	(9,384)	(2,796)	145
Other	178	1,858	353
Total Non-Interest Income	8,889	15,646	21,755
NON-INTEREST EXPENSE			
Salaries and Employee Benefits	21,116	20,410	22,306
Occupancy Expense	4,129	3,565	3,324
Furniture and Equipment Expense	3,187	2,160	2,059
Loss on Sale of Securities Available-for-Sale	—	—	10,341
Net Other Real Estate Owned Income	(131)	(397)	(1,309)
Other	9,999	9,782	10,140
Reduction of Fair Value of Derivatives	111	6,762	—
Total Non-Interest Expense	38,411	42,282	46,861
(Loss)/Income before Income Taxes	(11,667)	42,190	62,136
(Benefit)/Provision for Income Taxes	(5,877)	14,550	23,660
(Loss)/Income before Cumulative Effect of a Change in Accounting Principle	(5,790)	27,640	38,476
Cumulative Effect of a Change in Accounting Principle	—	4,962	—
Net (Loss)/Income	$ (5,790)	$ 32,602	$ 38,476
Earnings Per Share			
(Loss)/Income before Cumulative Effect of a Change in Accounting Principle			
Basic	$ (0.50)	$ 2.37	$ 3.33
Diluted	(0.50)	2.36	3.26
Cumulative Effect of a Change in Accounting Principle			
Basic	$ —	$ 0.42	$ —
Diluted	—	0.42	—
Net (Loss)/Income			
Basic	$ (0.50)	$ 2.79	$ 3.33
Diluted	(0.50)	2.78	3.26

See Accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Changes in Stockholders' Equity and Comprehensive Income

	Common Stock		Retained	Deferred	Accumulated Other Comprehensive	Comprehensive	Total Stockholders'
	Shares	Amount	Earnings	Compensation	Income (Loss)	Income (Loss)	Equity
				(in thousands, except per share amounts)			
Balance at December 31, 1999	11,523	$57,289	$ 84,035	$ —	$ (8,286)		$133,038
Comprehensive Income							
Net Income for the year			38,476			$38,476	38,476
Other Comprehensive Income, Net of Tax							
Net Changes in Securities Valuation Allowance					18,178	18,178	18,178
Foreign Currency Translation Adjustment					(1)	(1)	(1)
Comprehensive Income						$56,654	
Stock Issued for Executive Compensation	114	2,401					2,401
Stock Held by Executive Obligation Trust	(71)	(1,571)		1,571			—
Stock Issuance	161	2,975					2,975
Tax Benefit-Stock Options Exercised		960					960
Stock Repurchase	(169)		(3,732)				(3,732)
Cash Dividend—$0.39 per Share			(4,513)				(4,513)
Balance at December 31, 2000	11,558	$62,054	$114,266	$1,571	$ 9,891		$187,782
Comprehensive Income							
Net Income for the year			32,602			$32,602	32,602
Other Comprehensive Income, Net of Tax							
Net Changes in Securities Valuation Allowance					630	630	630
Net Changes in Investment Valuation Allowance					(2,188)	(2,188)	(2,188)
Net Changes in Foreign Currency Translation Adjustments					(1)	(1)	(1)
Comprehensive Income						$31,043	
Stock Held by Executive Obligation Trust	(26)	(903)		903			—
Stock Issuance	563	5,264					5,264
Tax Benefit-Stock Options Exercised		4,901					4,901
Stock Repurchase	(618)		(17,077)				(17,077)
Cash Dividend—$0.48 per Share			(5,595)				(5,595)
Balance at December 31, 2001	11,477	$71,316	$124,196	$2,474	$ 8,332		$206,318
Comprehensive Income							
Net Loss for the year			(5,790)			$ (5,790)	(5,790)
Other Comprehensive Income, Net of Tax							
Net Changes in Securities Valuation Allowance					5,782	5,782	5,782
Net Changes in Investment Valuation Allowance					2,188	2,188	2,188
Net Changes in Foreign Currency Translation Adjustments					(10)	(10)	(10)
Comprehensive Income						$ 2,170	
Stock Held by Executive Obligation Trust	18	371		(371)			—
Stock Issuance	48	1,105					1,105
Tax Benefit-Stock Options Exercised		140					140
Stock Repurchase	(2)		(57)				(57)
Cash Dividend—$0.48 per Share			(5,575)				(5,575)
Balance at December 31, 2002	11,541	$72,932	$112,774	$2,103	$16,292		$204,101

Disclosure of Reclassification Amount:	2002	2001	2000
Net Change of Unrealized Gains Arising During Period, Net of Tax Expense of $8,971, $3,280 and $8,839 in 2002, 2001 and 2000, respectively.	$12,365	$ 4,520	$12,185
Less: Reclassification Adjustment for Gains Included in Net Income (Loss), Net of Tax (Expense) Benefit of ($4,776), ($2,823) and $4,348 in 2002, 2001 and 2000, respectively.	(6,583)	(3,890)	5,993
Net Change of Unrealized Gains on Securities, Net of Tax Expense of $4,195, $457 and $13,189 in 2002, 2001 and 2000, respectively.	$ 5,782	$ 630	$18,178

See Accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

	For the Year Ended December 31,		
	2002	2001	2000
		(in thousands)	
OPERATING ACTIVITIES			
Net (Loss)/Income	$ (5,790)	$ 32,602	$ 38,476
Adjustments to Reconcile Net (Loss)/Income to Net Cash Provided by Operating Activities			
Depreciation	1,598	1,242	1,291
Net Amortization/(Accretion) of Premiums/(Discounts) on Securities	3,336	(2,734)	(990)
Accretion of Discount on Subordinated Notes	131	131	131
Writedown on Real Estate Held for Investment	645	1,697	1,696
Provision for Credit Losses	76,364	20,100	1,200
Provision for Losses on Other Real Estate Owned	—	—	389
Amortization of Deferred Loan Fees	(5,648)	(4,776)	(3,933)
Deferred Income Taxes	(1,938)	1,011	4,559
(Gain)/Loss on Sale of Securities Available for Sale	(10,127)	(6,713)	10,341
Write-off of Securities	—	190	—
Equity and Losses from Other Investments, net	9,220	2,814	—
Gain on Sale of Other Real Estate Owned	(108)	(475)	(1,841)
Gain on Sale of Fixed Assets	(2)	(38)	(7)
Implementation of SFAS 133	—	(8,561)	—
Reduction of Fair Value of Derivative Instruments	111	6,762	
Net Decrease/(Increase) in Trading Securities	30	4,606	(3,523)
Net Decrease in Forward Sales Securities	—	—	(828)
Net Decrease/(Increase) in Accrued Interest Receivable and Other Assets	3,786	176	(2,796)
Net (Decrease)/Increase in Accrued Expenses and Other Liabilities	(1,505)	3,334	(84)
Other, Net	—	(50)	—
NET CASH PROVIDED BY OPERATING ACTIVITIES	70,103	51,318	44,081
INVESTING ACTIVITIES			
Purchases of Securities Available-for-Sale	(824,456)	(640,206)	(459,303)
Proceeds from Matured/Called Securities Available-for-Sale	651,593	290,765	107,929
Proceeds from Maturities/Prepayments on Securities Held-to-Maturity	—	1,025	275
Proceeds from Sales of Securities-Available-for-Sale	216,350	116,229	201,021
Net Increase in Loans and Leases	(113,960)	(171,463)	(41,451)
Purchases of Equity Interest in Limited Partnerships	(1,770)	(2,795)	(5,406)
Net (Increase)/Decrease in Other Investments	323	142	(237)
Proceeds from Sales of Other Real Estate Owned	508	1,145	9,260
Purchases of Premises and Equipment	(1,488)	(2,254)	(1,603)
Proceeds from Sale of Bank Premises and Equipment	159	246	176
Purchase of Liberty Bank & Trust Net of Cash Acquired	(1,962)	—	—
NET CASH USED IN INVESTING ACTIVITIES	(74,703)	(407,166)	(189,339)
FINANCING ACTIVITIES			
Net Increase in Demand, Interest Bearing Demand and Savings Deposits	113,879	81,477	89,760
Net (Decrease)/Increase in Time Certificates of Deposit	(69,903)	71,881	93,998
Proceeds from Borrowings from the Federal Home Loan Bank	95,000	247,400	—
Repayment of Federal Home Loan Bank	(25,000)	(20,000)	(25,000)
Stock Repurchase Program	(57)	(17,077)	(3,732)
Cash Dividend Paid	(5,569)	(5,369)	(4,387)
Proceeds from Exercise of Stock Options/Sale of Stock	1,005	4,361	2,975
Issuance of Stock Held by Executive Obligation Trust	100	903	830
NET CASH PROVIDED BY FINANCING ACTIVITIES	109,455	363,576	154,444
NET CHANGE IN CASH AND CASH EQUIVALENTS	104,855	7,728	9,186
Cash and Cash Equivalents at Beginning of Year	123,034	115,306	106,120
Cash and Cash Equivalents at End of Year	$ 227,889	$ 123,034	$ 115,306
Supplemental Disclosures of Cash Flow Information Cash Paid/(Received) During the Year For			
Interest	$ 53,136	$ 65,561	$ 73,906
Income Taxes	(8,749)	13,953	25,086
Noncash Investing Activities			
Loans Transferred to Other Real Estate Owned	$ 45	$ 18	$ 673

See Accompanying Notes to Consolidated Financial Statements

Supplemental Disclosure for Acquisition of Liberty Bank & Trust

	For the Year Ended December 31, 2002
	(in thousands)
Assets Acquired:	
Securities Available-for-Sale	$ 6,476
Loans and Leases	21,667
Premises and Equipment	171
Accrued Interest Receivable and Other Assets	495
Goodwill	4,515
Core Deposit Premium Intangible	964
	34,288
Liabilities Assumed:	
Deposits	32,240
Accrued Interest and Other Liabilities	86
	32,326
Cash Paid for Common Stock, net of Cash Acquired	$ 1,962

See Accompanying Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business and Consolidation: The consolidated financial statements of GBC Bancorp and subsidiaries (the "Company") are prepared in conformity with accounting principles generally accepted in the United States of America and general practices within the banking industry ("GAAP"). It is the Company's policy to consolidate all majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. Certain reclassifications have been made to the prior years' consolidated financial statements in order to conform to the current year presentation. The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported operations of the Company for the periods presented. Actual results may differ from those estimates as calculated by the Company. Significant balance sheet items which could be materially affected by such estimates include loans and leases, which are presented net of the allowance for credit losses, the valuation for other real estate owned ("OREO"), the estimated residual value of leveraged leases, the investment in Aircraft Finance Trust ("AFT") and the tax benefits from the real estate investment trust subsidiary.

The consolidated financial statements include the accounts of GBC Bancorp (the "Bancorp") and its wholly owned subsidiaries, GBC Venture Capital, Inc., General Bank, (the "Bank"), a California state chartered bank, and the Bank's wholly owned subsidiaries, GBC Insurance Services, Inc., GBC Investment & Consulting Company, Inc., GBC Real Estate Investments, Inc., GBC Trade Services, Asia Limited and GB Capital Trust II, a real estate investment trust. The Bank also holds 90% of the voting stock of GBC Leasing Company, Inc., which amount is not material.

The Bank, the Company's 100% owned bank subsidiary, conducts the business of a commercial bank serving individuals and small to medium-sized businesses through eighteen branch offices located in the greater Los Angeles, San Diego and Silicon Valley areas of California, a branch office in the state of Washington and two branches in Boston, Massachusetts. The two branches in Boston, Massachusetts were acquired as a result of the acquisition of Liberty Bank and Trust, consummated February 28, 2002. In the third quarter, 2002, the Company announced the closure of its New York loan production office. The Bank's deposit gathering and loan production operations are primarily concentrated in southern California.

Securities Purchased Under Agreements to Resell: The Company invests in securities purchased under agreements to resell ("repurchase agreements") to maximize the yield on liquid assets. The Company obtains collateral for these agreements, which normally consists of single family residential mortgage loans and commercial paper with an agreement to sell back the same collateral. The collateral is normally held in custody of a trustee who is not a party to the transaction. The purchase is overcollateralized to protect against unfavorable market price movements. The duration of these agreements is one business day with a roll-over under continuing contract. The counterparties to these agreements are nationally recognized investment banking firms that meet credit eligibility criteria and with whom a master repurchase agreement has been duly executed.

Securities: The Company classifies its investments in debt and equity securities as held-to-maturity securities, trading securities and available-for-sale securities, as appropriate. Securities held-to-maturity are designated as such when the Company has the positive intent and ability to hold the securities until maturity. Securities held-to-maturity are carried at cost, adjusted for amortization of premiums and accretion of discounts into interest income using a methodology which approximates a level yield. Securities available-for-sale are carried at fair value. Premiums and discounts on securities available-for-sale are amortized/accreted into interest income using a methodology which approximates a level yield. The resulting unrealized gains or losses are recorded net of tax as a component of other comprehensive income. When a decline in value has occurred and is deemed to be other than temporary, such decline is charged to current period expense. Equity securities received by GBC Venture Capital Inc., from venture capital funds in which it invests and from the exercise of warrants are classified as trading securities. They are held principally for the purpose of selling them in the near term and are reported at fair value, with unrealized gains/losses included in income. The specific identification method is used to compute realized gains or losses on security transactions. Dividend and interest income are recognized when earned.

Investment in Federal Home Loan Bank ("FHLB") Stock: As a member of the FHLB system the Bank is required to maintain an investment in the capital stock of the FHLB. This investment is also affected by the outstanding advances under the line of credit the Bank has with the FHLB. The Bank is in compliance with the required investment. As of December 31, 2002 and 2001, the balance of the FHLB investment was $18.0 million and $12.6 million, respectively.

Loans and Related Allowance for Credit Losses: Loans are recorded in the consolidated balance sheets at principal amounts outstanding. Interest on loans is accrued daily as earned. It is generally the Company's policy to place a loan on non-accrual status in the event that the borrower is 90 days or more delinquent or earlier if the timely collection of interest and/or principal appears doubtful. When loans are placed on non-accrual status, the accrual of income is discontinued and previously accrued but unpaid interest is generally reversed against income. The amortization of any deferred loan fees is stopped. Subsequent payments are generally applied to principal or reported as recoveries on amounts previously charged-off. A loan is returned to accrual status only when the borrower has demonstrated the ability to make future payments of principal and interest as scheduled, and the borrower has demonstrated a sustained period of repayment performance in accordance with the contractual terms.

The Company provides for credit losses by a charge to operations based upon the composition of the loan and lease portfolio, past loss experience, current economic conditions, evaluations made

by regulatory authorities, and such other factors that, in management's judgment, deserve recognition in estimating probable credit losses. The provision for credit losses is an amount required to maintain an allowance for credit losses that is adequate to cover probable credit losses related to specifically identified loans as well as probable credit losses inherent in the remainder of the loan and lease portfolio. Management evaluates the loan portfolio, the economic environment, historical loan loss experience, collateral values and assessments of borrowers' ability to repay in determining the amount of the allowance for credit losses. The allowance for credit losses is maintained at an amount management considers adequate to cover estimated losses on loans receivable which are deemed probable and estimable as of December 31, 2002. Such an amount is based on ongoing, quarterly assessments of the probable estimated losses inherent in the loan and lease portfolio, and to a lesser extent, unused commitments to provide financing. The Company's methodology for assessing the appropriateness of the allowance consists primarily of the use of a formula allowance. The allowance for credit losses is based on estimates, and ultimate losses may vary from current estimates. These estimates are reviewed periodically and, as adjustments become necessary, they are reported in earnings in the period in which they become known. Additionally, regulatory examiners may require the Bank to recognize additions to the allowance for credit losses based upon their judgments regarding information available to them at the time of their examination. Charge-offs of loans are debited to the allowance for credit losses. Recoveries on loans previously charged off are credited to the allowance for credit losses.

A loan is considered impaired when it is probable that the Company will be unable to collect all amounts due (i.e., both principal and interest) according to the contractual terms of the loan agreement. The Company reviews all non-homogenous loans individually for impairment. Homogenous pools that the Company does not review individually for impairment include mortgage loans secured by single-family real estate and SBA loans where the Bank's unguaranteed exposure is $500,000 or less. The measurement of impairment may be based on (i) the present value of the expected future cash flows of the impaired loan discounted at the original effective interest rate of the loan, (ii) the observable market price of the impaired loan, or (iii) the fair value of the collateral of a collateral-dependent loan. The amount by which the recorded investment of the loan exceeds the measure of the impaired loan is recognized by recording a valuation allowance with a corresponding charge to the provision for credit losses. Income recognition on impaired loans is similar to that for non-accrual loans but can include the accrual of interest. The accrual of interest is normally followed for those impaired loans which have been restructured with the borrower servicing the debt pursuant to the contractual terms of the restructuring. While a loan is on non-accrual status, some or all of the cash interest payments received may be treated as interest income on a cash basis as long as the remaining book balance of the loan (i.e., after charge-off of identified losses, if any) is deemed to be fully collectible. The Bank's determination as to the ultimate collectibility of the remaining book balance of the loan is supported by a current, well documented credit evaluation of the borrower's financial condition and prospects for repayment, including consideration of the borrower's historical repayment performance and other relevant factors.

Loan Origination Fees: Loan origination fees and commitment fees (offset by certain direct loan origination costs), are deferred and recognized in income over the contractual life of the loan as an adjustment of yield.

Premises and Equipment: Premises and equipment are stated at historical cost less accumulated depreciation or amortization. Depreciation is computed utilizing the straight-line method over the estimated lives of the assets which range from three to 25 years. Amortization of leasehold improvements is computed utilizing the straight-line method over the shorter of the estimated useful life of the assets or the terms of the respective leases. The lease term is defined as the original lease term plus option periods with a maximum of 15 years unless there is a reason to believe that the premises will be vacated prior to the end of the lease term.

Other Real Estate Owned: OREO is comprised of real estate acquired through foreclosure proceedings. These assets are initially recorded at fair value minus selling costs of the related real estate. The fair value of the real estate is based upon an appraisal adjusted for estimated carrying and selling costs. The excess carrying value, if any, over the fair value of the asset upon foreclosure is charged to the allowance for credit losses at the time of acquisition. Any subsequent decline in the fair value of OREO is recognized as a charge to operations and a corresponding increase to the valuation allowance on OREO. Gains and losses from sales and net operating expenses of OREO are included in net other real estate owned expense (income) in the accompanying consolidated statements of income.

Real Estate Held for Investment: The Bank is a limited partner in three different partnerships that invest in low income housing projects that qualify for federal income tax credits. As further discussed in note 8 of the notes to consolidated financial statements, the partnership interests are accounted for based on the percentage ownership and control exerted by the Company over the partnerships. The three partnership investments are accounted for as follows: the cost method, a method which approximates the equity method, and a method resulting in approximately the same treatment as if the investment had been consolidated.

Other Investments: This asset category includes the partnership interests owned by GBC Venture Capital, Inc., all of which are carried under the equity method. Also included in other investments are investments made by the Bank in corporations responsible for lending activities qualifying under, among other things, the Community Reinvestment Act. These investments are accounted for by the cost method or equity method, as appropriate. As of December 31, 2001, other investments included a partnership interest in an aircraft finance trust ("AFT") owned by the Bank and accounted for under the equity method. The balance of the net investment in AFT was written off in the fourth quarter, 2002.

Goodwill and Other Intangible Assets: Goodwill represents the excess of costs over fair value of assets of businesses acquired.

Notes to Consolidated Financial Statements (continued)

The Company adopted the provisions of SFAS No. 142, Goodwill and Other Intangible Assets, as of January 1, 2002. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets.

Prior to the adoption of SFAS No. 142, goodwill was amortized on a straight-line basis over the expected periods to be benefited, and assessed for recoverability by determining whether the amortization of the goodwill balance over its remaining life could be recovered through undiscounted future operating cash flows of the acquired operation. As of December 31, 2002, the net carrying value of the core deposit premium intangible was $819,000. This intangible is being amortized over a 5-year period estimated to be the useful life. The amortization expense for 2002, 2003, 2004, 2005, 2006 and 2007 is $145,000, $193,000, $193,000, $193,000, $193,000 and $47,000, respectively, subject to impairment review. As of December 31, 2001, there were no intangible assets. Goodwill of $4,515,000 and the core deposit premium intangible, both of which are included in accrued interest receivable and other assets, resulted from the acquisition of Liberty Bank and Trust on February 28, 2002. (See also Note 22, following.)

Foreign Currency Translation: Assets and liabilities of the foreign office in Taipei are translated to U. S. dollars at current exchange rates. Income and expense amounts are translated based on the average current exchange rates in effect during the month in which the transactions are recorded. These translation adjustments are included in accumulated other comprehensive income of the accompanying consolidated balance sheets.

Earnings (Loss) Per Share: Basic earnings per share is determined by dividing net income/(loss) by the weighted average number of shares of common stock outstanding, while diluted earnings (loss) per share is determined by dividing net income by the weighted average number of shares of common stock outstanding adjusted for the dilutive effect of common stock equivalents. In the case of a loss from operations, no common stock equivalents are included in the computation of the diluted loss per share.

Stock Option Plans: On January 1, 1996, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123, *Accounting for Stock-Based Compensation*, which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees, and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

The Company applies APB Opinion No. 25 in accounting for its stock option plans and, accordingly, no compensation cost has been recognized for the fair value of the options granted in the consolidated financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net (loss) / income and (loss) / earnings per share ("EPS") would have been changed to the pro forma amounts indicated below:

	2002	2001	2000
	(in thousands, except per share data)		
Net (Loss) Income as Reported	$(5,790)	$32,602	$38,476
Stock-based Employee Compensation Expense Included in Reported Net Income, Net of Related Tax Effects	971	817	473
Pro Forma Net (Loss)/Income	$(6,761)	$31,785	$38,003
EPS as Reported—Basic	$ (0.50)	$ 2.79	$ 3.33
EPS as Reported—Diluted	$ (0.50)	$ 2.78	$ 3.26
Pro Forma EPS—Basic	$ (0.58)	$ 2.72	$ 3.29
Pro Forma EPS—Diluted	$ (0.58)	$ 2.71	$ 3.22

The Black-Scholes model was utilized for purposes of the option pricing. The volatility of 39.3%, 36.7% and 34.3%, for the options granted in 2002, 2001 and 2000, respectively, was based on historical weekly closing prices and historical annual dividend rates. The expected life of the options ranged from 1 month to 10 years. The dividend yield was 2.48%, 1.63% and 1.02% for 2002, 2001 and 2000, respectively. The risk-free interest rate which is based on the treasury bill/note rate, was 1.7%, 2.8% and 5.2% for options granted during 2002, 2001 and 2000, respectively. The weighted average fair value at date of grant for options granted during 2002, 2001 and 2000 was $5.89, $4.89 and $4.25, respectively.

Pro forma net (loss)/income does not reflect options granted under the contingent stock option plan as the options will become exercisable only upon the occurrence of certain triggering events, the dates of which cannot be determined.

Income Taxes: The Company files a consolidated federal income tax return with its subsidiaries, a combined California franchise tax return, New York State and City tax returns and Excise tax returns for the state of Massachusetts.

For the tax year 2002, the Bank intends to file a separate return with the California Franchise Board for its real estate investment trust subsidiary (the "REIT"). For the year 2001, the Bank filed a separate return with the California Franchise Board for the REIT.

The Company records income taxes under the asset and liability method. Income tax expense is derived by establishing deferred tax assets and liabilities as of the reporting date for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be

recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company's evaluation of the realizability of deferred tax assets includes consideration of the amount and timing of future reversals of existing temporary differences, as well as available taxable income in carry back years and projections of future income. Tax benefits associated with the exercise of non-qualified stock options are credited to stockholders' equity.

Consolidated Statements of Cash Flows: Cash and cash equivalents consist of cash and due from banks, federal funds sold and securities purchased under agreements to resell with original maturities of three months or less.

Derivatives: On January 1, 2001, the Company adopted the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended. This standard obligates the Company to record all derivatives at fair value on the balance sheet, and permits the Company to designate derivative instruments as being used to hedge changes in fair value or changes in cash flows. Changes in the fair value of derivatives that offset changes in cash flows of hedged items are recorded initially in other comprehensive income. Amounts recorded in other comprehensive income are subsequently reclassified into earnings during the same period in which the hedged items affects earnings. If a derivative qualifies as a fair value hedge, then changes in fair value of the hedging derivative are recorded in earnings and are offset by changes in fair value attributable to the hedged risk of the hedged item. Any portion of the changes in the fair value of derivatives designated as hedge that is deemed ineffective is recorded in earnings along with changes in the fair value of derivatives with no hedge designation.

Upon the implementation of SFAS No. 133, a transition adjustment of $8,561,000 was recorded. The transition adjustment is presented net of tax in the amount of $4,962,000 as a cumulative effect of a change in accounting principle in the Company's consolidated statements of operations.

As of December 31, 2002, no hedge designation was specified for the outstanding derivatives. The Company has received rights to acquire stock in the form of warrants as an adjunct to its high technology banking relationships. Most of these warrants contain cashless exercise provisions thereby qualifying them as derivatives under SFAS No. 133. The warrants that qualify as derivatives are carried at fair value and are included in other assets on the consolidated balance sheets with the change in fair value included in current period earnings. The Black-Scholes model is utilized for purposes of the computation of fair value.

Segment Information and Disclosures: GAAP establishes standards to report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim reports to stockholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. The Company has concluded it has one segment.

Recent Accounting Developments: In June 2001, FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The Company also records a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company is required to adopt SFAS No. 143 on January 1, 2003. The adoption of SFAS No. 143 is not expected to have a material effect on the Company's financial statements.

In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 145 amends existing guidance on reporting gains and losses on the extinguishment of debt to prohibit the classification of the gain or loss as extraordinary, as the use of such extinguishments have become part of the risk management strategy of many companies. SFAS No. 145 also amends SFAS No. 13 to require sale-leaseback accounting for certain lease modifications that have economic effects similar to sale-leaseback transactions. The provisions of the Statement related to the rescission of Statement No. 4 is applied in fiscal years beginning after May 15, 2002. Earlier application of these provisions is encouraged. The provisions of the Statement related to Statement No. 13 were effective for transactions occurring after May 15, 2002, with early application encouraged. The adoption of SFAS No. 145 is not expected to have a material effect on the Company's financial statements.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The adoption of SFAS No. 146 is not expected to have a material effect on the Company's financial statements.

In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and are not expected to have a material effect on the Company's financial statements. The disclosure requirements are effective for

financial statements of interim and annual periods ending after December 15, 2002.

In December 2002, the FASB issued SFAS No. 148, Accounting for *Stock-Based Compensation—Transition and Disclosure, an* amendment of FASB Statement No. 123. This Statement amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002, and are included in the notes to these consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51. This Interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. The Interpretation applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. For public enterprises, such as the Company, with a variable interest in a variable interest entity created before February 1, 2003, the Interpretation applies to that enterprise no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003. The application of this Interpretation is not expected to have a material effect on the Company's financial statements. The Interpretation requires certain disclosures in financial statements issued after January 31, 2003, if it is reasonably possible that the Company will consolidate or disclose information about variable interest entities when the *Interpretation becomes effective.*

NOTE 2—CASH AND DUE FROM BANKS

The Company is required to maintain cash on hand and on deposit to meet reserve requirements established by the Federal Reserve Bank. Average reserve requirements were $0.4 million and $0.3 million during 2002 and 2001, respectively.

NOTE 3—SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL

As of December 31, 2002 and 2001, securities purchased under agreements to resell were collateralized by single family residential loans and commercial paper all of which constituted overnight lending. The collateral is held in custody of a trustee who is not a party to the transaction. The following table indicates information relating to securities purchased under agreements to resell all of which were overnight maturities:

	2002	2001
	(dollars in thousands)	
Amount Outstanding, as of December 31	$120,000	$75,000
Maximum Month End Amount Outstanding	120,000	90,000
Average Outstanding for the Year	75,192	53,967
Weighter Average Rate of Interest	1.76%	3.99%
Weighted Average Rate of Interest, as of December 31	1.42%	1.97%

NOTE 4—SECURITIES

The amortized cost, gross unrealized gains, gross unrealized losses and fair value of securities as of December 31, 2002 and 2001, were as follows:

December 31, 2002	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(in thousands)		
Securities Available-for-Sale				
State and Municipal Securities	$ 2,221	$ 52	$ —	$ 2,273
U. S. Treasuries	1,066	52	—	1,118
U.S. Government Agencies	61,964	3,606	—	65,570
Mortgage Backed Securities	493,815	11,826	57	505,584
Commercial Mortgage Backed Securities	103,837	4,928	—	108,765
Corporate Notes	40,468	653	—	41,121
Collateralized Mortgage Obligations	309,835	3,525	64	313,296
Asset Backed Securities	19,374	576	—	19,950
FHLB Stock	18,020	—	—	18,020
Total	$1,050,600	$25,218	$ 121	$1,075,697
Trading Account Securities				
Equity Issues	$ —	$ —	$ —	$ 1
Total	$ —	$ —	$ —	$ 1

December 31, 2001	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(in thousands)		
Securities Available-for-Sale				
U.S. Government Agencies	$ 100,877	$ 1,614	$ 237	$ 102,254
Mortgage Backed Securities	302,827	2,212	1,963	303,076
Commercial Mortgage Backed Securities	166,332	4,879	848	170,363
Corporate Notes	87,530	4,446	—	91,976
Collateralized Mortgage Obligations	308,299	6,176	697	313,778
Asset Backed Securities	102,334	2,588	—	104,922
FHLB Stock	12,620	—	—	12,620
Total	$1,080,819	$21,915	$3,745	$1,098,989
Trading Account Securities				
Equity Issues	$ —	$ —	$ —	$ 31
Total	$ —	$ —	$ —	$ 31

As of December 31, 2002 and 2001, the yield on collateralized mortgage obligations available-for-sale was 5.90% and 6.29%, respectively.

As of December 31, 2002 and 2001, the yield on the asset backed securities available-for-sale was 8.27% and 6.81%, respectively.

Trading account revenue is income earned on securities classified as trading account securities. GBC Venture Capital, Inc. ("Venture Capital") receives equity securities which it holds as trading securities from two sources: a distribution from venture capital funds in which it invests and the exercise of warrants acquired through the lending operations of General Bank, its affiliate. The mark to market and disposition of these securities results in trading account revenue. For the years ended December 31, 2002, 2001 and 2000, the change in net unrealized holding gains/(losses) that is included in trading account revenue is $12,000, $(4,605,000) and $3,435,000, respectively.

The following table discloses proceeds received and gross gains/(losses) recognized from the sale of available-for-sale securities for the years as indicated:

	2002			2001			2000		
Security Classification	Proceeds	Gain	(Loss)	Proceeds	Gain	(Loss)	Proceeds	Gain	(Loss)
				(in thousands)					
Available-for-Sale	$216,350	$10,127	$—	$116,229	$6,844	$(131)	$201,021	$55	$(10,396)

The amortized cost and fair value of securities as of December 31, 2002, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. (The Federal Home Loan Bank stock is included in the due in one year or less category.)

	Securities Available-for-Sale	
	Amortized Cost	Fair Value
	(in thousands)	
Due in One Year or Less	$ 40,058	$ 40,295
Due After One Year Through Five Years	80,772	84,845
Due After Five Years Through Ten Years	73,592	75,545
Due After Ten Years	856,178	875,012
Total	$1,050,600	$1,075,697

The following table summarizes the aggregate amortized cost and fair value of securities of any one issuer which exceeds ten percent of stockholders' equity as of December 31, 2002. Securities issued by the U.S. government are not included:

Issuer	Book Value	Fair Value
	(in thousands)	
Credit Suisse First Boston	$19,674	$20,733
Lehman Brothers Inc.	29,980	30,169
Merrill Lynch Mortgage Investors Inc.	21,603	22,492
Total	$71,257	$73,394

The above includes corporate notes. The rating for corporate notes is single-A.

As of December 31, 2002 and 2001, the fair value of securities from the available-for-sale portfolio were pledged for purposes as indicated in the following table:

	December 31,	
	2002	2001
	(in millions)	
Borrowings from Federal Reserve Bank	$ 32.0	$ 16.0
Public Time Deposits	—	154.3
Borrowings from the Federal Home Loan Bank	336.7	241.7
Other Purposes	10.9	10.6
Total	$379.6	$422.6

NOTE 5—LOANS AND LEASES AND ALLOWANCE FOR CREDIT LOSSES

The composition of the Company's loan portfolio and leveraged leases as of December 31, 2002 and 2001, was as follows:

	2002	2001
	(in thousands)	
Commercial	$ 386,083	$ 495,681
Real Estate—Construction	301,376	234,860
Real Estate—Conventional	471,454	364,567
Installment	174	101
Other Loans	30,399	20,345
Leveraged Leases	9,142	17,335
Total	$1,198,628	$1,132,889
Less: Allowance for Credit Losses	(25,534)	(23,656)
Deferred Loan Fees	(6,595)	(7,600)
Loan and Leases, Net	$1,166,499	$1,101,633

Residential construction loans are collateralized primarily by single family residences, condominiums, townhouses and multi-family buildings; non-residential construction loans are primarily collateralized by properties intended for office use. Conventional real estate loans are collateralized primarily by single family residences, multi-family residences, commercial and industrial buildings, motels and hotels and land.

In the ordinary course of business, the Bank has granted loans to certain executive officers and directors and the companies with which they are associated. In the opinion of management, the loans were made on substantially the same terms, including interest rates and collateral requirements, as those prevailing at the time of origination for comparable transactions with other customers and did not involve more than the normal risk of collectibility or present other unfavorable features. The following provides information regarding the aggregate indebtedness of related parties:

	December 31,		
	2002	2001	2000
	(in thousands)		
Balance at Beginning of Year	$ 1,230	$ 1,518	$ 3,207
New Loans and Advances	2,649	1,274	1,082
Repayments	(1,326)	(1,562)	(2,771)
Balance at End of Year	$ 2,553	$ 1,230	$ 1,518

The related parties indebtedness for the above three-year presentation has been adjusted to take into account an employee becoming an executive officer in 2001. The related indebtedness was originated in 1998.

As of December 31, 2002, leveraged leases is comprised of one aircraft leveraged lease. In December 1996, the Company purchased a leveraged lease on a Boeing 737 with a fair value of $24.2 million and a remaining estimated economic life of 30 years. The lease term is through the year 2012. The Company's original equity investment was $5.2 million. As of December 31, 2002, the carrying value was $9.1 million. As of December 31, 2002, the aircraft is subject to $12.9 million of third-party financing in the form of long-term debt that provides for no recourse against the Company and is secured by a first lien on the aircraft. The residual value at the end of the lease term is estimated to be $7.6 million, as of December 31, 2002, unchanged from prior years. The residual value is supported by an independent appraisal reported on January 2, 2003.

In the fourth quarter of 2002, the Company recorded the write-off of its ownership interest in a leveraged lease of a Boeing 737 aircraft leased by United Airlines. The book value of this leveraged lease at the time of write-off was $8.2 million. $7,766,000 was charged to the allowance for credit losses and $456,000, representing the direct costs of the lease acquisition in 1997, was charged to non-interest expense.

For federal income tax purposes, the Company has the benefit of tax deductions for depreciation on the entire leased asset and for interest paid on the long-term debt. Deferred taxes are provided to reflect the temporary differences associated with the leveraged leases.

The Company's net investment in leveraged leases is composed of the following elements:

	December 31,	
	2002	2001
	(in thousands)	
Rentals Receivable (Net of Principal and Interest on the Nonrecourse Debt)	$ 5,813	$ 10,937
Direct Cost	409	940
Estimated Residual Value of Leased Assets	7,600	13,700
Less: Unearned and Deferred Income	(4,680)	(8,242)
Investment in Leveraged Leases	9,142	17,335
Less: Deferred Taxes Arising from Leveraged Leases	(11,820)	(14,352)
Net Investment in Leveraged Leases	$ (2,678)	$ 2,983

The deferred taxes indicated in the above table includes the United Airlines lease. Because of the write-off of the ownership interest in the United Airlines lease as discussed above, there results a negative investment in leveraged leases, as of December 31, 2002.

During 2002, pre-tax interest income recognized for leveraged leases was $391,000, all of which related to the two aircraft leases discussed above. Pre-tax income recognized for leveraged leases during 2001 and 2000 was $558,000 and $672,000, respectively.

As of December 31, 2002 and 2001, approximately $54.5 million and $73.2 million of real estate loans were pledged to the Federal Home Loan Bank for the outstanding advances under the line of credit and outstanding letters of credit.

A summary of activity in the allowance for credit losses is as follows:

	2002	2001	2000
		(in thousands)	
Balance at Beginning of Year	$ 23,656	$ 19,426	$19,808
Provision for Credit Losses	76,364	20,100	1,200
Charge-offs	(74,447)	(17,327)	(4,390)
Recoveries	364	1,457	2,808
Reclass of Off-Balance Sheet Credit Exposure	(403)	—	—
Balance at End of Year	$ 25,534	$ 23,656	$19,426

The following table provides information with respect to the Company's past due loans, non-accrual loans and restructured loans, as of the dates indicated:

	December, 31		
	2002	2001	2000
		(in thousands)	
Loan 90 Days or More Past Due and Still Accruing	$ 900	$ 1,730	$ 2,217
Non-accrual Loans	24,770	24,940	14,823
Restructured Loans	666	1,706	4,978
Total Past Due, Non-accrual and Restructured Loans	$26,336	$28,376	$22,018

The effect of non-accrual loans outstanding as of year-end on interest income for the years 2002, 2001 and 2000 is presented below:

	2002	2001	2000
		(in thousands)	
Contractual Interest Due	$ 2,026	$ 3,329	$ 2,043
Interest Recognized	(1,340)	(2,085)	(1,606)
Net Interest Foregone	$ 686	$ 1,244	$ 437

Contractual interest due is based on original loan amounts. Any partial charge-offs are not considered in the determination of contractual interest due.

The effect of restructured loans outstanding as of year-end on interest income for the years ended December 31, 2002, 2001 and 2000 is presented below:

	2002	2001	2000
		(in thousands)	
Contractual Interest Due	$ 69	$ 218	$ 968
Interest Recognized	(99)	(199)	(684)
Net Interest (Earned)/Foregone	$(30)	$ 19	$ 284

There were no commitments to lend additional funds to the borrower associated with the restructured loans as of December 31, 2002.

Notes to Consolidated Financial Statements (continued)

The following table discloses pertinent information as it relates to the Company's impaired loans as of and for the years indicated:

	As of and for the Year Ended December 31,		
	2002	2001	2000
	(in thousands)		
Recorded Investment with Related Allowance	$16,922	$28,734	$ 9,598
Recorded Investment with no Related Allowance	—	273	3,778
Total Recorded Investment	16,922	29,007	13,376
Allowance on Impaired Loans	(3,702)	(5,224)	(2,626)
Net Recorded Investment in Impaired Loans	$13,220	$23,783	$10,750
Average Total Recorded Investment in Impaired Loans	$24,584	$23,516	$20,431
Interest Income Recognized	$ 57	$ 239	$ 1,222

Of the amount of interest income recognized in 2002, 2001 and 2000, no interest was recognized under the cash basis method.

As of December 31, 2002 and 2001, the Bank was servicing approximately $0.7 million and $1.3 million of residential loan mortgages, respectively, on behalf of third party investors.

NOTE 6—PREMISES AND EQUIPMENT

A summary of premises and equipment is as follows:

	December 31,	
	2002	2001
	(in thousands)	
Land	$ 1,246	$ 1,246
Bank Premises	1,504	1,504
Leasehold Improvements	2,926	2,555
Furniture, Fixtures and Equipment	12,047	10,936
	17,723	16,241
Less: Accumulated Depreciation and Amortization	(11,437)	(9,859)
Total	$ 6,286	$ 6,382

The range of estimated depreciable lives is twenty-five years for bank premises, five to fifteen years for leasehold improvements and three to five years for furniture, fixtures and equipment. Depreciation expense for the years ended December 31, 2002, 2001 and 2000 amounted to $1,598,000, $1,242,000 and $1,291,000, respectively.

The Company conducts a portion of its operations in leased facilities under non-cancelable operating leases expiring at various dates through 2010. The following summarizes the Company's future minimum lease commitments as of December 31, 2002:

Year	
	(in thousands)
2003	$ 2,808
2004	2,982
2005	2,409
2006	2,160
2007	1,958
Thereafter	1,866
	$14,183

Net rental expense included in occupancy expense was $2,994,000, $2,625,000 and $2,416,000, for the years ended December 31, 2002, 2001 and 2000, respectively.

NOTE 7—OTHER REAL ESTATE OWNED

As of December 31, 2002, there was no other real estate owned on the books of the Company. As of December 31, 2001, other real estate owned ("OREO") consisted of one property representing a retail facility with a net carrying value of $0.4 million located in the Los Angeles area.

A summary of activity in the valuation allowance is as follows for the years indicated:

	2002	2001	2000
	(in thousands)		
Balance at Beginning of year	$ 420	$ 891	$ 3,015
Provision Charged to Operations	—	—	389
Dispositions	(420)	(471)	(2,513)
Balance at End of Year	0	420	$ 891

For the years ended December 31, 2002, 2001 and 2000, net other real estate owned (income) was comprised of the following:

	2002	2001	2000
	(in thousands)		
Net Gain on Sale of Other Real Estate Owned	$(108)	$(475)	$(1,841)
Provision for Losses on Other Real Estate Owned	—	—	389
Net Operating Expenses	(23)	78	143
Net Other Real Estate Owned (Income) Expense	$(131)	$(397)	$(1,309)

NOTE 8—REAL ESTATE HELD FOR INVESTMENT

Real estate held for investment ("REI") at December 31, 2002 and 2001 was comprised of investments in low income housing projects.

As of December 31, 2002, the Company owned interests in two limited partnerships, for which it is reasonably possible that the

limited partnerships may be construed to be variable interest entities subject to consolidation under Interpretation No. 46. Both of these investments were formed for the purpose of investing in low-income housing projects, which qualify for federal low-income housing tax credits and/or California tax credits. At December 31, 2002, the carrying amount of those investments in real estate was $1.5 million. As of December 31, 2002, the Company had fully satisfied all capital commitments required under the respective limited partnership agreements. The Company is not liable for the debts, liabilities, contracts, or any other obligation of these limited partnerships under the terms of the respective limited partnership agreements. The Company has not completed its analysis to determine the impact to the Company of adopting Interpretation No. 46, which for the Company will be in the third quarter of 2003. However, the Company expects that the adoption will not have a material impact on the Company's results of operations or financial position. The following table identifies the pertinent details of the three projects as of December 31, 2002 and 2001:

			December 31,	
Project Name	% Ownership	Date Acquired	2002 Amount	2001 Amount
		(dollars in thousands)		
Liberty	7.1%	Mar-90	$ —	$ —
Greenview	99.0%	Sep-92	1,400	1,961
Las Brisas	49.5%	Dec-93	84	168
Total			$1,484	$2,129

The method of accounting for the Greenview investment approximates the results if the investment were consolidated. A $1.4 million first deed of trust on the Greenview property is included in accrued expenses and other liabilities on the Company's consolidated balance sheet. As of December 31, 2002, the cost basis of the project has been fully amortized to coincide with the period of the tax credits. The cost method is used for the investment in Liberty, with the investment being amortized over the remaining period that tax credits will be received. As of December 31, 2001, the Liberty project was fully amortized with a net carrying value of zero. A method approximating the equity method is used for the Las Brisas investment.

Expenses incurred for REI, consisting entirely of the amortization of the investment balances, and included in other expense, were $645,000, $1,697,000 and $1,697,000, for the years ended 2002, 2001 and 2000, respectively.

NOTE 9—OTHER INVESTMENTS

As of December 31, 2002 and 2001, other investments totaled $7.5 million and $11.5 million, respectively. Included in the balance as of December 31, 2002 and 2001 are investments in various venture capital funds which in turn invest in technology companies, amounting to $7.0 million and $8.7 million, respectively. There is no significant contribution or interest in any one fund. Also included in other investments was a 10% equity interest in an aircraft finance trust ("AFT"). In December 2002, management concluded, based primarily on the United Airlines bankruptcy, that the equity interest in AFT was impaired. Accordingly, the then carrying value of the investment was written off to non-interest income in the amount of $2.7 million. As of December 31, 2001 the 10% equity interest in AFT totaled $2.3 million net of a valuation reserve of $3.8 million. The valuation reserve represented 10% of the other comprehensive loss for AFT, which was primarily the result of the implementation of SFAS No. 133.

The equity accounting for the venture capital funds includes the operating results of the fund, together with the unrealized losses on the portfolio of a fund when such unrealized losses are below the cost basis of the fund's investment. No unrealized gains of an individual fund's portfolio are recorded.

Finally, included in the category of other investments are investments made by the Bank in corporations responsible for lending activities qualifying under, among other things, the Community Reinvestment Act, totaling $0.5 million as of December 31, 2001 and 2000. Such investments are accounted for by the cost method or equity method, as appropriate.

NOTE 10—DEPOSITS

The Bank obtains deposits primarily through a network of 18 full service branches located in the state of California, primarily, southern California, one full service branch in the state of Washington and two branches in Boston, Massachusetts. The Boston branches were acquired as a result of the acquisition by the Bank of Liberty Bank and Trust consummated in the first quarter of 2002. (Reference also note 22, "Other Matters", following.) Deposits obtained by the Bank are insured by the Bank Insurance Fund of the Federal Deposit Insurance Corporation up to a maximum of $100,000 for each depositor.

The following table sets forth the average amount, the ratio to total average deposits and the average rate paid on each of the following deposit categories for the year ended December 31, 2002, 2001 and 2000:

	2002			2001			2000		
	Average Amount	Ratio	Weighted Average Rate	Average Amount	Ratio	Weighted Average Rate	Average Amount	Ratio	Weighted Average Rate
				(dollars in thousands)					
Deposits									
Noninterest-Bearing Demand Deposits	$ 227,065	11.92%	—%	$ 195,929	11.45%	—%	$ 190,863	11.67%	—%
Interest-Bearing Demand Deposits	538,704	28.29	1.43	367,412	21.48	2.00	395,362	24.18	3.53
Saving Deposits	94,552	4.96	1.12	70,897	4.14	1.31	74,324	4.55	2.46
Time Deposits	1,044,182	54.83	2.63	1,076,578	62.93	4.58	974,346	59.60	5.45
Total	$1,904,503	100.00%	2.16%	$1,710,816	100.00%	3.80%	$1,634,895	100.00%	4.77%

The aggregate dollar amount of time deposits in denominations of $100,000 or more at December 31, 2002 and 2001 was $879.5 million and $920.6 million, respectively.

As of December 31, 2002, the Bank had brokered deposits of $3.9 million, with various maturities, with the last maturity in May 2004. It is not the intent of the Bank to accept brokered deposits in the future.

During 2002 and 2001, the Bank accepted deposits from the State of California. As of December 31, 2002, the deposits had not been renewed. As of December 31, 2001 these deposits totaled $140.0 million. The Company believes that the majority of its deposit customers have strong ties to the Bank. Although the Company has a significant amount of time certificates of deposit of $100,000 or more having maturities of one year or less, the depositors have generally renewed their deposits in the past at their maturity. Accordingly, the Company believes its deposit source to be stable.

Deposits outstanding as of December 31, 2002, mature as follows:

	Amount
	(in thousands)
Immediately Withdrawable	$ 882,706
Year Ending December 31:	
2003	926,386
2004	93,464
2005	1,461
2006	26
2007	—
2008	100
Total Deposits	$1,904,143

NOTE 11—OTHER BORROWINGS

As of December 31, 2002 and 2001, the Bank had obtained advances from the Federal Home Loan Bank of San Francisco (the "FHLB") totaling $322.4 million and $252.4 million, respectively. The following relates to these advances as of December 31, 2002 and 2001:

	2002		2001	
Maturity	Amount	Weighted Average Interest Rate	Amount	Weighted Average Interest Rate
	(dollars in thousands)			
Within 90 days	$ 25,000	4.87%	$ —	—
91 days to 365 days	170,400	3.78%	25,000	4.93%
> 1-2 years	127,000	4.18%	195,400	3.92%
> 2-3 years	—	—	32,000	5.07%
	$322,400	4.02%	$252,400	4.16%

The advances from the FHLB as of December 31, 2002 and 2001 were collateralized by securities available-for-sale and real estate mortgage loans as well as the required investment in he stock of the FHLB. The approximate carrying value of the securities and loans as of December 31, 2002 and 2001, was $391.2 million and $314.8 million, respectively. The carrying value of the FHLB stock was $18.0 million and $12.6 million, as of December 31, 2002 and 2001, respectively. In addition to collateralizing the advances, the above mentioned securities and loans also collateralized outstanding letters of credit.

The Bank has an available line of credit up to 25% of its assets subject to appropriate collateral. As of December 31, 2002, based on current securities and loans pledged, the Company had $27.2 million of unused line of credit available with the FHLB.

On July 30, 1997, the Company issued, through a public offering, $40 million of 8.375% subordinated notes due August 1, 2007. Proceeds of $38.7 million, net of underwriting discount of $1.3 million, were received by the Company. The discount is amortized over the 10 years life of the subordinated notes. The notes were not redeemable prior to August 1, 2002. Thereafter, the notes are redeemable, in whole or in part, at the option of the Company at

decreasing redemption prices plus accrued interest to the date of redemption. The notes have no sinking fund. The indenture (the "Indenture") under which the notes are issued does not limit the ability of the Company or its subsidiaries to incur additional indebtedness. The Indenture provides that the Company cannot pay cash dividends or make any other distribution on, or purchase, redeem or acquire its capital stock, except that the Company may (1) declare and pay a dividend in capital stock of the Company and (2) declare and pay dividends, purchase, redeem or otherwise acquire for value its capital stock or make other distributions in cash or property other than capital stock of the Company if the amount of such dividend, purchase or distribution, together with the amount of all previous such dividends, purchases, redemptions and distributions of capital stock after December 31, 1996, would not exceed in the aggregate the sum of (a) $38 million, plus (b) 100% of the Company's consolidated net income (or minus 100% of the Company's consolidated net loss, as the case may be), based upon audited consolidated financial statements, plus (c) 100% of the net proceeds received by the Company on account of any capital stock issued by the Company (other than to a subsidiary of the Company) after December 31, 1996. As of December 31, 2002 and 2001, in the opinion of management, the Company was in compliance with all the terms, conditions and provisions of the Indenture.

NOTE 12—INCOME TAXES

Income tax (benefit) expense in the accompanying consolidated statements of income is comprised of the following:

	Year Ended December 31,		
	2002	2001	2000
	(in thousands)		
Current Taxes			
Federal	$(3,729)	$ 7,542	$12,974
State	(350)	1,096	5,167
Total	(4,079)	8,638	18,141
Deferred Taxes			
Federal	(563)	1,256	3,233
State	(1,375)	(245)	1,326
Total	$(1,938)	$ 1,011	$ 4,559
Taxes Credited to Stockholders' Equity for Exercise of Stock Options	140	4,901	960
Total Provision for Income Taxes per Consolidated Statements of Income	$(5,877)	$14,550	$23,660
Deferred Taxes Charged/(Credited) to Shareholders' Equity Related to Available-for-Sale Securities	$(2,731)	$ 1,129	$13,187

Tabulated below are the significant components of the net deferred tax asset (liability) as of December 31, 2002 and 2001:

	Year Ended December 31,	
	2002	2001
	(in thousands)	
Components of the Deferred Tax Asset		
Deferred Compensation	$ 1,449	$ 1,538
Provision for Credit Losses	10,970	9,485
California Franchise Taxes	149	810
Allowance for Other Real Estate Owned	—	177
Other	3,077	1,725
Deferred Tax Asset	15,645	13,735
Components of the Deferred Tax Liability		
Discount Accretion	$ (1,481)	$ (1,479)
Leveraged Leases	(11,820)	(14,352)
Low Income Housing	(9,011)	(6,463)
Unrealized Net Gain on Securities	(8,784)	(6,053)
Other	(710)	(756)
Deferred Tax Liability	(31,806)	(29,103)
Net Deferred Tax (Liability) Asset	$(16,161)	$(15,368)

The Company believes that all deferred tax assets will ultimately be realized. In evaluating the reliability of its deferred tax assets, management has considered income from future operations, the turnaround of deferred tax liabilities and current and prior years' taxes paid.

A reconciliation of the statutory federal corporate income tax rate to the effective income tax rate on consolidated income before income tax expense follows:

	Percent of Pre-tax Earnings Year Ended December 31,		
	2002	2001	2000
Statutory Federal Corporate Income Tax Rate	35.0%	35.0%	35.0%
State Tax, Net of Federal Income Tax Effect	9.4%	2.8%	6.8%
Increase (Decrease) Resulting from:			
Low Income Housing Tax Credit	4.2%	–2.8%	–2.9%
Other, net	1.8%	–0.5%	–0.8%
	50.4%	34.5%	38.1%

The Company had a current income tax (payable) receivable of $(1,398,000) and $3,272,000 as of December 31, 2002 and 2001, respectively.

The federal income tax return as filed for the year 1998 is currently being examined by the Internal Revenue Service. The Company does not anticipate any adjustment to the liability as filed.

Notes to Consolidated Financial Statements (continued)

NOTE 13—EARNINGS PER SHARE

The following is the reconciliation of the numerators and denominators of the basic and diluted (loss)/earnings per share computations for the years as indicated:

	For the Year Ended 2002			For the Year Ended 2001			For the Year Ended 2000		
	(loss) (Numerator)	Shares (Denominator)	Per Share Amount	Income (Numerator)	Shares (Denominator)	Per Share Amount	Income (Numerator)	Shares (Denominator)	Per Share Amount
	(dollars in thousands, except per share amount)								
(Loss)/Income before Cumulative Effect of a Change in Accounting Principle	$(5,790)			$27,640			$38,476		
Basic EPS									
(Loss)/Income before Cumulative Effect of a Change in Accounting Principle Available to Common Stockholders	$(5,790)	11,610,000	$(0.50)	$27,640	11,673,000	$ 2.37	$38,476	11,554,000	$ 3.33
Effect of Dilutive Securities									
Options—Common Stock Equivalents		0	0.00		75,000	(0.01)		259,000	(0.07)
Diluted EPS									
(Loss)/Income Before Cumulative Effect of a Change in Accounting Principle Available to Common Stockholders	$(5,790)	11,610,000	$(0.50)	$27,640	11,748,000	$ 2.36	$38,476	11,813,000	$ 3.26

As of December 31, 2002, 2001 and 2000, the number of shares of anti-dilutive options were 1,552,700, 1,103,200 and 0, respectively.

NOTE 14—PENDING LITIGATION

Legal Action

In the normal course of business, the Company is subject to pending and threatened legal actions. After reviewing pending actions with counsel, management believes that the outcome of such actions will not have a material adverse effect on the financial condition or the results of operations of the Company.

NOTE 15—EMPLOYEE BENEFIT PLANS

The Company adopted the 1999 Employee Stock Incentive Plan (the "Plan") as of April 22, 1999.

The purpose of this plan, is to enable the Company and its subsidiaries to attract, retain and motivate their employees, non-employee directors and consultants by providing for or increasing the proprietary interests of such employees, non-employee directors and consultants in the Company, and, thereby, further align their interests with those of the shareholders of the Company.

On January 26, 2000, the Company filed a Registration Statement on Form S-8 with the Securities and Exchange Commission (the "Commission") to register 2,484,120 shares (the "Shares") of the Registrant's Common Stock for issuance pursuant to the Registrant's 1999 Employee Stock Incentive Plan (the "Plan"), and such indeterminate number of shares as may become available under the Plan as a result of the adjustment provisions thereof. The Shares include (i) 1,000,000 shares, including any shares issuable pursuant to that certain Employment Agreement dated as of January 1, 1998, between the Registrant and Li-Pei Wu ("Mr. Wu"), as amended, (ii) 343,020 shares available for future awards under the Registrant's Amended and Restated 1988 Stock Option Plan (the

"Prior Plan") and (iii) up to 1,141,100 shares subject to awards outstanding under the Prior Plan and which subsequently may be forfeited, canceled, or expired without delivery of shares.

As of December 31, 2002, there were options outstanding that included three different vestings as described below:

a) Options become vested over a four year period and include five vestings. If an option expires without having been exercised, usually two years from date of vesting, the unexercised shares are again available for future grants.

b) Options become vested on the one year anniversary date of the grant and are exercisable over a ten year period from date of grant. Options with this vesting schedule are granted to non-employee directors.

c) Options become vested over a four year period and include five vestings. All options expire on the sixth anniversary from date of grant.

As of December 31, 2002, authorized stock option shares were 3,640,000. As of December 31, 2002, options available for future grant were 59,493.

A summary of stock option activity and related option prices for 2002, 2001 and 2000 follows:

	Number of Shares	Weighted Average Option Price	Range of Option Price Per Share
Balance at January 1, 2000	1,198,600	$17.85	$ 6.59–$31.75
Granted	161,500	$19.32	$18.88–$19.44
Exercised	(161,250)	$18.45	$ 6.75–$31.75
Forfeited	(10,600)	$21.29	$14.25–$27.13
Expired	(45,000)	$27.01	$14.25–$29.25
Balance at December 31, 2000	1,143,250	$17.59	$ 6.59–$31.75
Granted	898,000	$32.86	$28.80–$37.56
Exercised	(537,850)	$ 8.11	$ 6.59–$29.25
Forfeited	(15,400)	$28.91	$19.44–$37.56
Expired	(25,300)	$31.05	$19.44–$37.56
Balance at December 31, 2001	1,462,700	$30.10	$ 8.69–$37.56
Granted	154,500	$29.42	$29.40–$29.50
Exercised	(37,400)	$21.53	$ 8.69–$27.13
Forfeited	(16,800)	$30.28	$19.44–$37.56
Expired	(10,300)	$27.25	$ 8.69–$37.56
Balance at December 31, 2002	1,552,700	$30.24	$14.25–$37.56

The following table indicated relevant information for all stock options outstanding, as of December 31, 2002:

Exercise Price/Share	Shares	Weighted Average Remaining Contractual Life (in Years)
$14.25	4,100	0.0
15.75	2,000	0.3
27.13	60,800	0.9
31.75	213,000	5.4
25.88	30,000	6.0
23.00	87,500	2.1
18.88	30,000	7.0
19.44	95,200	3.1
36.00	30,000	8.0
37.56	373,400	4.0
28.80	476,000	5.0
29.50	30,000	9.0
29.40	120,700	5.1
Total	1,552,700	4.6 Years

For purposes of the above table, contractual life is defined as the time from balance sheet date to the expiration date of the option contract and may include a period of time during which the option is not vested.

The following table indicates relevant information for all exercisable stock options, as of December 31, 2002:

Exercise Price/Share	Shares
$14.25	4,100
15.75	2,000
27.13	60,800
31.75	213,000
25.88	30,000
23.00	65,000
18.88	30,000
19.44	49,300
36.00	30,000
37.56	150,800
28.80	47,600
29.40	24,500
Total	707,100

As of December 31, 2002, 2001 and 2000, exercisable options were 707,100, 973,100 and 847,150 shares, respectively. The weighted average exercise price for all exercisable stock options as of December 31, 2002, 2001 and 2000 was $29.89, $28.75 and $16.03, respectively.

Employment Agreement

On February 19, 1998 Mr. Li-Pei Wu, Bancorp and the Bank entered into an employment agreement having an effective date of January 1, 1998, (the "Agreement").

The Agreement provided for an employment term of five (5) years, commencing January 1, 1998, and ending December 31, 2002.

Pursuant to the Agreement, Mr. Li-Pei Wu served as Chairman of the Board of Bancorp and the Bank throughout the entire term of the Agreement, but as Chief Executive Officer of Bancorp and the Bank only through December 31, 2000. On December 31, 2002, Mr. Wu retired as Chairman from the Company and as Chairman and Director of the Bank. In January, 2003, he was elected Chairman Emeritus of the Company and of the Bank.

On February 27, 2001, Mr. Peter Wu, Bancorp and the Bank entered into an employment agreement having an effective date of January 1, 2001. Mr. Peter Wu's employment agreement provides for, among other things, an annual incentive award. The annual incentive compensation award to be paid to Mr. Peter Wu pursuant to his employment agreement with Bancorp and the Bank is to be computed as follows: (i) one percent (1.0%) of any amount by which the Bank's tax equivalent income before the Bank's incentive bonus compensation awards exceeds ten percent (10%) of the net equity of the Bank at the beginning of that fiscal year but does not exceed fifteen percent (15%) of such net equity; and (ii) one and three tenths percent (1.3%) of any amount by which such income exceeds fifteen percent (15%) of such net equity. In addition, Mr. Peter Wu will be entitled to receive from each Bancorp subsidiary (other than the Bank), an incentive compensation award computed in accordance with a formula similar to the one described in the preceding sentence. The total annual incentive compensation award for any year is subject to a maximum dollar limitation of $350,000, except that there will be no such limitation for any year in which the ratio of the Bank's core earnings to its net equity has increased from that of the year 2000. "Core earnings" for purposes of Mr. Peter Wu's employment agreement means the tax equivalent income before the Bank's incentive bonus compensation awards excluding gains and/or losses from securities, warrants and venture capital. Also, unrealized securities gains and/or losses are to be included in the calculation of the Bank's net equity.

Contingent Stock Option Plan

A contingent stock option plan issued at market is in effect which allows certain key officers of the Bank to purchase up to an aggregate of 320,800 shares, as of December 31, 2002, of the Company's authorized but unissued common stock at a price of $2.17–$14.25 per share. The stock options may be exercised by the optionee only in the event of certain triggering events, such as a merger, sale or disposition of all of the assets by the Company, or the Bank, or any similar event in which neither the Company nor the Bank is a survivor. Each of the contingent stock options is for a term of indefinite duration, provided, however, said options shall terminate upon the death of the optionee or in the event the optionee ceases to be employed by the Company. A summary of contingent stock option activity and related option prices for 2002, 2001 and 2000 follows:

	Number of Shares	Weighted-Average Option Price	Range of or Option Price Per Share
Balance at January 1, 2000	562,800	$4.31	$1.86–$14.25
Balance at December 31, 2000	562,800	$4.31	$1.86–$14.25
Balance at December 31, 2001	562,800	$4.31	$1.86–$14.25
Cancelled	(242,000)	$1.86	$1.86
Balance at December 31, 2002	320,800	$6.16	$2.17–$14.25

The following table indicates relevant information for all contingent stock options outstanding, as of December 31, 2002:

Exercise Price/Share	Shares
$ 2.17	96,800
6.51	31,460
6.59	48,400
6.61	16,940
6.75	10,000
6.94	50,000
8.13	12,000
8.30	11,000
10.02	24,200
14.25	20,000
Total	320,800

The weighted average exercise price of all the contingent stock options outstanding was $6.16 and $4.31, as of December 31, 2002 and 2001.

There were no contingent stock options that were exercisable as of December 31, 2002.

General Bank 401(k) Plan

In 1988, the Bank established a 401(k) Plan in which all employees of the Bank may elect to enroll each January 1 or July 1 of every year provided that they have been employed for at least one year prior to the semi-annual enrollment date. Effective January 1, 2002, employees may contribute up to 50 percent of their annual base salary up to limits established by the Internal Revenue

Service with the Company matching 100 percent of the employee's contribution up to 5 percent of that employee's base salary. In 2002, 2001 and 2000, the Bank's contribution amounted to $513,000, $414,000 and $401,000, respectively.

Executive Incentive Savings Plan

In 1992, the Board of Directors of the Bank authorized an Incentive Savings Plan which replaced the Executive Deferred Compensation Plan established in 1988. Under the plan, if any bonus or profit sharing award is received during the year by any vice president or any officer of the Bank ranking above such position (including officers who are also directors), he or she is allowed to set aside up to 30% of such bonus or profit sharing award received in the payment year, and the Bank will contribute additional funds for each participant to pay the approximate federal income tax for the portion of the bonus or award so set aside. This arrangement is tied to a paid-up life insurance program having investment features and the participant has the right to choose different investment vehicles for the investment of the portion of the bonus or award set aside as described above. The Bank contributed approximately $101,000, $334,000 and $583,000 to this plan in 2002, 2001 and 2000, respectively.

NOTE 16—FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The consolidated balance sheets do not reflect various commitments relating to financial instruments which are used in the normal course of business. These instruments include commitments to extend credit and letters of credit. Management does not anticipate that the settlement of these financial instruments will have a material adverse effect on the financial condition or the operations of the Company.

These financial instruments carry various degrees of credit and market risk. Credit risk is defined as the possibility that a loss may occur from the failure of another party to perform according to the terms of the contract. Market risk is the possibility that future changes in the market price may render less valuable a financial instrument.

The contractual amounts of commitments to extend credit and letters of credit represent the amount of credit risk. Since many of the commitments and letters of credit are expected to expire without being drawn upon, the contractual amounts do not necessarily represent future cash requirements.

Commitments to extend credit are legally binding loan commitments with fixed expiration dates. They are intended to be disbursed, subject to certain conditions, upon request of the borrower. The Bank receives a fee for providing a commitment. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary, by the Bank upon the extension of credit is based on management's evaluation. Collateral held varies but may include accounts receivable, inventory, property, equipment and real estate. As of December 31, 2002, the Company's undisbursed loan commitments amounted to approximately $576.1 million, of which $211.6 million related to construction loans. As of December 31, 2001, the Company's undisbursed loan commitments amounted to approximately $584.9 million, of which $201.8 million related to construction loans. As of December 31, 2002 and 2001, $123.0 and $127.0 million of loan commitments were related to a program in which the Bank and various other minority-owned banks participate in the granting of credit to large U.S. corporations, all of which are rated A, or better, by one or both of the major rating services at the time of entering into the commitment agreement. All of the commitments are for one year or less. The Company does not anticipate funding in the majority of instances.

In addition to loan commitments, the Company is also committed to meet capital calls to the various partnership interests of GBC Venture Capital, Inc. As of December 31, 2002 and 2001, these undisbursed commitments totaled $4.9 million and $6.7 million, respectively. These amounts are included as part of total undisbursed commitments.

Standby letters of credit are provided to customers to guarantee their performance, generally in the production of goods and services or under contractual commitments in the financial markets. Commercial letters of credit are issued to customers to facilitate foreign or domestic trade transactions. They represent a substitution of the Bank's credit for the customer's credit.

The following is a summary of various financial instruments with off-balance sheet risk as of December 31, 2002 and 2001:

	December 31, 2002	December 31, 2001
	(in thousands)	
Undisbursed Commitments	$581,939	$592,469
Standby Letters of Credit	32,707	80,091
Bill of Lading Guarantees	528	487
Commercial Letters of Credits	65,709	63,578

As of December 31, 2002, undisbursed loan commitments of $576.1 million include commitments to fund fixed-rate loans and adjustable-rate loans of $18.9 million and $557.2 million, respectively. As of December 31, 2001, undisbursed loan commitments of $584.9 million included commitments to fund fixed-rate loans and adjustable-rate loans of $36.5 million and $548.4 million, respectively.

NOTE 17—DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to make such an estimate:

Cash and due from banks

The carrying amount of cash and due from banks is considered fair value.

Notes to Consolidated Financial Statements (continued)

Federal funds sold and securities purchased under agreements to resell

Outstanding amounts under these categories represented overnight transactions as of December 31, 2002 and 2001 and are considered to be carried at fair value.

Securities

For securities including securities held-to-maturity, for trading and available-for-sale, fair values are based on quoted market prices or dealer quotations. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans

Fair values are estimated for portfolios of loans with similar financial characteristics. These portfolios were then segmented into fixed and adjustable interest rate classifications.

Adjustable rate loans are considered to be carried at fair value.

The fair value of fixed rate loans was calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates that reflect the credit and interest rate risk inherent in the loan.

The entire allowance for credit losses was applied to classified loans including non-accruals. Accordingly, they are considered to be carried at fair value as the allowance for credit losses represents the estimated discount for credit risk for the applicable loans.

Assumptions regarding credit risk, cash flows, and discount rates are judgmentally determined using available market information and specific borrower information.

Warrants

The fair value of warrants meeting the criteria of a derivative instrument as defined by SFAS No. 133 were estimated at the individual warrant level by utilizing the Black-Scholes model.

Deposit liabilities

The fair value of demand deposits, interest bearing demand, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposits is estimated using the rates the Bank was offering as of December 31, 2002 and 2001, for deposits of similar remaining maturities.

Borrowings from the Federal Home Loan Bank

The fair value of borrowings from the Federal Home Loan Bank is estimated using a discounted cash flow model.

Subordinated debt

Rates currently available to the Company for debt with similar terms and remaining maturities are used to estimate the fair value of subordinated debt.

Accrued interest receivable/payable

Accrued interest receivable and accrued interest payable are considered to be carried at fair value due to their short-term nature.

Off-Balance Sheet Financial Instruments

The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of guarantees and letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date.

The fair value disclosed hereinafter does not reflect any premium or discount that could result from offering the instruments for sale. Potential taxes and other expenses that would be incurred in an actual sale or settlement are also not reflected in the amounts disclosed. The fair value estimates are dependent upon subjective estimates of market conditions and perceived risks of financial instruments at a point in time and involve significant uncertainties resulting in variation in estimates with changes in assumptions.

The estimated fair values of the Company's financial instruments are as follows:

	2002 Carrying Amount	2002 Fair Value	2001 Carrying Amount	2001 Fair Value
	(in thousands)			
Financial Assets				
Cash and Due from Banks	$ 46,889	$ 46,889	$ 33,034	$ 33,034
Federal Funds Sold & Securities Purchased Under Agreement to Resell	181,000	181,000	90,000	90,000
Securities Available-for-Sale	1,075,697	1,075,697	1,098,989	1,098,989
Trading Securities	1	1	31	31
Warrants	1,688	1,688	1,799	1,799
Loans, net	1,166,499	1,172,983	1,101,633	1,111,436
Accrued Interest Receivable	10,473	10,473	12,436	12,436
Financial Liabilities				
Deposits	1,904,143	1,910,603	1,827,927	1,832,041
Borrowing from the Federal Home Loan Bank	322,400	329,893	252,400	256,306
Subordinated Debt	39,400	39,400	39,269	38,469
Accrued Interest Payable	4,823	4,823	5,272	5,272

	2002 Contract Amount	2002 Fair Value	2001 Contract Amount	2001 Fair Value
	(in thousands)			
Off-balance Sheet Financial Instruments				
Undisbursed Commitments	$ 581,939	$ 6,128	$ 592,469	$ 6,087
Standby Letters of Credit	32,707	461	80,091	1,364
Bill of Lading Guarantees	528	3	487	5
Commercial Letters of Credit	65,709	164	63,578	159

NOTE 18—CONDENSED FINANCIAL INFORMATION OF GBC BANCORP (PARENT COMPANY)

Condensed balance sheets as of December 31, 2002 and 2001, follow:

	December 31, 2002	December 31, 2001
	(in thousands)	
ASSETS		
Due From Bank Subsidiary	$ 156	$ 253
Investment in Subsidiaries	228,990	227,518
Advance to Bank Subsidiary	13,500	12,000
Other Assets	2,958	7,912
Total Assets	$245,604	$247,683
LIABILITIES AND STOCKHOLDERS' EQUITY		
Dividends Payable	$ 1,395	$ 1,389
Other Liabilities	707	707
Subordinated Debt	39,400	39,269
Total Liabilities	41,502	41,365
STOCKHOLDERS' EQUITY		
Common stock, No Par Value or Stated Value; 40,000,000 Shares Authorized; 11,619,763 and 11,574,329 Shares Issued and Outstanding at December 31, 2002 and 2001, respectively	75,035	73,789
Retained Earnings	112,754	124,186
Accumulated Other Comprehensive Income	16,313	8,343
Total Stockholders' Equity	204,102	206,318
Total Liabilities and Stockholders' Equity	$245,604	$247,683

Condensed statements of operations for the year ended December 31, 2002, 2001 and 2000 follow:

	For the Years Ended December 31, 2002	2001	2000
	(in thousands)		
Interest Income from Bank Subsidiary	$ 284	$ 231	$ 333
Dividends Received from Subsidiaries	5,575	26,795	17,012
Other Income	2	2	—
Total Income	5,861	27,028	17,345
Interest Expense	3,481	3,481	3,481
Non-Interest Expense	460	200	196
Total Expense	3,941	3,681	3,677
Income Before Income Taxes	1,920	23,347	13,668
Benefit for Income Taxes	(1,279)	(1,450)	(1,406)
Income Before Equity in Undistributed (Loss)/Earnings of Subsidiaries	3,199	24,797	15,074
Equity in Undistributed (Loss)/Earnings of Subsidiaries	(8,989)	7,805	23,402
Net (Loss)/Income	$(5,790)	$32,602	$38,476

Notes to Consolidated Financial Statements (continued)

Condensed statements of cash flows for the year ended December 31, 2002, 2001 and 2000 follow:

	For the Years Ended December 31,		
	2002	2001	2000
	(in thousands)		
OPERATING ACTIVITIES			
Net (Loss)/Income	$(5,790)	$ 32,602	$ 38,476
Adjustments to Reconcile Net (Loss)/ Income to Net Cash Provided by Operating Activities			
Accretion of Discount on Subordinated Debt	131	131	131
Net Decrease/(Increase) in Other Assets	5,094	719	231
Equity in Undistributed Earnings (Loss) of Subsidiaries	8,989	(7,805)	(23,402)
Net Cash Provided by Operating Activities	8,424	25,647	15,436
INVESTING ACTIVITIES			
Net (Increase)/Decrease of Investment in Subsidiaries	(4,000)	(9,100)	(12,329)
Net Cash (Used in) Provided by Investing Activities	(4,000)	(9,100)	(12,329)
FINANCING ACTIVITIES			
Cash Dividends Paid	(5,569)	(5,369)	(4,387)
Proceeds from Exercise of Stock Options and Issuance of Stock	1,105	5,263	5,054
Payment to Repurchase Common Stock	(57)	(17,078)	(3,732)
Net Cash Used in Financing Activities	(4,521)	(17,184)	(3,065)
Net Change in Due from Bank	(97)	(637)	42
Due from Bank at Beginning of Year	253	890	848
Due from Bank at End of Year	156	253	890
Supplemental Disclosures of Cash Flow Information:			
Cash Paid (Received) During the Year for:			
Interest	3,350	3,350	3,350
Income Tax	$(1,450)	$ (1,406)	$ (1,075)

NOTE 19—REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements imposed by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory—and possibly additional discretionary—actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Qualitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets. Management believes that as of December 31, 2002 the Bank meets all capital adequacy requirements to which it is subjected.

As of December 31, 2002, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table below. Effective January 1, 2003, the Bank was given a risk classification of 1B requiring it to make insurance payments of $0.03 per $100 of insured deposits. (See also Memorandum of Understanding in section following.)

A "well capitalized" institution is one with capital ratios as shown in the following table. As of December 31, 2002, Tier 1 risk based capital, total risk based and leverage ratios for both the Company and the Bank exceeded the "well capitalized" ratio requirements as follows:

	GBC Bancorp		General Bank		Minimum Regulatory Requirements	Well Capitalized Requirements
	Amount	Ratio	Amount	Ratio		
	(dollars in thousands)					
Tier 1	$180,726	10.51%	$194,206	11.37%	4%	6%
Total	$234,284	13.62%	$215,623	12.62%	8%	10%
Leverage Ratio	$180,726	7.33%	$194,206	7.91%	4%	5%

As of December 31, 2001, Tier 1 risk based capital, total risk based capital and leverage ratios for both the Company and the Bank exceeded the "well capitalized" ratio requirements as follows:

	GBC Bancorp		General Bank		Minimum Regulatory Requirements	Well Capitalized Requirements
	Amount	Ratio	Amount	Ratio		
	(dollars in thousands)					
Tier 1	$196,227	10.70%	$207,010	11.38%	4%	6%
Total	$258,428	14.09%	$229,766	12.63%	8%	10%
Leverage Ratio	$196,227	8.73%	$207,010	9.25%	4%	5%

The Financial Code of the State of California provides that dividends paid by the Bank in any one year may not exceed the lesser of the Bank's undivided profits or the net income for the prior three years, less cash distributions to stockholders during such period. As of December 31, 2002, approximately $10.1 million of undivided profits of the Bank are available for dividends to the Company. Such amount is based on the provisions of the MOU, as described below, as of December 31, 2002.

Memorandum of Understanding

As a result of the findings of the regulatory examination of General Bank dated June 10, 2002, General Bank has entered into a Memorandum of Understanding (MOU) with the Federal Deposit Insurance Corporation and the California Department of Financial Institutions ("DFI"). The MOU provides that the Bank shall retain management acceptable to the regulatory authorities and shall maintain a Tier 1 leverage capital ratio of at least 7.5%. As of December 31, 2002, the Bank's Tier 1 leverage capital ratio was 7.91%. The MOU further provides that the Bank shall not, without prior written consent of the regulatory authorities, pay cash dividends in the event that payment of such dividends will result in non-compliance with this capital ratio. Although the Bank has historically paid such dividends to GBC Bancorp ("GBC") at the time of payment of GBC's dividend, as of December 31, 2002, GBC had $13.7 million of cash and a short-term promissory note from General Bank, which is sufficient to pay dividends at the current annual level of $5.6 million per year and $3.4 million of interest on its subordinated debt per year for over a year without receiving a dividend from the Bank. Management does not believe that the MOU will affect the payment of dividends and interest by GBC Bancorp.

The MOU further provides for reductions in the level of classified assets to specified percentages of Tier 1 Capital plus the Allowance for Credit Losses by March 31, 2003 and June 30, 2003. As of December 31, 2002, the Bank had reduced such classified assets to the level required to be achieved by June 30, 2003. The MOU further calls for the timely identification and classification of problem loans, improvement of credit-related analysis and reports, a second review of real estate appraisals, and improvements in the loan underwriting and monitoring processes. Although the examination report found the Bank's allowance for credit losses to be adequate, management was required to modify the methodology for the size and complexity of the loan portfolio. Bank Secrecy Act policies and procedures were to be improved to eliminate identified deficiencies and a program to reasonably ensure compliance with the requirements for establishing accounts with a W-8 tax-exempt status was to be developed and implemented. Improvements in the documentation and testing of the interest rate risk model were also called for. The Bank has revised its policies, methodologies and procedures as they relate to the credit, Bank Secrecy Act and interest rate risk issues identified in the MOU, and is in the process of implementing them. Among other things, the Bank has initiated employee training and a program to test for the effectiveness of the new policies, methodologies and procedures. Neither the FDIC nor the DFI has yet examined the Bank to test for compliance with the MOU.

As a result of the ratings received by General Bank, GBC Bancorp was no longer eligible to retain its status as a Financial Holding Company ("FHC"). The Company informed the Federal Reserve Bank of San Francisco of its decision to decertify itself as an FHC, effective immediately. GBC Bancorp had not utilized the expanded authorities available as an FHC, and therefore the decertification has no impact on its existing business or on its business strategies.

NOTE 20—OTHER NON-INTEREST EXPENSE

Components of other non-interest expense in excess of 1% of the sum of total interest income and non-interest income for each period were as follows:

	2002	2001	2000
		(in thousands)	
Office Supplies and Communication Expense	$1,987	$1,773	$ 1,730
Professional Services Expense	4,454	2,894	1,933
Real Estate Investment Expense	645	1,697	1,697
Litigation Settlement Expense	—	558	2,410
Other	2,913	2,860	2,370
Total	$9,999	$9,782	$10,140

Notes to Consolidated Financial Statements (continued)

NOTE 21—QUARTERLY RESULTS OF OPERATIONS (Unaudited)

	Three Months Ended in 2002			
	March 31	June 30	Sept. 30	Dec. 31
	(in thousands, except per share data)			
Interest Income	$37,137	$ 38,667	$35,498	$35,604
Interest Expense	13,095	13,461	13,316	12,815
Net Interest Income	24,042	25,206	22,182	22,789
Provision for Credit Losses	18,514	39,150	5,500	13,200
(Loss)/Income Before Income Taxes	(4,583)	(12,801)	8,509	(2,792)
Net (Loss)/Income	(2,906)	(8,010)	5,700	(574)
(Loss)/Earnings Per Share—Basic	(0.25)	(0.69)	0.49	(0.05)
(Loss)/Earnings Per Share—Diluted	(0.25)	(0.69)	0.49	(0.05)

	Three Months Ended in 2001			
	March 31	June 30	Sept. 30	Dec. 31
	(in thousands, except per share data)			
Interest Income	$39,658	$ 39,652	$39,197	$36,971
Interest Expense	18,618	17,271	16,437	14,226
Net Interest Income	21,040	22,381	22,760	22,745
Provision for Credit Losses	6,000	1,800	6,000	6,300
Income Before Income Taxes	3,468	14,463	14,885	9,374
Net Income	7,347	8,805	9,764	6,686
Earnings Per Share—Basic	0.62	0.75	0.84	0.58
Earnings Per Share—Diluted	0.61	0.75	0.84	0.58

NOTE 22—OTHER MATTERS

On February 28, 2002, General Bank consummated its purchase of 100% of the outstanding common stock of Liberty Bank and Trust Co. of Boston ("Liberty"). The purchase transaction was accounted for in accordance with SFAS No. 141, "Business Combinations", at a cost of $11.9 million, gross of cash received. The assets acquired net of cash had a fair value of $ 34,288,000 and the fair value of liabilities assumed was $32,326,000. Goodwill in the amount of $4,515,000 and core deposit premium in the amount of $964,000 were initially recognized in accordance with SFAS No. 141. SFAS No. 142, "Goodwill and Other Intangible Assets," requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with finite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets". The core deposit premium intangible is being amortized over a 5-year period, estimated to be the useful life. The results of the operations of Liberty are included in the Consolidated Financial Statements of the Company from March 1, 2002.



Independent Auditors' Report

The Board of Directors
GBC Bancorp, Inc.:

We have audited the accompanying consolidated balance sheets of GBC Bancorp, Inc. and subsidiaries (the Company) as of December 31, 2002 and 2001, and the related consolidated statements of operations, changes in stockholders' equity and comprehensive income, and cash flows for each of the years in the two-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of GBC Bancorp, Inc. and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 1 to the consolidated financial statements, the Company changed their method of accounting for derivative instruments and hedging activities in 2001.

/s/ KMPG LLP

Los Angeles, California
January 17, 2003

Independent Auditors' Report

To the Board of Directors and Stockholders of
GBC Bancorp and Subsidiaries
Los Angeles, California:

We have audited the accompanying consolidated statements of operations, changes in stockholders' equity and comprehensive income, and cash flows of GBC Bancorp and subsidiaires ("the Company") for the year ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of the Company for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Los Angeles, California
January 19, 2001

GBC BANCORP

CORPORATE HEADQUARTERS
800 West 6th Street
Los Angeles, CA 90017

Li-Pei Wu
Chairman Emeritus

Peter Wu, Ph.D.
Chairman of the Board, President &
Chief Executive Officer

Peter Lowe
Executive Vice President &
Chief Financial Officer

John C. Getzelman
Executive Vice President

Ming Lin Chen
Corporate Secretary

GBC VENTURE CAPITAL, INC.
800 West 6th Street
Los Angeles, CA 90017

Peter Wu, Ph.D.
Chairman

Peter Lowe
Chief Executive Officer

GENERAL BANK

CORPORATE HEADQUARTERS
800 West 6th Street
Los Angeles, CA 90017

Li-Pei Wu
Chairman Emeritus
(213) 972-4166

Chairman's Office
(213) 972-4218

Peter Wu, Ph.D.
Chairman of the Board, President &
Chief Executive Officer

John C. Getzelman
Executive Vice President

Investment Services & Private Banking
(213) 972-4213

Agnes Lew
Director

Controller
(213) 972-4104

Peter Lowe
Executive Vice President &
Chief Financial Officer

Carl C. Maier
Vice President & Controller

Corporate Lending
(213) 972-4147

Phanglin Lin
Senior Vice President & Manager

Corporate Loan Portfolio Management
(213) 972-4298

Richard C. Voake
Senior Vice President &
Chief Credit Officer

International Banking
(213) 972-4158

Phanglin Lin
Senior Vice President & Manager

Multi-Cultural Banking
(213) 972-4105

John C. Getzelman
Executive Vice President

REAL ESTATE LENDING
1420 East Valley Boulevard
Alhambra, CA 91801
(626) 284-9428

Eddie Chang
Senior Vice President & Manager

ROSEMEAD CENTER
4128 Temple City Boulevard
Rosemead, CA 91770

Small Business Lending
(626) 582-7221

Eddie Chang
Senior Vice President

Ray Chang
Vice President & Manager

Human Resources
(626) 582-7222

Sheree Shih
Vice President

Operations Administration
(626) 582-7300

Domenic Massei
Executive Vice President & Operations Administrator

Central Services
(626) 582-7231

Jack Perryman
Vice President & Manager

Auditing
(626) 582-7250

Cathy Wang
Senior Vice President & Internal Auditor

Credit Administration
(626) 582-7281

Richard C. Voake
Senior Vice President & Chief Credit Officer

Marketing
(626) 452-0307

Ming Lin Chen
Senior Vice President & Marketing Director

Compliance
(626) 582-7333

Wilson Mach
Vice President & Compliance Officer

SOUTHERN CALIFORNIA BRANCHES
17271 Gale Avenue
City of Industry, CA 91748
(626) 912-8825

Alex Lee
Senior Vice President & Director of Branch Administration

Los Angeles Main Office
800 West 6th Street
Los Angeles, CA 90017
(213) 896-0098

Vincent Liu
Vice President & Regional Manager

Landa Leung
Assistant Branch Manager

Monterey Park Branch
701 South Atlantic Boulevard
Monterey Park, CA 91754
(626) 281-1033

Dora Wu
Vice President & Regional Manager

Lili Chang
Assistant Branch Manager

Torrance Branch
23326 Hawthorne Boulevard
Torrance, CA 90505
(310) 373-9070

Vincent Liu
Vice President & Regional Manager

Cerritos Valley Branch
18643 South Pioneer Boulevard
Artesia, CA 90701
(562) 809-1300

Dora Wu
Vice President & Regional Manager

Luke Tsang
Branch Manager

San Gabriel Valley Branch
1420 East Valley Boulevard
Alhambra, CA 91801
(626) 284-2121

Hsiao-Ing Lin
Vice President & Regional Manager

Li Liou
Assistant Vice President & Branch Manager

Hacienda Heights Branch
17271 Gale Avenue
City of Industry, CA 91748
(626) 912-8825

Lynn Chang
Vice President & Regional Manager

Gracie Chen
Assistant Vice President &
Assistant Branch Manager

Corporate Information *(continued)*

Irvine Branch
4010 Barranca Parkway
Irvine, CA 92604
(949) 551-1991

Alex Lee
Senior Vice President &
Director of Branch Administration

San Diego Branch
4688 Convoy Street
San Diego, CA 92111
(858) 277-2030

Vincent Chen
Assistant Vice President & Branch Manager

Arcadia Branch
1139 West Huntington Drive
Arcadia, CA 91007
(626) 574-7767

Hsiao Ing Lin
Vice President & Regional Manager

Diamond Bar Branch
2783 South Diamond Bar Boulevard
Diamond Bar, CA 91765
(909) 598-8833

Lynn Chang
Vice President & Regional Manager

Kathy Chen
Branch Manager

San Fernando Valley Branch
9045 Corbin Avenue
Northridge, CA 91324
(818) 886-3578

Vincent Liu
Vice President & Regional Manager

Orange Branch
2263 North Tustin Street
Orange, CA 92865
(714) 283-8688

Tao Sung
Vice President & Branch Manager

Huntington Beach Branch
7146 Edinger Avenue
Huntington Beach, CA 92647
(714) 596-3770

Teresa Cheng
Assistant Branch Manager

Aliso Viejo Branch
65 Enterprise
Aliso Viejo, CA 92656
(949) 360-9858

Vivian Chang
Assistant Branch Manager

CUPERTINO REGIONAL OFFICE
10001 North De Anza Boulevard
Cupertino, CA 95014
(408) 257-8855

Johnny Lee
Senior Vice President & Regional Manager

Northern California Lending
10001 North De Anza Boulevard
Cupertino, CA 95014
(408) 257-4177

Johnny Lee
Senior Vice President & Regional Manager

Jane Ho
Vice President &
Assistant Regional Manager

High Technology Lending
10001 North De Anza Boulevard
Cupertino, CA 95014
(408) 257-4177

Johnny Lee
Senior Vice President & Regional Manager

Cupertino Branch
10001 North De Anza Boulevard
Cupertino, CA 95014
(408) 257-8855

Mandy Fu
Vice President & Branch Manager

Millbrae Branch
39 El Camino Real
Millbrae, CA 94030
(650) 692-7189

Johnny Lee
Senior Vice President & Regional Manager

Fremont Branch
47000 Warm Springs Boulevard
Fremont, CA 94539
(510) 440-8855

Cheyenne Chen
Vice President & Branch Manager

San Jose Branch
1708 Oakland Road
San Jose, CA 95131
(408) 437-6188

Cheyenne Chen
Vice President & Branch Manager

WASHINGTON REGIONAL OFFICE
18030 East Valley Highway
Kent, WA 98032
(425) 656-0278

Tom Chang
Vice President & Manager

Washington Lending
18030 East Valley Highway
Kent, WA 98032
(425) 656-0278

Tom Chang
Vice President & Manager

Kent North Branch
18030 East Valley Highway
Kent, WA 98032
(425) 656-0278

Tom Chang
Vice President & Manager

BOSTON REGIONAL OFFICE
21 Milk Street
Boston, MA 02109
(617) 338-4700

Linda A. Moulton
Senior Vice President & Regional Manager

Boston Lending
21 Milk Street
Boston, MA 02109
(617) 338-4700

Linda A. Moulton
Senior Vice President & Regional Manager

Boston Main Office
21 Milk Street
Boston, MA 02109
(617) 338-4700

Linda A. Moulton
Senior Vice President & Regional Manager

Chinatown Branch
681 Washington Street
Boston, MA 02111
(617) 357-8880

Linda A. Moulton
Senior Vice President & Regional Manager

GENERAL BANK'S SUBSIDIARY COMPANY

GBC Investment & Consulting Company, Inc.
800 West 6th Street
Los Angeles, CA 90017

Peter Wu, Ph.D.
Chief Executive Officer

Taipei Facility
Room 511, 5F. #237
Fu-Hsin South Road, Sec. 2
Taipei, Taiwan
02-2755-4889

Angela Chuang
Representative Officer

ADDITIONAL FINANCIAL INFORMATION & 10-K REPORT
The Company's Annual Report and Form 10-K for the fiscal year ended December 31, 2002 may be obtained without charge by writing to:

Investor Relations
John C. Getzelman
GBC Bancorp
800 West 6th Street, 15th floor
Los Angeles, CA 90017

Or by e-mail:
investors@generalbank.com
Web Site:
www.generalbank.com



Member of Federal Deposit
Insurance Corporation
This annual report has not been
reviewed, or confirmed for accuracy
or relevance, by the Federal
Deposit Insurance Corporation.





GBC Bancorp

800 West 6th Street
Los Angeles, CA 90017
www.generalbank.com